QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 10, 2004.

Registration No. 333-114326

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BUCYRUS INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3352 (Primary Standard Industrial Classification Code No.)	39-0188050 (I.R.S. Employer Identification No.)
P.O. Box 500 1100 Milwaukee Avenue South Milwaukee, Wisconsin 53172 (414) 768-4000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy W. Sullivan
President and Chief Executive Officer
Bucyrus International, Inc.
P.O. Box 500
1100 Milwaukee Avenue
South Milwaukee, Wisconsin 53172
(414) 768-4000
Facsimile (414) 768-5060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew J. Mallow Richard B. Aftanas Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000 Facsimile: (212) 735-2000	Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000 Facsimile: (212) 558-3588

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1) (2)	AMOUNT OF REGISTRATION FEE(3)

Class A Common Stock, $.01 par value	$155,250,000	$19,670.18

(1)
Includes shares of Class A Common Stock, if any, that may be sold pursuant to the underwriters' over-allotment option.

(2)
Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)
This amount has been previously paid.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 10, 2004.

                Shares

Bucyrus International, Inc.

Class A Common Stock

        This is an initial public offering of shares of Class A common stock of Bucyrus International, Inc. All of the               shares of Class A common stock are being sold by Bucyrus.

        Bucyrus is currently majority-owned by a subsidiary of American Industrial Partners Capital Fund II, L.P., or the Fund. The Fund is controlled by American Industrial Partners, or AIP. Upon completion of this offering, AIP/BI LLC, or AIP/BI, a newly-formed subsidiary of AIP, will directly own the Fund's interest in Bucyrus, in the form of 100% of Bucyrus'         shares of outstanding Class B common stock. Each share of Class A common stock has one vote and each share of Class B common stock has two votes. Accordingly, following this offering, AIP will indirectly own common stock representing    % of the total voting power of Bucyrus' common stock.

        Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $                    and $                    . Bucyrus has applied for quotation of the Class A common stock on the Nasdaq National Market under the symbol "BUCY."

        See "Risk Factors" on page 11 to read about factors you should consider before buying shares of the Class A common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Bucyrus	$	$

        To the extent that the underwriters sell more than             shares of Class A common stock, the underwriters have the option to purchase up to             shares of Class B common stock from AIP/BI at the initial public offering price less the underwriting discount. Class B shares will automatically convert into Class A shares upon sale by AIP/BI. Bucyrus will not receive any of the proceeds from any sale of shares sold by AIP/BI.

        The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                  , 2004.

Goldman, Sachs & Co.

Lehman Brothers	Legg Mason Wood Walker Incorporated

Prospectus dated             , 2004.

SOURCES OF MARKET AND INDUSTRY DATA

        This prospectus includes market share and industry data and forecasts that we have obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Information regarding historical equipment sales, industry surveys of equipment installation and industry aftermarket purchasing and sales information are derived primarily from databases maintained by the Parker Bay Company, which specializes in providing market research for the mining and earthmoving equipment industries. Third-party surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys and reports, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources. In addition, we do not know what assumptions regarding general worldwide or country-specific economic growth were used in preparing the forecasts cited in this prospectus. Except where otherwise noted, statements as to our position relative to our competitors or as to market share refer to the most recent available data.

ii

PROSPECTUS SUMMARY

        This summary highlights only selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including "Risk Factors," "Forward-Looking Statements" and the consolidated financial statements and notes to those consolidated financial statements beginning on page F-1 before investing in our Class A common stock. In this prospectus, unless the context indicates otherwise, "we," "us," "our" and "Bucyrus" and similar terms refer to Bucyrus International, Inc. and its consolidated subsidiaries.

Our Company

        We design, manufacture and market draglines, electric mining shovels and rotary blasthole drills used for surface mining and provide the aftermarket replacement parts and service for these machines. There are only two global manufacturers of this large excavation machinery and we believe we have the largest installed base of this equipment in the world and the leading market share in draglines and large rotary blasthole drills. Our products are sold to customers throughout the world in every market where surface mining is conducted with modern methods. Through our predecessor companies, we have been producing excavation machines since 1880 and we have a widely-recognized brand name. Our machines dug the Panama Canal.

        Surface mining is safer, has lower extraction costs and is growing faster than underground mining. Growth is driven by increased demand for surface mined commodities such as copper (South America), oil sands (Canada) and coal (Australia, South Africa, the Western United States, and increasingly, China and India). We have established a leading position in these important surface mining regions. We believe that coal surface mining in China and India holds significant potential for long-term growth, and in early 2004, we entered into a $57 million contract for a dragline sale to the China market. We believe that the sale of this dragline, the first of its kind sold into China, marks a new trend towards the adoption of technologically advanced surface mining methods in China.

        We sell both original equipment manufactured, or OEM, and aftermarket parts and service. OEM machine sales are closely correlated with the strength of commodity markets and maintain and augment our almost $10 billion (calculated by estimated replacement value) installed base, which provides the foundation for our aftermarket activities. Our aftermarket parts and service operations, which are more stable and more profitable than our OEM sales, accounted for approximately 70% of sales over the last ten years. Over that period and throughout commodities cycles, our aftermarket sales have sustained a compound annual growth rate of almost 7%, increasing every year except for one year (1999) in which sales declined 2%. We have a broad and established global presence with a network of 26 sales and service offices located in all countries with major surface mining operations. We manufacture our OEM machines and the majority of aftermarket parts in our facility in South Milwaukee, Wisconsin.

        We concentrate on producing technologically advanced and productive machines that allow our customers to conduct cost-efficient operations. We are the only surface mining manufacturer of alternating current, or AC, drive draglines and electric mining shovels, which we believe have higher efficiency rates and consume less power than direct current, or DC, powered machines. We also offer advanced computer control systems which allow technicians at our headquarters to remotely monitor and adjust our machines all around the world via the Internet.

        The following is a summary of our OEM products:

Product	Primary Use	Price Range	Average Life
Draglines	Remove overburden	$10-70 million	40 years
Electric Mining Shovels	Load materials into trucks	$2-15 million	15 years
Rotary Blasthole Drills	Drill holes for explosives	$0.6-3 million	15 years

        The following charts provide a breakdown of our sales by commodity, region and product line:

Percentage of OEM Sales by Commodity(1)	Percentage of Total Sales by Region(1)	Percentage of Total Sales by Product Line(2)

(1)
Year ended December 31, 2003
(2)
Ten years ended December 31, 2003

Our Industry

        The equipment we manufacture and service is primarily used to mine copper, coal, oil sands and iron ore. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. While our aftermarket parts and service sales have grown consistently, mine operators tend to purchase OEM equipment when they anticipate sustained strength in the commodities markets. Prices for copper, coal, oil and iron ore have risen in recent months. For example, as of May 31, 2004, copper prices were $1.28/lb, a 68% increase over the prior year price of $0.76/lb. Factors that could support sustained demand for these key commodities include continued economic growth in China, India and the developing world and renewed economic strength in industrialized countries.

Our Strengths

        Market Leader in Most Attractive Markets.    We are the only global excavation machinery manufacturer that exclusively focuses on surface mining. Surface mining is primarily employed in, and we have a leadership position in, the regions with the lowest mineral extraction cost and rapid economic development.

        Advanced Technology.    We produce the most advanced surface mining machines available, providing innovative, cost efficient technology and a high degree of reliability to lower customers' operating costs. We are the only surface mining manufacturer of AC powered machines and we offer advanced computer control systems.

        Largest Installed Base.    The estimated replacement value of our worldwide installed base is almost $10 billion, which we believe is the largest installed base of surface mining equipment. This is the foundation for our high margin, predictable and growing aftermarket parts and service business.

        Significant Backlog and Aftermarket Sales Generate Predictable Cash Flows.    Long manufacturing lead times, long-term maintenance contracts and consistent aftermarket sales provide a high degree of predictability on future sales and cash flows. Backlog at May 31, 2004 increased to $284.3 million from $233.6 million at December 31, 2003, a 22% increase.

        Strong Management Team.    Since our current management team, which has an average of 22 years of experience in the industry, was formed in 2000, they have successfully improved product performance, grown sales and market share and improved our cost structure during a period of prolonged weakness in commodity prices and OEM sales. Our senior management will own approximately         % of our common stock outstanding after this offering and will have         options to purchase additional shares of Class A common stock.

Our Strategy

        Capture Aftermarket Parts and Services Opportunity.    We believe that we currently capture less than half of the total annual aftermarket sales generated by our installed base. We are pursuing several performance and technology-based strategies to capture an increased share of this profitable opportunity.

        Focus on Growth in Emerging Market Opportunities.    As new opportunities emerge in various mining markets across the world, we focus on being the first to establish ourselves as the main surface mining equipment supplier in these new markets.

        Focus on Providing the Most Innovative and Reliable Products.    We will continue to provide reliable and technologically innovative machines to lower customers' operating costs and improve operating efficiency. We have a long-standing strategic partnership with a United States subsidiary of Siemens A.G., or Siemens, and have approximately 100 engineers engaged in product design and technical support.

        Expand Margins Through Continuous Cost Discipline and Technological Innovation.    Since 2000, our management team has successfully reduced our cost structure and materially increased operating margins. We have also positioned ourselves so that our operating results will benefit from the increased OEM sales we expect to occur in a strong commodities market.

Risks Relating to Our Business and this Offering

        As part of your evaluation of an investment in our Class A common stock, you should take into account the risks to which we are subject. We may be adversely affected by risks related to our business, including, among other things, risks related to key supplier and customer relationships, leverage and to conducting business in foreign countries and foreign currencies. Our industry is highly competitive and subject to cyclical fluctuations and regulatory risks. You should also be aware that there are various risks specific to our Class A common stock, including risks related to, among other things, continuing voting control by our majority stockholder, future potential sales of substantial amounts of our common stock, potential stock price volatility and book value dilution. For more information about these and other risks, see "Risk Factors" beginning on page 11. You should consider carefully these risks before making an investment in our Class A common stock.

American Industrial Partners

        AIP, through its indirect ownership of 100% of our Class B common stock, will continue to control a majority of the voting power of our common stock after the completion of this offering. AIP is a private investment fund headquartered in San Francisco and New York that has managed over $1 billion of equity capital since its inception in 1988 and has invested in approximately 20 companies. AIP seeks to invest in leading industrial businesses that meet criteria with respect to competitive position and proprietary capability. AIP made its initial investment in Bucyrus in 1997.

        Bucyrus International, Inc. was incorporated in Delaware in 1927 as the successor to a business which commenced in 1880. Our principal executive offices are located at P.O. Box 500, 1100 Milwaukee Ave., South Milwaukee, Wisconsin 53172. Our telephone number is (414) 768-4000. Our Internet address is www.bucyrus.com. The contents of our website are not part of this prospectus.

The Offering

Class A common stock offered	shares.
Over-allotment option
shares. Any shares purchased through the underwriters' exercise of the over-allotment option will be shares of Class B common stock held by AIP/BI, LLC, a newly formed subsidiary of AIP, which we refer to as AIP/BI. The Class B shares will convert automatically into Class A shares upon their sale by AIP/BI. We will not receive any proceeds from sales of common stock by AIP/BI.
Description of common stock
Our common equity will consist of two classes of common stock: Class A common stock and Class B common stock. Only Class A common stock is being offered in this offering. Class A and Class B common stock will be identical in all material respects, except with respect to voting rights. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to two votes per share, on all other matters to be voted on by our common stockholders.

Shares of Class B common stock may only be held by a subsidiary or affiliate of AIP/BI. Upon the sale or transfer of a share of Class B common stock to a person or entity that is not a subsidiary or affiliate of AIP, the share will convert automatically into one share of Class A common stock.
Common stock to be outstanding after this offering:
Class A	shares (does not include 802,400 shares subject to options, 573,600 of which are at a strike price of $0.125 per share and 228,800 of which are at a strike price of $12.50 per share).
Class B	shares.
Common stock to be indirectly held by AIP immediately after this offering:
Class A	None.
Class B	11,442,400 shares (100% of total outstanding and % of total voting power of common stock).
Use of proceeds
We intend to use the net proceeds from this offering, together with borrowings under our new senior secured credit facility, to (i) retire our $150 million 9-3/4% Senior Notes due 2007, or the Senior Notes; (ii) pay deferred interest due on the Senior Notes held by Bucyrus Holdings, LLC, or Holdings; (iii) satisfy our obligations to pay all amounts owed to AIP under a management services agreement (to be terminated prior to the completion of this offering), which we refer to as the Management Services Agreement; and (iv) repay indebtedness under and terminate our existing senior secured credit facility. We will retain any remaining proceeds for general corporate purposes.

Dividend policy
We intend to pay quarterly cash dividends on our Class A and Class B common stock at an initial rate of $ per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, the terms of our new senior secured credit facility, legal requirements and other factors as our board of directors deems relevant.
Proposed Nasdaq National Market symbol	We have applied for quotation of our Class A common stock on the Nasdaq National Market under the symbol "BUCY."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our Class A common stock.
Required refinancing
This offering is part of a comprehensive refinancing of our capital structure. In connection with this offering of Class A common stock, we will be entering into a new senior secured credit facility which we expect will provide us with a senior secured term loan of $100 million and a senior secured revolving credit facility of up to $50 million. We will redeem the Senior Notes and repay and terminate our existing senior secured credit facility. The underwriters' agreement to purchase the shares of Class A common stock in this offering will be conditioned upon our entry into the new senior secured credit facility.

        Unless we specifically state otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full,       shares of Class A common stock and       shares of Class B common stock will be outstanding after this offering.

Recapitalization and Corporate Reorganization

        Our equity capitalization currently consists of shares of a single class of common stock. Upon the completion of this offering, our equity capitalization will consist of authorized and outstanding shares of Class A common stock and Class B common stock and authorized shares of preferred stock. Only Class A common stock is being offered in this offering.

        Currently, Holdings owns approximately 95% of our common equity. Holdings also beneficially owns $75.6 million aggregate principal amount of our 9-3/4% Senior Notes due 2007, or the Senior Notes, together with the right to receive approximately $23.7 million of deferred interest payable on those notes.

        Concurrently with or prior to the closing of this offering, the following transactions will occur to effect the dissolution of Holdings and the reorganization and distribution of its assets. These transactions are integral to the reorganization of our ownership structure in connection with this offering, but will not have a material effect on our operations.

  •
  Holdings will contribute to us its Senior Notes and all of its common stock in us. We will cancel the Senior Notes and common stock and issue to Holdings a new promissory note with terms substantially identical to the canceled Senior Notes and 11,442,400 shares of Class B common stock.

  •
  Holdings will be dissolved. Upon Holdings' dissolution, the new promissory note and all of the shares of Class B common stock issued to Holdings will be distributed to the Fund. The promissory note will be retired as part of our retirement of all of the Senior Notes as described under "Use of Proceeds" below. The Fund will form AIP/BI and contribute to AIP/BI all of the shares of Class B common stock.

  •
  Holdings will contribute to our Minserco subsidiary (i) all of its rights and obligations under a dragline lease agreement between BCC Equipment Leasing and Holdings and (ii) all of its obligations to operate the dragline under a limestone extraction agreement among Bahama Rock Ltd., Martin Marietta Materials, Inc. and Holdings.

        In addition, we will cancel all of our outstanding common equity and issue shares of Class A common stock to all holders of our common shares other than Holdings. Options to purchase our common stock will convert into options to purchase shares of our Class A common stock.

Ownership Structure

        The following organizational charts set forth our current ownership structure and our pro forma ownership structure giving effect to this offering, the recapitalization and the corporate reorganization.

Current

Pro Forma

Ownership

        The following table reflects our pro forma ownership taking into account this offering, the recapitalization and the corporate reorganization.

	Assuming No Exercise of Over-allotment Option		Assuming Exercise of Over-allotment Option
	% of Voting Power	% of Total Outstanding Number of Class A and Class B Common Stock	% of Voting Power	% of Total Outstanding Number of Class A and Class B Common Stock
AIP/BI LLC
New public investors and other holders

Summary Consolidated Financial Data

        The following table sets forth summary consolidated financial data for our operations (1) as of and for the three fiscal years ended December 31, 2003 and the three months ended March 31, 2003 and 2004 and as of March 31, 2004 and (2) for the year ended December 31, 2003 and the three months ended March 31, 2003 and 2004 and as of March 31, 2004 on an as adjusted basis. We derived the selected financial information for each of the three years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the selected financial information for the three months ended March 31, 2003 and 2004 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. The as adjusted statements of operations data give effect to this offering and our borrowings under a new senior secured credit facility along with the application of net proceeds thereof and the termination of the Management Services Agreement prior to this offering as if they occurred as of January 1, 2003. The as adjusted balance sheet data gives effect to this offering and our borrowings from our new senior secured credit facility of $101.4 million as of March 31, 2004. You should read this summary historical financial information together with the consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the years ended December 31,					For the three months ended March 31,
				As Adjusted				As Adjusted
Dollars in thousands, except per share data
	2001	2002	2003	2003(1)		2003	2004	2003(1)		2004(1)
Consolidated Statements of Operations Data:
Sales	$290,576	$289,598	$337,695		$337,695	$60,882	$97,128		$60,882		$97,128
Cost of products sold	243,791	233,516	268,162		268,162	46,324	77,471		46,324		77,471

Gross profit	46,785	56,082	69,533		69,533	14,558	19,657		14,558		19,657
Selling, general and administrative expenses	30,806	32,214	42,747		39,562	8,791	14,056		8,381		13,556
Research and development expenses	5,900	6,512	4,594		4,594	1,154	1,354		1,154		1,354
Amortization of intangible assets	4,292	1,647	1,647		1,647	412	412		412		412

Operating earnings	5,787	15,709	20,545		23,730	4,201	3,835		4,611		4,335
Interest expense	20,885	18,672	17,687		6,014	4,523	4,125		1,535		1,173
Other (income) expense—net	(8,045)	2,776	856		568	204	345		187		162

Earnings (loss) before income taxes	(7,053)	(5,739)	2,002		17,148	(526)	(635)		2,889		3,000
Income tax expense	3,410	5,047	5,583		5,886	806	1,380		874		1,453

Net earnings (loss)	$(10,463)	$(10,786)	$(3,581)		$11,262	$(1,332)	$(2,015)		$2,015		$1,547

Basic and diluted net earnings (loss) per share data:
Net earnings (loss) per share:
Basic	$(.91)	$(.94)	$(.31)	$		$(.12)	$(.17)	$		$
Diluted	$(.91)	$(.94)	$(.31)	$		$(.12)	$(.17)	$		$
Weighted average shares:
Basic	11,484,800	11,484,800	11,710,312			11,484,800	12,058,400
Diluted	11,484,800	11,484,800	11,710,312			11,484,800	12,058,400
Other Financial Data:
EBITDA(2)	$30,234	$28,104	$33,086			$7,309	$7,008
AIP management fee and expenses	1,587	1,610	3,185			410	500
Non-cash stock compensation expense(3)	—	—	1,792			—	4,148
Restructuring charges (severance)	899	1,308	571			127	54
Gain on sale of shares received in demutualization of The Principal Financial Group	(8,704)	—	—			—	—
Loss on sale of fixed assets	750	655	626			57	8

				For the three months ended March 31,
	For the years ended December 31,
Dollars in thousands
	2001	2002	2003	2003	2004
Consolidated Statements of Cash Flows Data:
Cash provided by (used in) operating activities	$(1,309)	$9,705	$22,938	$(78)	$1,455
Cash provided by (used in) investing activities	2,107	3,816	(3,303)	(302)	(701)
Cash provided by (used in) financing activities	(92)	(16,803)	(18,990)	1,279	(2,404)
				As of March 31,
	As of December 31,
Dollars in thousands					As Adjusted 2004(1)
	2001	2002	2003	2004
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,218	$4,189	$6,075	$4,450	$4,450
Property, plant and equipment—net	77,203	62,479	57,433	55,210	55,210
Total assets	355,745	346,878	362,143	349,800	351,333
Total debt	223,486	208,730	191,769	189,530	105,840
Long-term liabilities, including long-term debt	282,302	283,574	231,689	229,721	145,396
Total liabilities	338,573	355,009	352,420	338,939	224,509
Common shareholders' investment (deficit)	17,172	(8,131)	9,723	10,861	126,824

(1)
See "Unaudited As Adjusted Financial Data"

(2)
EBITDA is defined as earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA, a measure used by management to measure liquidity and performance, is reconciled to net loss and net cash provided by (used in) operating activities in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under generally accepted accounting principles, or GAAP, and does not purport to be an alternative to net earnings (loss) as an indicator of operating performance or to net cash provided by (used in) operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

  The following is a reconciliation of net loss as shown in the Consolidated Statements of Operations to EBITDA and a reconciliation of EBITDA to net cash provided by (used in) operating activities as shown in the Consolidated Statements of Cash Flows:

				For the three months ended March 31,
	For the years ended December 31,
Dollars in thousands
	2001	2002	2003	2003	2004
Net loss	$(10,463)	$(10,786)	$(3,581)	$(1,332)	$(2,015)
Interest income	(252)	(243)	(322)	(27)	(65)
Interest expense	20,885	18,672	17,687	4,523	4,125
Income taxes	3,410	5,047	5,583	806	1,380
Depreciation	11,240	10,666	10,831	2,672	2,761
Amortization(a)	5,414	4,748	2,888	667	822

EBITDA	30,234	28,104	33,086	7,309	7,008
Changes in assets and liabilities	454	4,422	10,382	(2,142)	(4,269)
Non-cash stock compensation expense	—	—	1,792	—	4,148
Loss on sale of fixed assets	750	655	626	57	8
Gain on sale of the shares received in demutualization of The Principal Financial Group	(8,704)	—	—	—	—
Interest income	252	243	322	27	65
Interest expense	(20,885)	(18,672)	(17,687)	(4,523)	(4,125)
Income tax expense	(3,410)	(5,047)	(5,583)	(806)	(1,380)

Net cash provided by (used in) operating activities	$(1,309)	$9,705	$22,938	$(78)	$1,455

    (a)
    Includes amortization of intangible assets and debt issuance costs.

(3)
Non-cash stock compensation expense represents the charge recorded relating to our existing book value stock option plan. Non-cash stock compensation expense will continue to be recorded until the completion of this offering. No further compensation expense will be recorded related to this plan in periods subsequent to the period in which this offering occurs. See Unaudited As Adjusted Financial Data.

RISK FACTORS

        Before investing in our Class A common stock, you should carefully consider the risks described below and all other information contained in this prospectus, including the consolidated financial statements and accompanying notes. Our business, prospects, financial condition, results of operations and cash flows could be materially and adversely affected by the following risks, or other risks and uncertainties that we have not yet identified or that we currently consider to be immaterial. In that event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business

A material disruption to our manufacturing plant in Wisconsin could adversely affect our ability to generate revenue

        We produce most of our equipment and aftermarket parts at our manufacturing plant in South Milwaukee, Wisconsin. If operations at this facility were to be disrupted as a result of equipment failures, natural disasters, work stoppages, power outages or other reasons, our business and results of operations could be adversely affected. Interruptions in production would increase costs and reduce sales. Our facilities are also subject to the risk of catastrophic loss due to fires, explosions or adverse weather conditions. Any interruption in production capability could require us to make large capital expenditures to remedy the situation, which could negatively affect our profitability and cash flows. We maintain property damage insurance which we believe to be adequate to provide for reconstruction of our facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under this insurance policy may not offset the lost sales or increased costs that may be experienced during the disruption of operations. Lost sales may not be recoverable under the policy and longer-term business disruptions could result in a loss of customers. If this were to occur, future sales levels, and therefore profitability, could be adversely affected.

If we are unable to purchase component parts or raw materials from key suppliers, or the prices of component parts or raw materials rise prohibitively, our business and results of operations may be materially adversely affected

        We purchase all of our AC drives and certain other electrical parts from Siemens. The loss of Siemens, our only sole source supplier, could have a material adverse effect on our business. We also purchase track links, castings and forgings from suppliers with whom we have long-standing relationships. Although these are not sole source suppliers, the loss of these suppliers could affect our ability to maintain or lower costs. If we had to develop alternative sources of supply, the ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced. In addition, we use substantial quantities of wide-plate steel in our production processes. There have been significant recent increases in steel prices. If we are unable to recover price increases for raw materials we will experience reduced margins. Any significant future delays in obtaining production inputs and other supplies could harm our business and results of operations.

Leverage could affect our operating results and restrict management's discretion

        At March 31, 2004, our consolidated debt totaled approximately $189.5 million. As of March 31, 2004, on an as adjusted basis reflecting the application of the proceeds to us from this offering and our anticipated entry into a new senior secured credit facility, we would have had approximately $105.8 million of total debt. In addition, we would have had approximately $25 million of availability under the revolving portion of the new senior secured credit facility. Our existing credit facility permits, and we anticipate that our new senior secured credit facility will permit us to borrow additional amounts from other sources, subject to specified restrictions on incurrence of indebtedness. Although we believe that our future operating cash flow, together with available financing arrangements, will be sufficient to fund our operating and capital expenditure requirements, leverage and debt service obligations could have important consequences, including the following:

  •
  The terms of our existing debt obligations contain, and our new senior secured credit facility will contain, numerous financial and other restrictive covenants which, among other things, limit our ability to pay dividends, incur additional debt and sell assets. If we do not comply with these obligations, we could be in default under the applicable agreement, which, if not cured or waived, could require repayment of the indebtedness immediately.

  •
  We may be vulnerable in the event of downturns in business, in our industry or in the economy generally.

  •
  We may have difficulty obtaining additional financing at favorable interest rates to meet requirements for working capital, capital expenditures, acquisitions or general corporate purposes.

  •
  We are required to dedicate a substantial portion of our cash flow to the payment of principal and interest on our debt, which reduces funds available for maintaining and growing operations.

  •
  Our variable interest rate borrowings leave us vulnerable to increases in interest rates.

  •
  Our principal borrowings are denominated in U.S. dollars, and we must convert the portion of our earnings denominated in foreign currencies into U.S. dollars in order to service debt, which exposes us to risks associated with currency fluctuations.

We are reliant on significant customers

        Our business is dependent on securing and maintaining customers by promptly delivering reliable, high-performance products. We do not consider ourselves to be dependent upon any single customer; however, on an annual basis a single customer may account for a large percentage of sales, particularly OEM machine sales. In 2001, 2002 and 2003, BHP Billiton, our single largest customer, accounted for approximately 11%, 12% and 17%, respectively, of our sales. The products that we may sell to any particular customer depend on the size of that customer's capital expenditure budget devoted to surface mining plans in a particular year and on the results of competitive bids for major projects. Additionally, our top five customers in each of 2001, 2002 and 2003 collectively accounted for approximately 30%, 41% and 43%, respectively, of our sales. The trend reflects the recent consolidation of the mining industry. In addition, key sectors of the surface mining industry are dominated by a few enterprises, some of whom are our customers. For example, mining in the Canadian oil sands region is a capital intensive endeavor in which key market participants include the Syncrude Canada Ltd. joint venture and Suncor Energy and other companies and joint ventures. While we are not dependent on any one customer, the loss of one or more of our significant customers could, at least on a short-term basis, have an adverse effect on results of operations.

Labor disruptions could adversely affect operations

        As of March 31, 2004, 287 of the 588 employees at our South Milwaukee facility were represented by the United Steelworkers of America Union. The four-year contract with the union representing workers at that facility and the three-year contract with the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America representing workers at our Memphis, Tennessee warehouse facility expire in April, 2005 and September, 2005, respectively.

Although we believe that our relations with employees are good, a dispute between us and our employees could disrupt our operations. Certain of our mine site operations and production and other facilities are located in areas of high union concentration or in nations with laws favorable to unionization, and, as a result, such operations and facilities are susceptible to union-organizing activity. In addition, the workforces of many of our suppliers and our transportation providers are unionized. If they are disrupted by labor issues, delivery of parts and materials to us could be reduced or delayed. Many of our customers have unionized work forces, and work stoppages experienced by our customers could cause us to lose sales or incur increased costs.

We may be adversely affected by environmental and safety regulations or concerns

        We are subject to environmental and occupational safety and health laws and regulations in the United States and other countries. Environmental requirements are complex, change frequently and have tended to become more stringent over time. We cannot assure our complete historical or future compliance with all of these requirements. We may also incur material costs and liabilities in connection with these requirements in excess of amounts reserved. In addition, increased environmental regulation of the mining industry in North America and overseas could increase costs to us or to our customers and adversely affect the sales of our products and future operating earnings. These requirements may change in the future in a manner that could have a material adverse effect on our business, results of operations and financial condition. We have made and will continue to make capital and other expenditures to comply with environmental requirements. For more information about these matters, see "Business—Environmental and Related Matters," "Business—Legal Proceedings" and "Business—Regulations Affecting our Customer Base."

We must attract and retain skilled labor in order to maintain and grow our business

        Our ability to operate profitably and expand our operations depends in part on our ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. Demand for these workers is currently high and the supply is limited, particularly in the case of skilled and experienced engineers and machinists. As a result, our growth may be limited by the scarcity of skilled labor. Even if we are able to attract and retain employees, competition for them may increase total compensation costs. Additionally, a significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the rates of wages we must pay or both. If compensation costs increase or we cannot attract and retain skilled labor, operating earnings would be reduced and production capacity and growth potential impaired.

We are subject to risks of doing business in foreign countries, including emerging markets

        We derive the majority of our sales from foreign markets where we have substantial operations. During 2003, we generated $260.4 million or approximately 77%, of our sales outside the United States. A significant portion of this business is conducted in emerging markets located in Asia, Africa and South America.

        Changes in political, regulatory or economic conditions have the potential to adversely affect our international operations and our financial results. These factors principally include:

  •
  trade protection measures and price controls;

  •
  trade sanctions and embargos;

  •
  import or export licensing requirements;

  •
  economic downturns, civil disturbances or political instability;

  •
  nationalization and expropriation; and

  •
  potentially burdensome taxation.

        In addition, many of the nations in which we operate have developing legal and economic systems, adding a level of uncertainty to our operations in those countries relative to those that would be expected domestically.

        The above factors, and related unpredictability, could place the value of our operations and business relationships in overseas markets at risk.

We are subject to risks related to conducting business in foreign currencies

        Our Australian, Canadian, South African, Brazilian, Chilean and British aftermarket parts sales are denominated in the currencies of those nations, and the majority of our service sales are denominated in these and other local currencies. Although a portion of the expenses of providing overseas services are denominated in local currencies, the cost of goods associated with overseas sales are generally incurred in United States dollars. As a result, an increase in the value of the United States dollar relative to these nations' currencies would decrease the United States dollar equivalent of aftermarket sales earned abroad without decreasing the United States dollar value of a portion of the expenses associated with overseas sales. We do not hedge currency exposures related to our aftermarket business, which is naturally hedged only in part through the incurrence of part of the associated labor, operating expenses and ancillary costs in local currencies.

        Currency controls, devaluations, trade restrictions and other disruptions in the currency convertibility and in the market for currency exchange could limit our ability to convert revenues earned abroad into United States dollars in a timely way. This could adversely affect our ability to service our United States dollar indebtedness, fund our United States dollar costs, finance capital expenditures and pay dividends on our common stock.

The loss of key executives or other key personnel could adversely affect our business

        Our success substantially depends upon our ability to attract and retain qualified employees and upon the ability of senior management and other key employees to implement our business strategy and maintain and grow customer and supplier relationships. We believe there are only a limited number of available qualified executives in our industry. Although we are not aware of any planned departures, we rely substantially upon the services of Timothy W. Sullivan and Thomas B. Phillips. The loss of their services or the services of other members of our management team or the inability to attract and retain other talented personnel could impede the further implementation of our business strategy, which could have a material adverse effect on our business. We do not currently maintain key man life insurance policies for any of our employees. In addition, competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could have a materially adverse affect our business.

We may have to apply significant cash to meet our unfunded pension obligations, and these obligations are subject to increase

        Substantially all of our United States employees participate in our defined-benefit pension plan. As a result of declines in pension asset values, different actuarial assumptions and the application of purchase accounting, our pension expenses have increased. At December 31, 2003, our unfunded pension liability totaled approximately $30 million. Continued declines in interest rates or the market values of the securities held by the plans, or other adverse changes, could materially increase the underfunded status of our plans and affect the level and timing of required cash contributions in 2004 and after.

Our technological capability is dependent in part on our continued alliance with Siemens

        We have a long-standing relationship with Siemens to co-develop advanced technology for our machines. The technology co-developed with Siemens is a key factor in our ability to compete effectively in the surface mining industry based on the technological capabilities of our machines. We depend on Siemens' continued ability to assist in the development of technologically advanced components and systems. We have an exclusive contractual relationship with Siemens that expires in 2006. We believe that our relationship with Siemens is mutually beneficial, but we cannot be certain that our contractual relationship will continue beyond 2006. If the relationship with Siemens were to be discontinued and we could not engage a comparable R&D partner and supplier, our ability to compete based upon technological innovation would be adversely affected.

Our continued success depends in part on the ability to protect intellectual property

        Our future success depends in part upon the ability to protect intellectual property. We rely principally on nondisclosure agreements and other contractual arrangements and trade secret law and, to a lesser extent, trademark and patent law, to protect our intellectual property, including jointly developed intellectual property. However, these measures could prove inadequate to protect intellectual property from infringement by others or to prevent misappropriation of our proprietary rights. In addition, the laws and enforcement mechanisms of some foreign countries do not protect proprietary rights to the same extent as do United States laws. Our inability to protect our proprietary information and enforce intellectual property rights through infringement or other enforcement proceedings could have a material adverse effect on our business, financial condition and results of operations.

We are, and may be in the future, subject to product liability and other suits related to past and current activities

        The sale and servicing of complex, large-scale machinery used in a variety of locations and climates, and integrating a variety of manufactured and purchased components entails an inherent risk of suit and liability relating to the operation and performance of the machinery and the health and safety of the workers who operate and come into contact with the machinery. We maintain product liability and other insurance to cover claims of this nature. Our policies, however, are subject to deductibles and recovery limitations as well as limitations on contingencies covered. Suits against us could be resolved in a manner that materially and adversely affects our financial condition, and we could be subject to future material product liability or other tort or contractual suits.

We have been named as a defendant in multiple suits asserting claims related to exposure to asbestos and other substances

        We have been named as a co-defendant as of May 31, 2004, in 292 pending personal injury cases in nine states involving 1,480 plaintiffs alleging damages caused by exposure to asbestos and other substances. We have secured the dismissal and resolution of a number of previous claims alleging similar fact patterns. The particular circumstances of many of these cases are difficult to assess because the claims allege exposure to a variety of substances from various sources over varying historical periods and assert the culpability of multiple defendants. We have insurance coverage, subject to various deductible and other coverage limitations, for the historical periods during which the pending claims of which we are aware allege exposure. It is possible that claims could be brought with respect to subsequent periods or that insurance coverage in respect of periods for which coverage was obtained will not be adequate to satisfy adverse judgments and other claim resolutions. If these suits are resolved in an adverse manner our financial position could be adversely affected. In addition, we could be named as a defendant in future suits alleging damages due to exposure to asbestos and other substances.

Risks Relating to our Industry

We operate in a highly competitive industry

        We operate in a highly competitive industry. In the aftermarket, we compete with numerous will-fitters. Our only global competitor in electric mining shovels and draglines and primary competitor in rotary blasthole drills is the P&H division of Joy Global, Inc., although for certain applications our electric mining shovels may also compete against hydraulic shovels made by other manufacturers. Certain of our competitors may be larger, have greater financial resources and may be less leveraged than us. In China and Russia, we also face some limited competition from regional and domestic equipment manufacturers. Methods of competition are diverse and include price, lead times, operating costs, product productivity, design and performance, reliability, service, delivery and other commercial factors. If we cannot compete effectively with existing or future competitors, our operating results could be materially adversely affected.

The industries we serve are subject to significant cyclical fluctuations

        Because our customers' purchasing patterns are affected by a variety of factors beyond our control, our sales and operating results may fluctuate significantly from period to period. Given the large sales price of our machinery, one or a limited number of machines may account for a substantial portion of sales in any particular period. Although we recognize sales on a percentage-of-completion basis for new machines, the timing of one or a small number of contracts in any particular period may nevertheless affect operating results. In addition, sales and gross profit may fluctuate depending upon the size and the requirements of the particular contracts entered into in that period.

        The sale of new machines is cyclical in nature and sensitive to changes in general economic conditions, including fluctuations in market prices for copper, coal, oil, iron ore and other minerals as well as alternatives to these minerals. Many factors affect the supply and demand for minerals and oil and thus may affect our sale of products and services, including:

  •
  the level of production;

  •
  the levels of mineral inventories;

  •
  commodities prices;

  •
  the expected cost of developing new reserves;

  •
  the cost of conducting surface mining operations;

  •
  the level of surface mining activity;

  •
  worldwide economic activity;

  •
  substitution of new or competing inputs and mining methods;

  •
  national government political requirements;

  •
  environmental regulation; and

  •
  tax policies.

        If demand for mining services or surface mining equipment utilization rates decrease significantly, then demand for our products and services will decrease. We incurred annual net losses during recent years, which included periods of cyclically weak OEM sales. As a result of this cyclicality, we have experienced, and in the future could experience, extended periods of reduced sales and margins, which may affect the ability to satisfy our debt service obligations.

Regulations affecting the mining industry or electric utilities may reduce demand for our products and services

        Our principal customers are surface mining companies. Many of these customers supply coal as a power generating source for the production of electricity in the United States and other industrialized regions. The operations of these mining companies are geographically diverse and are subject to or affected by a wide array of regulations in the jurisdictions where they operate, including those with a direct impact on mining activities and those indirectly affecting their businesses, such as applicable environmental laws and an array of regulations governing the operation of electric utilities. As a result of changes in regulations and laws relating to the operation of mines, our customers' mining operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with mining and environmental regulations may also induce customers to discontinue or limit their mining operations, and may discourage companies from developing new mines. Additionally, government regulation of electric utilities may adversely impact the demand for coal to the extent that such regulations cause electric utilities to select alternative energy sources and technologies as a source of electric power. Initiatives to regulate mercury emissions, and initiatives targeting acid rain or greenhouse gas emissions, could significantly depress coal consumption in Western economies. For more information about these regulations, see "Business—Regulations Affecting Our Customer Base."

Risks Related to our Class A Common Stock

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial public offering price

        Prior to this offering, there has been no public market for shares of our Class A common stock. An active public trading market for our Class A common stock may not develop or, if it develops, may not be maintained after this offering, and the market price could fall below the initial public offering price. Factors such as quarterly variations in our financial results, announcements by us or others, developments affecting us, our customers and our suppliers and general market volatility could cause the market price of our Class A common stock to fluctuate significantly. As a result, you could lose all or part of your investment. We and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be above the trading price following this offering.

Anti-takeover provisions in our charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter an unsolicited third party acquisition offer, which may adversely affect the marketability and market price of our Class A common stock

        Provisions in our certificate of incorporation and bylaws and in Delaware corporate law could make it difficult for stockholders to change the composition of our board of directors in any one year, and thus prevent them from changing the composition of management. In addition, the same provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Our board of directors can issue preferred stock without stockholder approval of the terms of such stock

        Our amended and restated certificate of incorporation, or certificate of incorporation, will authorize our board of directors, without stockholder approval, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors will be able to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. At the completion of this offering, no shares of preferred stock will be outstanding and we have no present plan to issue any shares of preferred stock.

Shares available for sale and future stock sales could decrease the market price of our stock

        Sales of shares of our common stock in the public market following this offering, or the perception that sales may occur (that is the presence of an "equity overhang"), could depress the market price of our Class A common stock. After this offering, we will have             shares of Class A common stock outstanding and 11,442,400 shares of Class B common stock outstanding, which shares will convert into shares of Class A common stock upon their sale or other transfer to an entity that is not an affiliate of AIP. The number of shares of common stock available for sale in the public market is temporarily limited by restrictions under federal securities law and under lock-up agreements that our directors, executive officers and the holders of substantially all of our common stock have entered into with the underwriters and with us. Those lock-up agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. However, Goldman, Sachs & Co. may release all or any portion of the common stock from the restrictions of the lock-up agreements. The equity overhang might make it difficult or impossible for us to sell additional equity to raise capital. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 of the Securities Act. The remaining shares outstanding after this offering will be available for sale into the public market after the expiration of the initial 180 day lock-up period. Additional shares of Class A common stock underlying options will become available for sale in the public market. We expect to file registration statements on Form S-8 that will register up to             shares of Class A common stock, covering the shares of Class A common stock to be issued pursuant to the exercise of options granted under our stock option plans.

        As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or the market perceives they intend to sell them. These sales may also make it more difficult for us to sell securities in the future at a time and at a price we deem appropriate.

Because AIP controls the majority of the voting power of our common stock, investors in this offering will not be able to determine the outcome of stockholder votes

        Following this offering AIP/BI, a subsidiary of the Fund, which is controlled by AIP will hold 100% of our Class B common stock. Our Class A common stock has one vote per share and our Class B common stock has two votes per share. As a result, after the completion of this offering, the Fund will control    % of the combined voting power of all of our common stock, or    % if the underwriters' over-allotment option is exercised in full. So long as the Fund continues to hold, directly or indirectly, shares of common stock representing more than 50% of the combined voting power of our common stock, it will be able to direct the election of all of the members of our board of directors who will determine our strategic plans and financing decisions and appoint top management. The Fund will also be able to determine the outcome of substantially all matters submitted to a vote of our stockholders, including matters involving mergers, acquisitions and other transactions resulting in a change in control of us. The Fund does not have any obligation to us to either retain or dispose of our common stock.

Because AIP controls us, it may make decisions regarding us that conflict with your interests

        AIP, as our controlling stockholder, will be able to control decisions relating to our participation in acquisitions, divestitures or other transactions, and our pursuit of corporate opportunities. AIP may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to other holders of our common stock or adversely affect us or other investors, including investors in this offering.

Our ability to pay dividends is limited by credit facility provisions

        Our existing senior secured credit facility limits our ability to pay cash dividends on our capital stock. Our new senior secured credit facility, which we are currently negotiating, is also expected to limit our ability to pay dividends unless we meet specified financial tests. Any payment of dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and contractual and other legal restrictions. Accordingly, investors may be required to rely on sales of their Class A common stock after price appreciation, which may or may not occur, as the only, or the primary, way to realize their investment. Some institutional investors cannot or will not invest in non-dividend paying equity securities.

You will incur immediate and substantial dilution as a result of this offering

        The initial public offering price is substantially higher than the book value per share of our Class A common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $                    per share in the tangible book value of the Class A common stock from the initial public offering price. In addition, to the extent that currently outstanding options to purchase Class A common stock are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that constitute "forward-looking statements." These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "intends," "may," "will" or similar terms. These statements speak only as of the date of such statements and we undertake no ongoing obligation to update these statements. These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations of our directors, our officers or advisors with respect to, among other things:

  •
  trends affecting our financial condition, results of operations or future prospects;

  •
  our business and growth strategies;

  •
  our financing plans and forecasts; and

  •
  development of markets for our products.

        You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, some of which are unknown. The factors that could adversely affect our actual results and performance include, without limitation:

  •
  customers' production capacity, stockpiles, and production and consumption rates of copper, coal, iron, oil and other ores and minerals;

  •
  the cash flows of customers;

  •
  consolidation among customers and suppliers;

  •
  work stoppages at customers, suppliers or providers of transportation;

  •
  the timing, severity and duration of customer and industry buying cycles;

  •
  unforeseen patent, tax, product, environmental, employee health or benefit, or contractual liabilities that affect us;

  •
  litigation;

  •
  nonrecurring restructuring and other special charges incurred by us;

  •
  changes in accounting or tax rules or regulations that affect us;

  •
  changes in the relative values of currencies;

  •
  our leverage and debt service obligations;

  •
  our success in recruiting and retaining key managers and employees;

  •
  labor costs and labor relations; and

  •
  our plant capacity.

        The review of important factors above is not exhaustive, and should be read in conjunction with the other cautionary statements included in this prospectus. You are urged to carefully consider these factors and the "Risk Factors" that appear elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

        Our net proceeds from the sale of             shares of Class A common stock in this offering are estimated to be approximately $122.8 million, assuming an initial public offering price of $             per share, the mid-point of the estimated offering price range shown on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, which are payable by us. In the event that the underwriters exercise their over-allotment option, shares sold due to the exercise will be shares held by AIP/BI and we will not receive any of the proceeds from this sale. We anticipate using the net proceeds from this offering together with $101.4 million from our new senior secured credit facility as follows (as if the proceeds were applied as of March 31, 2004):

  •
  approximately $154.9 million to redeem debt in connection with the retirement of all of our 9-3/4% Senior Notes due 2007, or Senior Notes ($78.1 million of which will be paid to the Fund and its affiliates), including the full principal amount of and applicable call premium on the Senior Notes;

  •
  approximately $23.7 million to pay deferred interest due on the Senior Notes held by Holdings;

  •
  approximately $6.4 million to pay all amounts we owe to AIP under the Management Services Agreement, which will be terminated prior to this offering;

  •
  approximately $4.1 million to pay accrued interest on the Senior Notes and expenses in connection with the new senior secured credit facility ($0.3 million of which will be paid to the Fund and its affiliates); and

  •
  approximately $35.1 million to repay indebtedness under our existing senior secured credit facility, which will be terminated upon the completion of this offering. Our existing senior secured credit facility matures on January 8, 2005 and outstanding borrowings bear interest at a floating rate equal to either the prime rate plus an applicable margin (2% to 2.25%) or LIBOR plus an applicable margin (3.5% to 3.75%).

DIVIDEND POLICY

        We intend to pay quarterly cash dividends on our Class A and Class B common stock at an initial quarterly rate of $             per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements and other factors as our board of directors deems relevant. We anticipate that the terms of our new senior secured credit facility will allow us to pay dividends on our common stock subject to limitations, including restrictions on the gross amount of dividends that may be paid and a prohibition on payments of dividends unless specified financial ratios and other performance covenants are met.

        As a privately-owned company, during each of the years ended December 31, 2002 and December 31, 2003, we did not pay a dividend to our stockholders.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004:

  •
  on an actual basis;

  •
  as adjusted for the sale of    shares of Class A common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the estimated offering price range shown on the cover of this prospectus and for expected borrowings under the new senior secured credit facility, and after deducting underwriting discounts and commissions and estimated expenses, and the application of the net proceeds thereof as described under "Use of Proceeds."

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2004
Dollars in thousands, except per share data
	Actual	As Adjusted
Cash and cash equivalents	$4,450	$4,450

Existing senior secured credit facility	$35,055	$—

Revolving portion of new senior secured credit facility	$—	$1,365

Current maturities of long-term debt	$317	$5,317

Long-term debt, excluding current maturities:
New senior secured credit facility	$—	$95,000
9-3/4% Senior Notes due 2007	150,000	—
Other long-term debt	3,895	3,895

Total long-term debt, excluding current maturities	153,895	98,895

Preferred stock, $ par value— shares authorized; none issued	—	—
Common stock, par value $.01 per share—13,600,000 shares authorized; 12,130,800 shares issued	121	—
Class A common stock, par value $.01 per share shares authorized; shares issued and outstanding, as adjusted	—
Class B common stock, par value $.01 per share— shares authorized; 11,442,400 shares issued and outstanding, as adjusted	—
Additional paid-in capital	153,620	276,521
Treasury stock, at cost—72,400 shares	(851)	(851)
Accumulated deficit	(106,798)	(113,615)
Accumulated other comprehensive loss	(35,231)	(35,231)

Total shareholders' investment	$10,861	$126,824

Total capitalization	$164,756	$225,719

DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock upon the completion of this offering.

        Our net tangible book value as of March 31, 2004 equaled approximately $(80.3) million, or $(    ) per share of Class A and Class B common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale of shares of Class A common stock offered by us in this offering at the assumed initial public offering price of $    (the mid-point of the estimated offering price range shown on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value, as adjusted, as of March 31, 2004 would have equaled approximately $           million, or $    per share of common stock. This represents an immediate increase in net tangible book value of $    per share to our existing shareholders and an immediate dilution in net tangible book value of $    per share to new investors of Class A common stock in this offering. The following table illustrates this per share dilution to new investors purchasing our Class A common stock in this offering.

Assumed initial public offering price per Class A common share	$
Net tangible book value per Class A common share as of March 31, 2004	$(	)
Increase in net tangible book value per Class A common share attributable to this offering
Net tangible book value per Class A common share after this offering

Dilution per Class A common share to new investors	$

        The following table as of March 31, 2004 summarizes the differences between our existing shareholders and new investors with respect to the number of shares of Class A common stock issued by us, the total consideration paid and the average price per share paid. The calculations with respect to Class A common shares purchased by new investors in this offering reflect the initial public offering price of $             per share before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration
Average price per share
	Number	Percentage		Amount	Percentage
Existing shareholders, officers, directors and affiliated parties		.	%	$	.	%	$
New investors		.	%	$	.	%	$	.

Total		.	%	$	.	%

        The foregoing discussion and table assume no exercise of any outstanding options to purchase Class A common stock. As of March 31, 2004, 1,018,000 shares were subject to outstanding options, 573,600 of which are at a strike price of $0.125 per share, and 444,400 of which are at a strike price of $12.50 per share, for a weighted average exercise price of $5.53 per share. To the extent these options are exercised, there will be further dilution to new investors.

        The exercise of all options, to purchase shares of Class A common stock with a strike price less than the offering price (based on the midpoint of the price range set forth on the cover of this prospectus), would increase the dilution to new investors an additional $             per share, to $             per share.

        The underwriters' exercise of their over-allotment option in full would increase the dilution to new investors an additional $             per share, to $              per share.

        The combined effect of the exercise of the options and underwriters' overallotment option described above would be to increase the dilution to new investors an additional $             per share, to $             per share.

        AIP/BI is the holder of 100% of our outstanding shares of Class B common stock. Total consideration for these shares was $       , and the average price per share was $       .

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth summary historical financial data for our operations as of and for the five fiscal years ended December 31, 2003 and as of and for the three months ended March 31, 2003 and 2004. We derived the selected financial information for each of the three years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the selected financial information for the years ended December 31, 1999 and 2000 from our audited consolidated financial statements and the related notes not included elsewhere in this prospectus. We derived the selected financial information for the three months ended March 31, 2003 and 2004 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. You should read this summary historical financial information together with the consolidated financial statements and accompanying notes of our operations and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

						For the three months ended March 31,
	For the years ended December 31,
Dollars in thousands, except per share data
	1999	2000	2001	2002	2003	2003	2004
Consolidated Statements of Operations Data:
Sales	$318,635	$280,443	$290,576	$289,598	$337,695	$60,882	$97,128
Cost of products sold	267,323	239,134	243,791	233,516	268,162	46,324	77,471

Gross profit	51,312	41,309	46,785	56,082	69,533	14,558	19,657
Selling, general and administrative expenses	40,362	37,066	30,806	32,214	42,747	8,791	14,056
Research and development expenses	7,646	7,299	5,900	6,512	4,594	1,154	1,354
Amortization of intangible assets	4,642	4,485	4,292	1,647	1,647	412	412

Operating earnings (loss)	(1,338)	(7,541)	5,787	15,709	20,545	4,201	3,835
Interest expense	19,698	22,094	20,885	18,672	17,687	4,523	4,125
Other (income) expense—net	(840)	97	(8,045)	2,776	856	204	345

Earnings (loss) before income taxes	(20,196)	(29,732)	(7,053)	(5,739)	2,002	(526)	(635)
Income tax expense	2,379	3,065	3,410	5,047	5,583	806	1,380

Net loss	$(22,575)	$(32,797)	$(10,463)	$(10,786)	$(3,581)	$(1,332)	$(2,015)

Basic and diluted net loss per share data:
Net loss per share	$(1.96)	$(2.84)	$(.91)	$(.94)	$(.31)	$(.12)	$(.17)
Weighted average shares	11,539,728	11,529,264	11,484,800	11,484,800	11,710,312	11,484,800	12,058,400
Other Financial Data:
EBITDA(1)	$15,720	$9,173	$30,234	$28,104	$33,086	$7,309	$7,008
AIP management fee and expenses	1,892	1,942	1,587	1,610	3,185	410	500
Non-cash stock compensation expense(2)	—	—	—	—	1,792	—	4,148
Restructuring charges (severance)	1,212	2,689	899	1,308	571	127	54
Gain on sale of shares received in demutualization of The Principal Financial Group	—	—	(8,704)	—	—	—	—
Loss on sale of fixed assets(3)	4,392	7	750	655	626	57	8
Consolidated Statements of Cash Flows Data:
Cash provided by (used in) operating activities	$(4,754)	$(599)	$(1,309)	$9,705	$22,938	$(78)	$1,455
Cash provided by (used in) investing activities	$(13,240)	$(2,513)	$2,107	$3,816	$(3,303)	$(302)	$(701)
Cash provided by (used in) financing activities	$17,980	$2,568	$(92)	$(16,803)	$(18,990)	$1,279	$(2,404)

	As of December 31,					March 31,
Dollars in thousands
	1999	2000	2001	2002	2003	2004
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,369	$6,948	$7,218	$4,189	$6,075	$4,450
Property, plant and equipment—net	95,805	86,553	77,203	62,479	57,433	55,210
Total assets	416,987	367,766	355,745	346,878	362,143	349,800
Total debt	221,972	224,671	223,486	208,730	191,769	189,530
Long-term liabilities, including long-term debt	245,005	250,328	282,302	283,574	231,689	229,721
Total liabilities	322,837	321,850	338,573	355,009	352,420	338,939
Common shareholders' investment (deficit)	94,150	45,916	17,172	(8,131)	9,723	10,861

(1)
EBITDA is defined as earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA, a measure used by management to measure liquidity and performance, is reconciled to net loss and net cash provided by (used in) operating activities in the following table. Our management believes EBITDA is useful to the investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net earnings (loss) as an indicator of operating performance or to net cash provided by (used in) operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. The amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in our debt instruments. The definition of EBITDA used in our debt instruments is further adjusted for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making certain payments.

Following is a reconciliation of net loss as shown in the Consolidated Statements of Operations to EBITDA and a reconciliation of EBITDA to net cash provided by (used in) operating activities as shown in the Consolidated Statements of Cash Flows:

						For the three months ended March 31,
	For the years ended December 31,
Dollars in thousands
	1999	2000	2001	2002	2003	2003	2004
Net loss	$(22,575)	$(32,797)	$(10,463)	$(10,786)	$(3,581)	$(1,332)	$(2,015)
Interest income	(630)	(403)	(252)	(243)	(322)	(27)	(65)
Interest expense	19,698	22,094	20,885	18,672	17,687	4,523	4,125
Income taxes	2,379	3,065	3,410	5,047	5,583	806	1,380
Depreciation	11,200	11,393	11,240	10,666	10,831	2,672	2,761
Amortization	5,648	5,821	5,414	4,748	2,888	667	822

EBITDA	15,720	9,173	30,234	28,104	33,086	7,309	7,008
Changes in assets and liabilities	(3,419)	14,977	454	4,422	10,382	(2,142)	(4,269)
Non-cash stock compensation expense	—	—	—	—	1,792	—	4,148
Loss on sale of fixed assets	20	7	750	655	626	57	8
Loss on fixed assets impairment	4,372	—	—	—	—	—	—
Gain on sale of the shares received in demutualization of The Principal Financial Group	—	—	(8,704)	—	—	—	—
Interest income	630	403	252	243	322	27	65
Interest expense	(19,698)	(22,094)	(20,885)	(18,672)	(17,687)	(4,523)	(4,125)
Income tax expense	(2,379)	(3,065)	(3,410)	(5,047)	(5,583)	(806)	(1,380)

Net cash provided by (used in) operating activities	$(4,754)	$(599)	$(1,309)	$9,705	$22,938	$(78)	$1,455

(2)
Non-cash stock compensation expense represents the charge recorded relating to our existing book value stock option plan accounted for in accordance with EITF Issue No. 87-23. The stock option plan indicates that upon successful completion of an initial public offering, fair market value is defined as the trading price of our common stock. Non-cash stock compensation expense will continue to be recorded until the completion of this offering. No further compensation expense will be recorded related to this plan in periods subsequent to the period in which this offering occurs. See Unaudited As Adjusted Financial Data.

(3)
1999 fixed asset loss includes a $4.4 million fixed asset impairment charge at the former manufacturing facility in Boonville, Indiana.

UNAUDITED AS ADJUSTED FINANCIAL DATA

        The unaudited as adjusted consolidated statement of operations data give effect to this offering and our borrowings under the new senior secured credit facility along with the application of net proceeds thereof as if they occurred as of January 1, 2003. The as adjusted balance sheet data give effect to this offering and our borrowings of $101.4 million under our new senior secured credit facility as of March 31, 2004. We will use the net proceeds to repay the Senior Notes and our existing senior secured credit facility, to pay deferred interest on the Senior Notes owned by Holdings, to pay deferred fees owed to AIP under the Management Services Agreement, which will terminate prior to this offering, and to pay other fees and expenses.

        The As Adjusted Consolidated Statements of Operations do not include nonrecurring charges of approximately $                        million representing the write-off of unamortized financing costs of approximately $2.1 million and additional non-cash stock compensation expense of $                        million to be recognized upon successful completion of this initial public offering. The historical selling, general and administrative expenses for the year ended December 31, 2003 and the three months ended March 31, 2004 include $1.8 million and $4.1 million, respectively, of non-cash stock compensation expense related to the Company's existing book value stock option plan.

        The as adjusted financial data do not purport to project our results of operations for the current year or for any future period. The as adjusted financial data are based upon, and should be read in connection with, the sections of this prospectus entitled, "The Offering" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

	Year ended December 31, 2003
Dollars in thousands, except per share data
	Historical	Adjustment	As Adjusted
Consolidated Statement of Operations Data:
Sales	$337,695			$337,695
Cost of products sold	268,162			268,162

Gross profit	69,533			69,533
Selling, general and administrative expenses(1)	42,747	$(3,185)		39,562
Research and development expenses	4,594			4,594
Amortization of intangible assets	1,647			1,647

Operating earnings	20,545	3,185		23,730
Interest expense(2)(3)	17,687	(11,673)		6,014
Other (income) expense—net(4)	856	(288)		568

Earnings before income taxes	2,002	15,146		17,148
Income tax expense(5)	5,583	303		5,886

Net earnings (loss)	$(3,581)	$14,843		$11,262

Basic and diluted net earnings (loss) per share data:
Net earnings (loss) per share:
Basic	$(.31)		$
Diluted	$(.31)		$
Weighted average shares:
Basic	11,710,312
Diluted	11,710,312

(1)
Adjustment to selling, general and administrative expenses reflects the elimination of the expenses in 2003 pursuant to the Management Services Agreement.

(2)
Adjustment to interest expense reflects the reduction in 2003 of interest expense due to (i) retirement of the Senior Notes as of January 1, 2003; (ii) retirement of the existing senior secured credit facility; and (iii) increased borrowings under the new senior secured credit facility at an assumed 4.25% interest rate.

(3)
A 0.125% change in the interest rate payable on the outstanding amount of the new senior secured credit facility would change annual interest expense by $0.1 million before the effect of income taxes.

(4)
Adjustment to amortization expense to reflect the amortization of new deferred financing costs over the term of the new senior secured credit facility.

(5)
Adjustment to income tax expense reflects the federal alternative minimum tax consequences of the above items as we have valuation allowances against federal income tax loss carryforwards.

	Three months ended March 31, 2003
Dollars in thousands, except per share data
	Historical	Adjustment	As Adjusted
Consolidated Statement of Operations Data:
Sales	$60,882			$60,882
Cost of products sold	46,324			46,324

Gross profit	14,558			14,558
Selling, general and administrative expenses(1)	8,791	$(410)		8,381
Research and development expenses	1,154			1,154
Amortization of intangible assets	412			412

Operating earnings	4,201	410		4,611
Interest expense(2)(3)	4,523	(2,988)		1,535
Other (income) expense—net(4)	204	(17)		187

Earnings (loss) before income taxes	(526)	3,415		2,889
Income tax expense(5)	806	68		874

Net earnings (loss)	$(1,332)	$3,347		$2,015

Basic and diluted net earnings (loss) per share data:
Net earnings (loss) per share:
Basic	$(.12)		$
Diluted	$(.12)		$
Weighted average shares:
Basic	11,484,800
Diluted	11,484,800

(1)
Adjustment to selling, general and administrative expenses reflects the elimination of the expenses in 2003 pursuant to the Management Services Agreement.

(2)
Adjustment to interest expense reflects the reduction in 2003 of interest expense due to (i) retirement of the Senior Notes as of January 1, 2003; (ii) retirement of the existing senior secured credit facility; and (iii) increased borrowings under the new senior secured credit facility at an assumed 4.25% interest rate.

(3)
A 0.125% change in the interest rate payable on the outstanding amount of the new senior secured credit facility would change annual interest expense by $0.1 million before the effect of income taxes.

(4)
Adjustment to amortization expense to reflect the amortization of new deferred financing costs over the term of the new senior secured credit facility.

(5)
Adjustment to income tax expense reflects the federal alternative minimum tax consequences of the above items as we have valuation allowances against federal income tax loss carryforwards.

	Three months ended March 31, 2004
Dollars in thousands, except per share data
	Historical	Adjustment	As Adjusted
Consolidated Statement of Operations Data:
Sales	$97,128			$97,128
Cost of products sold	77,471			77,471

Gross profit	19,657			19,657
Selling, general and administrative expenses(1)	14,056	$500		13,556
Research and development expenses	1,354			1,354
Amortization of intangible assets	412			412

Operating earnings	3,835	500		4,335
Interest expense(2)(3)	4,125	(2,952)		1,173
Other (income) expense—net(4)	345	(183)		162

Earnings (loss) before income taxes	(635)	3,635		3,000
Income tax expense(5)	1,380	73		1,453

Net earnings (loss)	$(2,015)	$3,562		$1,547

Basic and diluted net earnings (loss) per share data:
Net earnings (loss) per share:
Basic	$(.17)		$
Diluted	$(.17)		$
Weighted average shares:
Basic	12,058,400
Diluted	12,058,400

(1)
Adjustment to selling, general and administrative expenses reflects the elimination of the expenses in 2004 pursuant to the Management Services Agreement.

(2)
Adjustment to interest expense reflects the reduction in 2004 of interest expense due to (i) retirement of the Senior Notes as of January 1, 2003; (ii) retirement of the existing senior secured credit facility; and (iii) increased borrowings under the new senior secured credit facility at an assumed 4.25% interest rate.

(3)
A 0.125% change in the interest rate payable on the outstanding amount of the new senior secured credit facility would change annual interest expense by $0.1 million before the effect of income taxes.

(4)
Adjustment to amortization expense to reflect the amortization of new deferred financing costs over the term of the new senior secured credit facility.

(5)
Adjustment to income tax expense reflects the federal alternative minimum tax consequences of the above items as we have valuation allowances against federal income tax loss carryforwards.

	As of March 31, 2004
Dollars in thousands, except per share data
	Actual	Adjustments	As Adjusted
Consolidated Condensed Balance Sheet Data:
Assets
Current Assets	$194,947		$194,947
Other Assets:
Restricted funds on deposit	583		583
Goodwill	55,860		55,860
Intangible assets—net	35,312		35,312
Other assets(1)	7,888	$1,533	9,421

	99,643	1,533	101,176
Property, plant and equipment—net	55,210		55,210

	$349,800	$1,533	$351,333

Liabilities and Common Shareholders' Investment (Deficit)
Current Liabilities:
Accounts payable and accrued expenses(2)	$59,475	$(1,415)	$58,060
Liabilities to customers on uncompleted contracts and warranties	9,131		9,131
Income taxes	4,977		4,977
Borrowings under existing senior secured credit facility and other short-term obligations(3)	35,318	(35,055)	263
Borrowings under new senior secured revolving credit facility(3)	—	1,365	1,365
Current maturities of long-term debt(3)	317	5,000	5,317

Total Current Liabilities	109,218	(30,105)	79,113
Long-Term Liabilities:
Liabilities to customers on uncompleted contracts and warranties	800		800
Postretirement benefits	13,274		13,274
Deferred expenses, pension and other	32,427		32,427
Payable to American Industrial Partners(4)	5,665	(5,665)	—
Interest payable to Holdings(5)	23,660	(23,660)	—

	75,826	(29,325)	46,501
Long-Term Debt, less current maturities (Actual includes $75,635 of Senior Notes held by Holdings)(3)(6)	153,895	(55,000)	98,895
Shareholders' Investment (Deficit):
Common stock—par value $.01 per share, authorized 13,600,000 shares, issued 12,130,800 shares	121	(121)	—
Additional paid-in capital(7)	153,620	122,901	276,521
Treasury stock, at cost—72,400 shares	(851)		(851)
Accumulated deficit(8)	(106,798)	(6,817)	(113,615)
Accumulated other comprehensive loss	(35,231)		(35,231)

	10,861	115,963	126,824

	$349,800	$1,533	$351,333

(1)
Adjustment to other assets reflects the write-off of unamortized financing costs related to the Senior Notes and the capitalization of financing costs associated with the new senior secured credit facility.

(2)
Adjustment to accounts payable and accrued expenses reflects the payment of $0.6 million of accrued interest on the Senior Notes and payment to AIP of $0.8 million of unpaid fees and expenses pursuant to the Management Services Agreement.

(3)
Adjustment to borrowings reflects the repayment of the full amount outstanding on the existing senior secured credit facility and the proceeds from the new senior secured credit facility. The new senior secured credit facility will include a $100 million term loan, $5 million of which is due within the next twelve months, and a senior secured revolving credit facility of up to $50 million.

(4)
Adjustment to long-term liabilities payable to American Industrial Partners reflects the payment to AIP for unpaid deferred fees and expenses pursuant to the Management Services Agreement.

(5)
Adjustment to interest payable to Holdings reflects the payment of accrued interest on the Senior Notes owned by Holdings.

(6)
Adjustment to borrowings reflects the retirement of the $150 million of Senior Notes.

(7)
Adjustment to additional paid-in capital reflects the issuance of $135 million of common stock in this offering less $12.2 million in underwriting fees and other expenses associated with this offering.

(8)
Adjustment to accumulated deficit reflects the payment of $4.9 million in redemption premium associated with the retirement of the Senior Notes and write-off of approximately $1.9 million of unamortized deferred financing costs related to the Senior Notes. The adjustment does not include nonrecurring charges of approximately $          million representing additional non-cash stock compensation expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and accompanying notes of our operations included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy, constitutes forward-looking statements that involve risks and uncertainties. Please see "Forward-Looking Statements" and "Risk Factors" for more information. You should review "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

Overview

Business

        We design, manufacture and market large excavation machinery used for surface mining, and provide comprehensive aftermarket services, supplying replacement parts and offering maintenance and repair contracts and services for these machines. We manufacture our OEM products and the majority of aftermarket parts at our facility in South Milwaukee, Wisconsin. Our principal OEM products are draglines, electric mining shovels and rotary blasthole drills, which are used primarily by customers who mine copper, coal, oil sands and iron ore throughout the world. In addition, we provide aftermarket services in mining centers throughout the world, including Argentina, Australia, Brazil, Canada, Chile, China, England, India, Peru, South Africa and the United States. The largest markets for this mining equipment have been in the United States, South America, Australia, South Africa and Canada. In the future, China, India and Canada are expected to be increasingly important markets.

        The market for OEM machines is closely correlated with customer expectations of sustained strength in prices of surface-mined commodities. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. In 2001 and 2002, the market prices of many surface mined commodities were generally weak. In 2003 and during the first quarter of 2004, market prices for copper, coal, iron ore and oil increased. Factors that could support sustained demand for these key commodities include continued economic growth in China, India and the developing world and renewed economic strength in industrialized countries.

        Our aftermarket parts and service operations, which have accounted for approximately 70% of sales over the past ten years, tend to be more consistent than OEM machine sales. Our complex machines are typically kept in continuous operation from 15 to 40 years, requiring regular maintenance and repair throughout their productive lives. The size of our installed base of surface mining equipment and our ability to provide on-time delivery of reliable parts and prompt service are important drivers of aftermarket sales.

        While we continue to forecast increased revenues attributable to increased demand related to both aftermarket parts sales and OEM machine sales relative to prior periods of weaker OEM sales, we maintain ongoing efforts to improve efficiency and contain costs. We have recorded restructuring charges in recent years. While we do not anticipate significant restructuring charges in future years, we do continually evaluate all opportunities for reductions to operating costs. We do not believe these previous actions, including headcount reductions, will impact our ability to respond to increased demand for our products.

        A substantial portion of our sales and operating earnings are attributable to operations located outside the United States. We sell OEM machines, including those sold directly to foreign customers, and most of our aftermarket parts in United States dollars, with limited aftermarket parts sales denominated in the local currencies of Australia, Canada, South Africa, Brazil, Chile and the United Kingdom. Aftermarket services are paid for primarily in local currency which is naturally hedged by our payment of local labor in local currency. In the aggregate, approximately 70% of our 2003 sales were priced in United States dollars.

        Over the past three years, during a period of generally weak commodity prices, we increased gross profits by improving manufacturing overhead variances, achieving productivity gains and growing our high margin aftermarket parts and services business.

        Following is a discussion of key measures which contributed to our operating results.

Key Measures

  Commodity Prices

        Demand for our OEM machines is driven in large part by the prices of certain commodities, such as copper, coal, oil and iron ore. The prices of these commodities have risen in recent periods, particularly in the fourth quarter of 2003 and the first quarter of 2004. Prices moderated to some degree in the beginning of the second quarter of 2004. The following table shows certain commodity prices as of May 31, 2004, March 31, 2004 and as of December 31, 2001, 2002 and 2003:

	December 31,			March 31,	May 31,
	2001	2002	2003	2004	2004
Copper $/lb.(1)	$0.66	$0.70	$1.05	$1.39	$1.28
Japanese coking coal $/tonne(2)(3)	$42.23	$40.97	$42.97	$52.87	N/A(4)
Asian steam coal marker $/tonne(5)(3)	$31.46	$31.22	$54.82	$72.17	$74.54
Heavy oil $/barrel(6)(3)	$8.57	$19.63	$18.39	$21.83	$24.01
South American iron ore $/tonne(7)(3)	$30.03	$29.31	$31.95	$37.90	N/A(8)

(1)
Source: London Metal Exchange.
(2)
Source: The Institute for Energy Economics, Japan.
(3)
The price for this commodity is not determinable by reference to a commodity exchange. The referenced source provides indicative contract prices which we believe are representative of prevailing price trends.
(4)
As of the date of this prospectus, this information was not available. The indicative contract price as of April 30, 2004 was $64.79.
(5)
Source: McCloskey Coal News.
(6)
Source: Sproule Associates, Ltd. The prices quoted are monthly average contract prices for Hardisty (Canada) Heavy Crude Oil and were converted from Canadian to United States dollars based on the average prevailing exchange rate for the applicable month.
(7)
Source: Skillings Mining Review.
(8)
As of the date of this prospectus, this information was not available. The indicative contract price as of April 30, 2004 was $37.90.

  On-Time Delivery and Lead Times

        Due to the high fixed cost structure of our customers, it is critical that they avoid equipment down-time. On-time delivery and reduced lead time of aftermarket parts and services allow customers to reduce downtime and are therefore a key measure of customer service, and we believe they are fundamental drivers of aftermarket customer demand. Our on-time delivery percentage in the aftermarket, based on achieved promised delivery dates to customers, has increased from approximately 74% in 2001 to 92% for 2003 and 93% for the first quarter of 2004. Lead times for deliveries were flat in 2003 as compared to 2002.

        We increased on-time deliveries in 2003 and reduced lead times from 2001 to 2002 and retained improvements in 2003 despite increasing component complexity by focusing on development of key shop floor metrics, improved communication between sales, manufacturing and shipping, instituting daily or weekly meetings to resolve issues, changing shipment methods and hiring an additional supervisory person dedicated to on-time delivery. Information resources useful in accomplishing many of these improvements are now available from our new enterprise resource planning, or ERP, system.

  Productivity

        Sales per full time equivalent employee is a measure of our operational efficiency. Sales per full time equivalent employee were $239,000 for the first quarter of 2004 and $219,000 for 2003 compared with $186,000 for 2001. This productivity increase is primarily due to the application of worldwide sales and inventory ERP systems, and personnel upgrades which collectively allowed sales to grow with minimal changes in headcount. For a discussion of our ERP system, please see "Business—Information Technology Infrastructure."

  Warranty Claims

        Product quality is another key driver of customer satisfaction and, as a result, sales. Management uses warranty claims as a percentage of total sales as one objective benchmark to evaluate product quality. During 2003 and the first quarter of 2004, warranty claims as a percentage of total sales were less than 1%.

  Backlog

        Backlog is a tool which allows management to forecast sales and production requirements. Due to the high cost of some OEM products, backlog is subject to volatility, particularly over relatively short periods. A portion of our backlog is related to multi-year contracts that will generate revenue in future years. The following table shows backlog at December 31, 2001, 2002 and 2003 and March 31, 2004 as well as the portion of backlog which is or was expected to be recognized within 12 months of these dates:

	December 31,			March 31,
Dollars in thousands
	2001	2002	2003	2004
Next 12 months	$107,690	$94,571	$122,263	$153,554
Total	$229,752	$245,695	$233,642	$283,962

  Inventory

        Inventory is one of our significant assets. As of March 31, 2004 we had $121.3 million in inventory. We turned our inventory at an annual rate of approximately 2.3 times in 2003 and 2.4 times in the first quarter of 2004, which we believe is in line with other manufacturers of surface mining equipment. We believe that we have appropriately recorded at the lower of cost or market any slow moving or obsolete inventory in our financial statements. The factors that could reduce the carrying value of our inventory include reduced demand for aftermarket parts due to decreased sales volumes attributable to new or improved technology or customers' discontinuing use of our older model machines, which could render inventory obsolete or excess. With the exception of the normal inventory obsolescence provision recorded in the ordinary course of business, we do not anticipate recording any significant inventory impairments.

Results of Operations

  Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

  Sales

        Sales for the first quarter of 2004 were $97.1 million compared with $60.9 million for the first quarter of 2003. Sales of aftermarket parts and services for the first quarter of 2004 were $69.4 million, an increase of 29.5% from $53.6 million in the first quarter of 2003. The increase was primarily due to an increase in customer equipment utilization and increased discretionary spending. Machine sales for the first quarter of 2004 were $27.7 million, an increase of 281.8% from $7.2 million in the first quarter of 2003. The increase in the first quarter of 2004 was primarily due to the recognition of sales on draglines. Dragline sales were $13.5 million in the first quarter of 2004 and $2.6 million in the first quarter of 2003. Machine sales in both periods were primarily related to a dragline sale entered into in 2002 with a coal customer in the United States. The lower amount of sales in 2003 was due to the machine being in the earlier stages of manufacturing at that time. In early 2004, we entered into a dragline sale with a coal customer in China. Manufacture of the dragline commenced in the first quarter of 2004 and sales of $2.2 million were recognized in that quarter. There was also an increase in the recognition of sales of electric mining shovels in the first quarter of 2004. Approximately $4.2 million of the increase in sales for the first quarter of 2004 was attributable to a weakening United States dollar, primarily impacting aftermarket sales.

  Gross Profit

        Gross profit for the first quarter of 2004 was $19.7 million or 20.2% of sales compared with $14.6 million or 23.9% of sales for the first quarter of 2003. The increase in gross profit was primarily due to an increase in sales. The decrease in the gross profit percentage for 2004 was primarily due to an increase in lower margin OEM sales which was partially offset by manufacturing overhead variance improvements of approximately $2.1 million compared with 2003 due to continuing cost controls and higher manufacturing volumes. Also included in gross profit for 2004 and 2003 was $1.3 million and $1.3 million, respectively, of additional depreciation expense as a result of purchase price allocation to plant and equipment in connection with AIP's acquisition of us. Approximately $713,000 of the increase in gross profit in the first quarter of 2004 was attributable to a weakening United States dollar.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the first quarter of 2004 were $14.1 million or 14.5% of sales compared with $8.8 million or 14.4% of sales for 2003. Selling, general and administrative expenses in 2004 included $4.1 million related to non-cash stock-based employee compensation compared to $0 in 2003. This expense represents the charge recorded relating to the existing book value stock option plan accounted for in accordance with EITF Issue No. 87-23. Selling expenses increased by $1.0 million in 2004 primarily due to increased sales efforts in South America and higher foreign costs as a result of the weakened U.S. dollar, but remained constant as a percentage of sales. In 2004, management incentive accruals increased by $271,000 from 2003. AIP expenses pursuant to the Management Services Agreement were $500,000 in 2004 as compared with $410,000 in 2003. Foreign currency transaction gains totaled $645,000 in the first quarter of 2004 compared with a loss of $243,000 in the first quarter of 2003.

  Research and Development Expenses

        Research and development expenses for the first quarter of 2004 were $1.4 million compared to $1.2 million for the first quarter of 2003.

  Amortization of Intangible Assets

        Amortization of intangible assets, consisting of engineering drawings, bill of material listings and software, for each of the first quarters of 2004 and 2003 was $412,000.

  Operating Earnings

        Operating earnings for the first quarter of 2004 were $3.8 million or 3.9% of sales, compared with $4.2 million or 6.9% of sales, for the first quarter of 2003. The decline was primarily due to the increase in non-cash stock-based employee compensation of $4.1 million.

  Interest Expense

        Interest expense for the first quarter of 2004 was $4.1 million compared with $4.5 million for 2003. The decrease in interest expense in 2004 was primarily due to reduced borrowings.

  Other Income and Expense—Net

        Other income and expense—net was $345,000 of expense and $204,000 of expense for the first quarters of 2004 and 2003, respectively. Debt issuance cost amortization was $411,000 and $249,000 for 2004 and 2003, respectively. The amounts for 2004 and 2003 include costs related to the Loan and Security Agreement entered into on March 7, 2002 as described further in "Liquidity and Capital Resources—Financing Cash Flows" below.

  Income Taxes

        Income tax expense for the first quarters of 2004 and 2003 consisted primarily of foreign taxes at applicable statutory rates. As of March 31, 2004, we had approximately $31.2 million of federal net operating loss carryforwards that expire in the years 2005 through 2021 to offset against future federal taxable income.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

  Sales

        Sales for 2003 were $337.7 million compared with $289.6 million for 2002. Sales of aftermarket parts and services for 2003 were $272.1 million, an increase of 12.4% from $242.0 million in 2002. The increase in aftermarket parts sales was primarily due to increased customer satisfaction, which we achieved through timely delivery of high quality aftermarket parts due to operational efficiencies and supplier alliances. Increased customer equipment utilization and increased discretionary spending has also favorably impacted sales of aftermarket parts.

        Machine sales for 2003 were $65.6 million, an increase of 37.8% from $47.6 million in 2002. The increase in 2003 was attributable to revenues recognized on a dragline ordered late in 2002. While the contract was signed in 2002, only minimal costs and revenues were incurred in 2002 as the primary construction of the machine took place in 2003. Revenues recorded related to the sale of draglines in 2003 were $18.1 million compared to $1.8 million in 2002.

  Gross Profit

        Gross profit for 2003 was $69.5 million or 20.6% of sales compared with $56.1 million or 19.4% of sales for 2002. The increase in the gross profit percentage for 2003 was primarily due to improved manufacturing overhead variances and a higher mix of aftermarket parts sales. Manufacturing overhead variances improved by approximately $3 million compared with 2002 due to continuing cost controls and higher manufacturing volumes, and warranty expense declined by approximately $800,000 from 2002. In the aggregate, there were no significant increases in raw material costs in 2003. Also included in gross profit for 2003 and 2002 was $5.1 million and $5.1 million, respectively, of additional depreciation expense as a result of purchase price allocation to plant and equipment in connection with AIP's acquisition of us. Approximately $3.3 million of the increase in 2003 was attributable to a weakening United States dollar, see "Foreign Currency Fluctuations" below.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses for 2003 were $42.7 million or 12.7% of sales compared with $32.2 million or 11.1% of sales for 2002. Selling expenses increased by $2.6 million in 2003 primarily due to increased sales efforts in North and South America, and higher foreign costs as a result of the weakened U.S. dollar, but remained constant as a percentage of sales. In 2003, management incentive accruals increased by $1.7 million from 2002. Selling, general and administrative expenses in 2003 also included $1.8 million of non-cash expense related to stock-based employee compensation compared to $0 in 2002. This expense represents the charge recorded relating to the existing book value stock option plan accounted for in accordance with EITF Issue No. 87-23. In addition, AIP expenses pursuant to the Management Services Agreement were $3.2 million in 2003 as compared with $1.6 million in 2002 due to increased interest expense on unpaid management fees and out-of-pocket expenses. We incurred a loss of $626,000 on the sale of fixed assets in 2003 compared to a loss of $655,000 in 2002.

  Research and Development Expenses

        Research and development expenses for 2003 were $4.6 million compared with $6.5 million for 2002. The decrease was primarily due to the completion in 2002 of several major product improvement projects.

  Amortization of Intangible Assets

        Amortization of intangible assets, consisting of engineering drawings, bill of material listings and software, for 2003 and 2002 was $1.6 million and $1.6 million respectively.

  Operating Earnings

        Operating earnings for 2003 were $20.5 million, or 6.1% of sales, compared with $15.7 million, or 5.4% of sales, for 2002. This improvement was due to the factors discussed above.

  Interest Expense

        Interest expense for 2003 was $17.7 million compared with $18.7 million for 2002. The decrease in interest expense in 2003 was primarily due to reduced borrowings and declining interest rates. Included in interest expense for 2003 and 2002 was $14.6 million related to the Senior Notes, as described further in "Liquidity and Capital Resources—Financing Cash Flows" below. Holdings deferred receipt of interest accrued on these Senior Notes in 2003 and 2002.

  Other Income and Expense—Net

        Other income and expense—net was $856,000 of expense and $2.8 million of expense for 2003 and 2002, respectively. Debt issuance cost amortization was $1.2 million and $3.1 million for 2003 and 2002, respectively. The amount for 2002 includes costs related to our existing senior secured credit facility entered into on March 7, 2002 as described further in "Liquidity and Capital Resources—Financing Cash Flows" below. These costs were amortized in their entirety over the period ending January 2, 2003, the date that the initial term of our existing senior secured credit facility expired.

  Income Taxes

        Income tax expense for 2003 and 2002 consists primarily of foreign taxes at applicable statutory rates. As of December 31, 2003, we had approximately $41.4 million of federal net operating loss carryforwards that expire in the years 2005 through 2021 to offset against future federal taxable income.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Sales

        Sales for 2002 were $289.6 million compared with $290.6 million for 2001. Sales of aftermarket parts and services for 2002 were $242.0 million, which was an increase of 7.1% from $226.0 million in 2001. Machine sales for 2002 were $47.6 million, a decrease of 26.3% from $64.6 million in 2001. Commodity prices remained weak in both 2002 and 2001. In 2001, we recognized sales on three small draglines sold into India. A strong United States dollar reduced sales by approximately $2.3 million in 2002 as compared to 2001, see "Foreign Currency Fluctuations" below.

  Gross Profit

        Gross profit for 2002 was $56.1 million or 19.4% of sales compared with $46.8 million or 16.1% of sales for 2001, primarily due to increased sales of aftermarket parts and services and improved margins on those sales. Also included in gross profit for 2002 and 2001 was $5.1 million and $5.2 million, respectively, of additional depreciation expense as a result of purchase price allocation to plant and equipment in connection with AIP's acquisition of us. A strong United States dollar reduced gross profit by approximately $779,000 in 2002 as compared to 2001, see "Foreign Currency Fluctuations" below.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses for 2002 were $32.2 million or 11.1% of sales compared to $30.8 million or 10.6% of sales for 2001. In 2002, management incentive accruals and severance expense increased by $1.1 million and $409,000, respectively, from 2001. Expenses pursuant to the Management Services Agreement with AIP were $1.6 million and $1.6 million for 2002 and 2001, respectively. We incurred a loss on sale of fixed assets of $655,000 in 2002 compared to a loss of $750,000 in 2001.

  Research and Development Expenses

        Research and development expenses for 2002 were $6.5 million compared with $5.9 million for 2001. The increase was primarily due to certain product improvement projects in 2002.

  Amortization of Intangible Assets

        Amortization of intangible assets, consisting of engineering drawings, bill of material listings and software, for 2002 and 2001 was $1.6 million, and $4.3 million respectively. The decrease in 2002 was due to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 which discontinued goodwill amortization in 2002, see "Critical Accounting Policies and Estimates" below. Goodwill amortization totaled $2.2 million in 2001.

  Operating Earnings

        Due to the factors discussed above, operating earnings for 2002 were $15.7 million or 5.4% of sales compared with $5.8 million or 2.0% of sales for 2001.

  Interest Expense

        Interest expense for 2002 was $18.7 million compared with $20.9 million for 2001. The decrease in interest expense in 2002 was primarily due to reduced borrowings and declining interest rates. Included in interest expense for both 2002 and 2001 was $14.6 million related to the Senior Notes, see "Liquidity and Capital Resources—Financing Cash Flows" below. Holdings deferred the receipt of interest accrued on these Senior Notes in both 2002 and 2001.

  Other Income and Expense—Net

        Other income and expense—net was $2.8 million of expense and $8.0 million of income for 2002 and 2001, respectively. Included in the amount for 2001 was income of $8.7 million from the sale of shares the Company received as a result of the demutualization of The Principal Financial Group. Debt issuance cost amortization was $3.1 million and $1.1 million for 2002 and 2001, respectively. The amount for 2002 includes costs related to our existing senior secured credit facility, as described in "Liquidity and Capital Resources—Financing Cash Flows" below, entered into on March 7, 2002. These costs were amortized in their entirety over the period ending January 2, 2003, the date that the initial term of our existing senior secured credit facility expired.

  Income Taxes

        Income tax expense for 2002 and 2001 consisted primarily of foreign taxes at applicable statutory rates. As of December 31, 2002, we had approximately $55.1 million of federal net operating loss carryforwards that expire between 2005 and 2021 to offset against future federal taxable income.

Foreign Currency Fluctuations

        The following table summarizes the approximate effect of changes in foreign currency exchange rates on our sales, gross profit and operating earnings for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, in each case compared to the prior year:

				Three Months Ended March 31,
	Years Ended December 31,
Dollars in thousands
	2001	2002	2003	2003	2004
Increase (decrease) in sales	$(11,004)	$(2,299)	$17,134	$2,079	$4,215
Increase (decrease) in gross profit	(1,977)	(779)	3,307	305	713
Increase (decrease) in operating earnings	(218)	(381)	1,434	75	53

EBITDA

        Earnings before interest, taxes, depreciation and amortization, or EBITDA, for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 was $30.2 million, $28.1 million, $33.1 million, $7.3 million and $7.0 million, respectively. EBITDA is presented (i) because we use EBITDA to measure our liquidity and financial performance and (ii) because we believe EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating the performance and enterprise value of companies in general, and in evaluating the liquidity of companies with significant debt service obligations and their ability to service their indebtedness. The EBITDA calculation is not an alternative to operating earnings under generally accepted accounting principles, or GAAP, as an indicator of operating performance or of cash flows as a measure of liquidity. The following table reconciles Net loss as shown in the Consolidated Statements of Operations to EBITDA and reconciles EBITDA to Net cash provided by (used in) operating activities as shown in the Consolidated Statements of Cash Flows:

				Three Months Ended March 31,
	Years Ended December 31,
Dollars in thousands
	2001	2002	2003	2003	2004
Net loss	$(10,463)	$(10,786)	$(3,581)	$(1,332)	$(2,015)
Interest income	(252)	(243)	(322)	(27)	(65)
Interest expense	20,885	18,672	17,687	4,523	4,125
Income taxes	3,410	5,047	5,583	806	1,380
Depreciation	11,240	10,666	10,831	2,672	2,761
Amortization(1)	5,414	4,748	2,888	667	822

EBITDA(2)(3)(4)	30,234	28,104	33,086	7,309	7,008
Changes in assets and liabilities	454	4,422	10,382	(2,142)	(4,269)
Non-cash stock compensation expense(5)	—	—	1,792	—	4,148
Loss on sale of fixed assets	750	655	626	57	8
Gain on sale of the shares received in demutualization of The Principal Financial Group	(8,704)	—	—	—	—
Interest income	252	243	322	27	65
Interest expense	(20,885)	(18,672)	(17,687)	(4,523)	(4,125)
Income tax expense	(3,410)	(5,047)	(5,583)	(806)	(1,380)

Net cash provided by (used in) operating activities	$(1,309)	$9,705	$22,938	$(78)	$1,455

Net cash provided by (used in) investing activities	$2,107	$3,816	$(3,303)	$(302)	$(701)

Net cash used in financing activities	$(92)	$(16,803)	$(18,990)	$1,279	$(2,404)

(1)
Includes amortization of intangible assets and debt issuance costs.

(2)
EBITDA for the year ended December 31, 2001 includes $8.7 million of income from the sale of shares we received as a result of the demutualization of The Principal Financial Group.

(3)
EBITDA for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 was reduced by restructuring charges of $899,000, $1.3 million, $571,000, $127,000 and $54,000, respectively, primarily related to severance payments and related matters.

(4)
This calculation varies from the calculation in our existing senior secured credit facility.

(5)
Non-cash stock compensation expense represents the charge recorded relating to our existing book value stock option plan accounted for in accordance with EITF Issue No. 87-23.

Liquidity and Capital Resources

  Cash Requirements

        During 2004, we anticipate strong cash flows from operations due to continued strength in aftermarket parts sales as well as increased demand for new machines. In expanding markets, customers are contractually obligated to make progress payments under purchase contracts for machine orders. As a result, we do not anticipate significant outside financing requirements to fund production of these machines and do not believe that new machine sales will have a material negative effect on our liquidity. If additional borrowings are necessary during 2004, we believe we have sufficient capacity under our current or new senior secured credit facility.

        The terms of our existing senior secured credit agreement limit capital expenditures for 2004 to $4.8 million. We believe that this limitation will not hinder our ability to make appropriate capital expenditures. We believe cash flows from operating activities will be sufficient to fund capital expenditures.

        The following table summarizes our contractual obligations as of December 31, 2003:

Dollars in thousands	Total	1 Year or Less	2-3 Years	4-5 Years	Thereafter
Long-term debt	$154,349	$376	$739	$150,425	$2,809
Short-term obligations	37,420	37,420	—	—	—
Purchase obligations(1)	1,723	1,396	327	—	—
Operating leases and rental and service agreements	31,172	5,897	6,361	2,938	15,976

Total	$224,664	$45,089	$7,427	$153,363	$18,785

(1)
Obligations related to purchase orders entered into in the ordinary course of business are excluded from the above table. Any amounts for which we are liable for goods or services received under purchase orders are reflected in the Consolidated Balance Sheet as accounts payable and accrued expenses.

        At March 31, 2004 and December 31, 2003, there were $9.0 million and $7.7 million, respectively, of standby letters of credit outstanding under all our bank facilities.

        Our long-term liabilities consist of warranty and product liability accruals, pension and postretirement benefit accruals and management service accruals. In 2004, we expect to contribute $4.9 million to our pension plans and $1.7 million for the payment of benefits from our postretirement benefit plan. As of December 31, 2003, we also expect to pay $1.6 million in 2004 under the Management Services Agreement, which will be terminated prior to this offering.

        Payments of warranty and product liability claims are not subject to a definitive estimate by year. However, management does not anticipate cash requirements for warranty and product liability to be materially different than historical funding levels.

        In addition to the obligations noted above, we anticipate cash funding requirements for interest and income taxes of approximately $17 million and $6 million, respectively, during 2004.

        We believe that cash flows from operations will be sufficient to fund the cash requirements outlined above for the next 12 months.

        During 2003 and the first quarter of 2004, we repaid $16.6 million and $2.4 million, respectively, in borrowings under the existing senior secured credit facility. We believe that cash flows from operations will be sufficient to repay additional borrowings under the existing senior secured credit facility in 2004.

  Sources and Uses of Cash

        While we had approximately $4.5 million of cash and cash equivalents as of March 31, 2004, this cash is located at various foreign subsidiaries and is used for working capital purposes. Cash receipts in the United States are applied against the revolving portion of our existing senior secured credit facility as discussed below.

  Operating Cash Flows

        During 2003, we generated cash from operating activities of $22.9 million compared to $9.7 million in 2002. During the first quarter of 2004, we generated cash from operating activities of $1.5 million compared to cash used of $78,000 in the first quarter of 2003. The increase in cash flows from operating activities was driven primarily by increased profitability and reduced working capital requirements.

Accounts Receivable

        We recognize revenues on our machine orders using the percentage-of-completion method. Accordingly, accounts receivable are generated when revenue is recognized, which can be before the funds are collected or in some cases, before the customer is billed. As of December 31, 2003 we had $73.1 million of accounts receivable compared to $52.8 million of accounts receivable at December 31, 2002. The increase in accounts receivable was attributable to an increase in revenue recognized in excess of amounts billed on contracts accounted for using the percentage of completion method of $5.1 million. The remaining increase was attributable to the impact of foreign currency translation due to the weakening of the U.S. dollar of $6.3 million and $8.9 million due to increased sales volume in 2003. The decrease in accounts receivable at March 31, 2004 is a result of collection of the receivables billed during the fourth quarter of 2003.

Liabilities to Customers on Uncompleted Contracts and Warranties

        Customers generally make down payments at the time of the order for a new machine as well as progress payments throughout the manufacturing process. In accordance with SOP No. 81-1, these payments are recorded as Liabilities to Customers on Uncompleted Contracts and Warranties which increased from $9.8 million at December 31, 2002 to $19.8 million at December 31, 2003. This increase was due to increased new machine activity for which payments from customers exceed revenues recognized. The decrease of $9.9 million from December 31, 2003 to March 31, 2004 was due to the recognition of revenue on long-term machine contracts for which customer payments were received in 2003.

  Financing Cash Flows

Our New Senior Secured Credit Facility

        We have a commitment from, and are currently negotiating the terms of a new senior secured credit facility with, Goldman Sachs Credit Partners L.P. and GMAC Commercial Finance LLC, or GMAC, which we refer to as the new senior secured credit facility. The completion of this offering of Class A common stock is one condition to our entering into the new senior secured credit facility. We intend to use amounts borrowed under our new senior secured credit facility, along with the net proceeds of this offering, to redeem our Senior Notes, to retire our existing senior secured credit facility, to pay deferred interest due on the Senior Notes held by Holdings and to pay deferred fees and other amounts due pursuant to the Management Services Agreement with AIP, which will be terminated prior to this offering. Although the specific terms of the new senior secured credit facility are still being negotiated, we expect that the new senior secured credit facility will provide us with a senior secured term loan of $100 million and a senior secured revolving credit facility of up to $50 million. Borrowings under the revolving portion of the new senior secured credit facility are expected to be limited by a borrowing base formula taking into account the value of our receivables and inventory. We expect that the new senior secured credit facility will contain covenants limiting the discretion of management with respect to key business matters and will place significant restrictions on, among other things, our ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. We expect that substantially all of our domestic assets and the receivables and inventory of our Canadian subsidiary will be pledged as collateral under the new senior secured credit facility. In addition, we anticipate that the outstanding capital stock of our domestic subsidiaries as well as the majority of the capital stock of our foreign subsidiaries will be pledged as collateral.

Our Existing Senior Secured Credit Facility; Senior Notes

        Our primary source of financing is a senior secured credit facility with GMAC, which we refer to as the existing senior secured credit facility, which as of March 31, 2004 provides us with a $73.0 million senior secured credit facility and expires on January 8, 2005. Substantially all of our domestic assets and the receivables and inventory of our Canadian subsidiary are pledged as collateral under the existing senior secured credit facility. In addition, all of our outstanding capital stock and the outstanding capital stock of our domestic subsidiaries as well as 65% of the capital stock of our foreign subsidiaries are pledged as collateral. We intend to satisfy all of our obligations under our existing senior secured credit facility, and retire the facility, by drawing down on our new senior secured credit facility.

        We currently have outstanding $150 million of our Senior Notes. During 2000, Holdings acquired $75.6 million of our Senior Notes. Holdings agreed to defer the receipt of interest on its Senior Notes through September 15, 2003. Holdings received current interest payable on the Senior Notes held by them on March 15, 2004 from the proceeds of the term loan portion of the existing senior secured credit facility. We intend to retire all $150 million of our Senior Notes, which will require the payment of a call premium, and to pay $23.7 million in deferred interest due on the Senior Notes held by Holdings with the proceeds of this offering and from borrowings under our new senior secured credit facility.

        The terms of the existing senior secured credit facility and the Senior Notes require us to comply with certain covenants. We are in compliance with these covenants as of March 31, 2004. While certain of these covenants limit our ability to incur additional indebtedness or to pay dividends, among other restrictions, we do not believe that such limitations will impact our financial condition or results of operations in light of the current availability under the existing senior secured credit facility and cash flows to be generated from operations.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such differences may be material to the financial statements.

The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. We evaluate these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using estimates.

        The following are the accounting policies that most frequently require us to make estimates and judgments and are critical to understanding our financial condition, results of operations and cash flows:

        Revenue Recognition—Revenue from long-term sales contracts, such as for the manufacture of our machines, is recognized using the percentage-of-completion method prescribed by SOP No. 81-1 due to the length of time to fully manufacture and assemble our machines. We measure revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in our financial statements and most accurately measures the matching of revenues with expenses. We also have long-term maintenance and repair contracts with customers. Under these contracts, we provide all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for our personnel to operate the equipment being serviced. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

        Goodwill and Intangible Assets—The Company accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. As a result, goodwill is not subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value-based test. Additionally, intangible assets with indefinite lives are also not amortized but are subject to an evaluation for impairment at least annually by applying a lower-of-cost-to-market test. Intangible assets with finite lives continue to be amortized. For goodwill, the fair value of our reporting units exceeds the carrying amounts and an impairment charge is not required. As of December 31, 2003, we carried on our balance sheet $12.4 million of indefinite life intangible assets, which consists of trademarks and trade names. We have also completed an impairment analysis of our indefinite life intangible assets in accordance with the provisions of SFAS 142 and have determined that an impairment charge is not required.

        Warranty—Sales of our products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in our marketplaces. We record provisions for estimated warranty and other related costs at the time of sale based on historical warranty loss experience and periodically adjust these provisions to reflect actual experience.

        Product Liability—We are subject to numerous product liability claims, many of which relate to products no longer manufactured by us or our subsidiaries, and other claims arising in the ordinary course of business. We have insurance covering most of said claims, subject to varying deductibles up to $3 million, and have various limits of liability depending on the insurance policy year in question. We establish product liability reserves for the self-insured portion of any known outstanding matters based on the likelihood of loss and our ability to reasonably estimate such loss. We make estimates based on available information and our best judgment after consultation with appropriate experts. We periodically revise estimates based upon changes to facts or circumstances.

        Pension and Other Postretirement Benefits—We account for pensions under SFAS No. 87, "Employers' Accounting for Pensions" and other postretirement benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We have two major defined benefit pension plans which are separately funded and also provide certain health care benefits to employees until age 65 and life insurance benefits for certain eligible retired United States employees. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases and health care cost trend rates, as we determine within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in actual costs of health care. These differences may result in a significant impact to the amount of pension and other postretirement benefit expenses recorded by us.

        In determining our net periodic cost for pension benefits and for postretirement benefits other than pensions for 2003, our actuary used a 6.75% discount rate and an expected long-term rate of return on plan assets of 9%. The discount rate for 2003 was reduced from 7.25% in 2002 while the expected long-term rate of return on plan assets did not change from 2002. The discount rate and the expected long-term rate of return on plan assets used to develop the net periodic benefit costs referred to above for 2004 are 6.25% and 9%, respectively.

        In selecting an assumed discount rate, we review various corporate bond yields. The 9% expected long-term rate of return on plan assets is based on the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns. The table below shows the effect that a 1% increase or decrease in the discount rate and expected rate of return on plan assets would have on our pension and other postretirement benefits obligations and costs:

Dollars in thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Change in the discount rate:
Pension and postretirement benefit obligation	$(8,261)	$9,701
Net periodic pension and postretirement benefit cost	(541)	617
Change in expected rate of return on plan assets:
Net periodic pension cost	(469)	469

New Accounting Pronouncement

        The Financial Accounting Standards Board, or FASB, staff has issued a FASB Staff Position which defers any accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and requires additional disclosures pending further consideration of the underlying accounting issues. We provide certain health care benefits only until age 65. Therefore, accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 is not

expected to have a material effect on our consolidated financial position, results of operations and cash flows.

Off Balance Sheet Arrangements

        We do not have any off balance sheet financing arrangements that have or are reasonably likely to have a current or future effect on our financial condition that is material to investors.

Quantitative and Qualitative Information about Market Risk

        Our market risk is impacted by changes in interest rates and foreign currency exchange rates.

  Interest Rates

        Our interest rate exposure relates primarily to floating rate debt obligations in the United States. We manage our borrowings under our existing senior secured credit facility through selecting LIBOR-based borrowings or prime-rate based borrowings. Our Senior Notes are at a fixed interest rate. If market conditions warrant, interest rate swaps may be used to adjust interest rate exposures, although none have been used to date.

        At December 31, 2003 and March 31, 2004, a sensitivity analysis was performed for our floating rate debt obligations. Based on these sensitivity analyses, we have determined that a 10% change in our weighted average interest rate at December 31, 2003 and March 31, 2004 would have the effect of changing our interest expense on an annual basis by approximately $200,000 and $180,000, respectively.

  Foreign Currency

        We sell all new machines, including those sold directly to foreign customers, and most of our aftermarket parts in United States dollars. A limited amount of aftermarket parts sales are denominated in the local currencies of Australia, Canada, South Africa, Brazil, Chile and the United Kingdom which subjects us to foreign currency risk. Aftermarket sales and a portion of the labor costs associated with such activities are denominated or paid in local currencies. As a result, a relatively strong United States dollar could decrease the United States dollar equivalent of our sales without a corresponding decrease of the United States dollar value of certain related expenses. We utilize some foreign currency derivatives to mitigate foreign exchange risk.

        Currency controls, devaluations, trade restrictions and other disruptions in the currency convertibility and in the market for currency exchange could limit our ability to timely convert sales earned abroad into United States dollars, which could adversely affect our ability to service our United States dollar indebtedness, fund our United States dollar costs and finance capital expenditures and pay dividends on our common stock.

        A 10% change in the United States dollar values of the Australian dollar, Canadian dollar, South African Rand, Brazilian Real, Chilean Peso and British Pound would have had the effect of changing our operating earnings in 2003 by approximately $700,000, and would have had an immaterial impact on our consolidated financial position and cash flows. In 2003 actual changes in foreign currency exchange rates increased the United States dollar value of our operating earnings by approximately $1.4 million.

BUSINESS

Overview

        We were incorporated in Delaware in 1927 as the successor to a business which began producing excavation machines in 1880. Our machines dug the Panama Canal. After 1987, we began exclusively producing surface mining equipment. On August 21, 1997, we entered into a merger agreement with Holdings (formerly known as American Industrial Partners Acquisition Company) and a wholly-owned subsidiary of Holdings. Pursuant to the merger agreement, Holdings' subsidiary purchased our common stock. The subsidiary was merged with and into us, as the surviving entity on September 26, 1997, at which time we became a wholly-owned subsidiary of Holdings. We concurrently entered into a management services agreement with AIP. In 2000, AIP and its affiliates made a further investment in us through its purchase from third-party investors of $75.6 million of our Senior Notes due 2007.

        We design, manufacture and market draglines, electric mining shovels and rotary blasthole drills used for surface mining and provide the aftermarket replacement parts and service for these machines. There are only two global manufacturers of this large excavation machinery and we believe we have the largest installed base of this equipment in the world and the leading market share in draglines and large rotary blasthole drills. Our products are sold to customers throughout the world in every market where surface mining is conducted with modern methods.

        Surface mining is safer, has lower extraction costs and is growing faster than underground mining. Growth is driven by increased demand for surface mined commodities such as copper (South America), oil sands (Canada) and coal (Australia, South Africa, the Western United States, and increasingly, China and India). We have established a leading position in these important surface mining regions. We believe that coal surface mining in China and India holds significant potential for long-term growth, and in early 2004, we entered into a $57 million contract for a dragline sale to the China market. We believe that the sale of this dragline, the first of its kind sold into China, marks a trend towards the adoption of technologically advanced surface mining methods in China.

        We sell both original equipment manufactured, or OEM, and aftermarket parts and service. OEM machine sales are closely correlated with the strength of commodity markets and maintain and augment our almost $10 billion (calculated by estimated replacement value) installed base, which provides the foundation for our aftermarket activities. Our aftermarket parts and service operations, which are more stable and more profitable than our OEM sales, accounted for approximately 70% of sales over the last ten years and increased in nine of the past ten years. We have a broad and established global presence with a network of 26 sales and service offices located in all countries with major surface mining operations. We manufacture our OEM machines and the majority of aftermarket parts in our facility in South Milwaukee, Wisconsin.

        We concentrate on producing technologically advanced and productive machines that allow our customers to conduct cost-efficient operations. We are the only surface mining manufacturer of alternating current, or AC, drive draglines and electric mining shovels and offer advanced computer control systems which allow technicians at our headquarters to remotely monitor and adjust our machines all around the world via the Internet.

        The following is a summary of our OEM products:

Product	Primary Use	Description	Price Range	Average Life
Draglines	Remove overburden (earth located above coal or mineral deposit)	Bucket size of 9-220 cubic yards	$10-70 million	40 years
Electric Mining Shovels	Load copper, coal, oil sands, iron ore, other mineral bearing materials, overburden and rock into trucks	Hoisting capability up to 120 tons Dipper capability of 12-80 cubic yards	$2-15 million Most popular model: $9 million	15 years
Rotary Blasthole Drills	Drill holes for placement of explosives in copper, coal and diamond mining applications	Diameter size of 6.0-17.5 inches	$0.6-3 million Most popular model: $2.5 million	15 years

        The following charts provide a breakdown of our sales by commodity, region and product line:

Percentage of OEM Sales by Commodity(1)	Percentage of Total Sales by Region(1)	Percentage of Total Sales by Product Line(2)

(1)
Year ended December 31, 2003

(2)
Ten years ended December 31, 2003

Our Industry

        The equipment we manufacture and service is primarily used to mine copper, coal, oil sands and iron ore. Growth in demand for these commodities is a function of, among other things, economic activity, population increases and continuing improvements in standards of living in many areas of the world. While our aftermarket parts and service sales have grown consistently, mine operators tend to purchase OEM equipment when they anticipate sustained strength in the commodities markets. Prices for copper, coal, oil and iron ore have risen in recent months. For example, as of May 31, 2004, copper prices were $1.28/lb, a 68% increase over the prior year price of $0.76/lb. Factors that could support sustained demand for these key commodities include continued economic growth in China, India and the developing world and renewed economic strength in the developing world. The following charts illustrate that over the last ten years shipments of our OEM machines, in this case electric mining shovels and rotary blasthole drills, have tended to move with commodity prices, in this case copper, while our aftermarket sales have consistently grown regardless of commodity prices:

Electric Mining Shovel and Rotary Blasthole Drill Shipments vs. Copper Prices(1)(2)(3)	Aftermarket Sales vs. Copper Prices(2)(3)

(1)
Shipments include units of various sizes and capacities.

(2)
Shipments and sales from and after August 1997 include the results of The Marion Power Shovel Company, which we acquired at such time.

(3)
Source for copper prices: Global Insight—DRI

        The following table shows certain commodity prices as of May 31, 2004, March 31, 2004 and as of December 31, 2001, 2002 and 2003:

	December 31,			March 31,	May 31,
	2001	2002	2003	2004	2004
Copper $/lb.(1)	$0.66	$0.70	$1.05	$1.39	$1.28
Japanese coking coal $/tonne(2)(3)	$42.23	$40.97	$42.97	$52.87	N/A(4)
Asian steam coal marker $/tonne(5)(3)	$31.46	$31.22	$54.82	$72.17	$74.54
Heavy oil $/barrel(6)(3)	$8.57	$19.63	$18.39	$21.83	$24.01
South American Iron ore $/tonne(7)(3)	$30.03	$29.31	$31.95	$37.90	N/A(8)

(1)
Source: London Metal Exchange.
(2)
Source: The Institute for Energy Economics, Japan.
(3)
The price for this commodity is not determinable by reference to a commodity exchange. The referenced source provides indicative contract prices which we believe are representative of prevailing price trends.
(4)
As of the date of this prospectus, this information was not available. The indicative contract price as of April 30, 2004 was $64.79.
(5)
Source: McCloskey Coal News.
(6)
Source: Sproule Associates, Ltd. The prices quoted are monthly average contract prices for Hardisty (Canada) Heavy Crude Oil and were converted from Canadian to United States dollars based on the average prevailing exchange rate for the applicable month.
(7)
Source: Skillings Mining Review.
(8)
As of the date of this prospectus, this information was not available. The indicative contract price as of April 30, 2004 was $37.90.

Commodities Markets Served

        Our equipment is primarily used by large multinational companies engaged in surface mining for a variety of commodities. Surface mining equipment for copper, coal, oil sands and iron ore have accounted for the largest percentage of industry demand. Copper and oil sands mining operations have accounted for an increasing share of our sales of OEM machines and aftermarket parts and services, and these sectors are expected to continue to grow.

        Copper.    Copper is a basic material used in residential and commercial construction, electrical equipment, transportation, industrial machinery and consumer durable goods. According to the Copper Development Association, on average each Western single-family home contains approximately 400 pounds of copper and each automobile contains approximately 50 pounds of copper. Copper is predominantly surface mined. Demand for copper is being driven by demand for copper in the developed world and accelerating economic growth in the developing world. Developing world demand is compounded because developing markets do not have the advantage of large pools of recycled copper scrap, which historically has accounted for approximately half of United States' copper consumption. From 2000 to 2003, Chinese copper consumption grew at double-digit rates, and in 2002, China overtook the United States as the largest consumer of refined copper. According to the International Copper Study Group, or ICSG, in 2003 worldwide mine production of copper was 30 billion pounds and is projected to increase to 32 billion pounds in 2004. In addition, total expansion of annual mine capacity over the four-year period, 2004 to 2007, is expected to be approximately 3.7 billion pounds. The projected expansions exclude additional production that could come from existing capacity at mines that are currently on care and maintenance or temporarily cutback, or swing capacity.

        Coal.    Coal is the world's most abundant low-cost energy source and is a critical element of energy policy. There are two types of coal: steam coal used to generate electricity and coking coal required to produce steel. Demand for coking coal has recently risen in tandem with the increased demand for steel. The largest coal producers are China, the United States, India, Australia, Russia and South Africa. Within the United States, environmental legislation and increases in the prices for natural gas have caused demand for low sulfur surface mined coal to increase. There has been a shift in coal mining activity from high sulfur coal reserves in the midwestern states to low sulfur coal, which is primarily surface mined, in the Powder River Basin area in Wyoming and in Montana. According to the Energy Information Administration, a statistical agency of the United States Department of Energy, or the EIA, in every year since 1974, levels of surface mining in the United States have exceeded levels of underground mining and over the same period have grown more than three times as fast. In 2002 (the most recent year for which data is available), almost twice as much coal was surfaced mined.

        China and India, which together account for 37% of the world's population, have fast-growing economies and limited domestic energy sources other than coal. In China coal is primarily mined underground, but surface mining is growing and in an attempt to support China's growing economy, China is increasingly adopting modern surface mining methods and using western equipment to access its coal reserves. According to the Chinese government, in 2003 China produced approximately 1.7 billion short tons of coal, a 25% increase over 2002. According to the China Coal Industry Association, Chinese coal production is forecasted to grow more than 10% in 2004. Coal is predominately surface mined in India. According to the World Coal Institute, in fiscal 2002 India produced 367 million short tons of coal, and, according to Coal India Limited, demand is expected to be 578 million tons by fiscal 2011.

        Oil Sands.    A geological formation of oil sands exists in the Athabasca region of northern Alberta, Canada. Oil sands are a viscous mixture of sand, bitumen, clay and water with the consistency of cold molasses. The oil sands are believed to contain the equivalent of 300 billion barrels of oil, of which 175 billion has already been established as commercially viable. For reference, according to the EIA's International Energy Annual 2002, the oil reserves of Saudi Arabia contain approximately 260 billion barrels. According to Canadian government sources, Alberta's oil sands currently account for about one-third of Canada's petroleum production, and by 2005, the Alberta Ministry of Energy anticipates that about one-half of Canadian crude oil production and 10% of North American production will come from the oil sands. Surface mining methods account for approximately 65% of current production in the oil sands region. Over time, as more oil sands deposits become commercially viable and are developed in areas that are less amenable to surface mining extraction, this proportion is expected to decline. In 1999, we acquired certain assets of an Alberta-based Canadian company with extensive experience in the field repair and service of heavy machinery for the surface mining industry. This acquisition enabled us to establish a sales and service infrastructure and further strengthen our position in the oil sands area of Western Canada.

        Iron Ore.    Iron ore is the only source of primary iron used to make steel and is mined in more than 50 countries. Substantially all iron ore is surface mined. In recent years, the five largest producers, accounting for approximately 75% of world production, have been China, Brazil, Australia, Russia and India. The market for iron ore is largely a function of the demand for steel. Steel is used to produce, among other things, automobiles and other motor vehicles, mass transit and rail transport equipment, structural components for building and infrastructure, including bridges, railroads and factories, and industrial parts. According to the U.S. Geological Survey, in 2003 worldwide production of iron ore is estimated to be 1.1 billion metric tons (including agglomerates, concentrates, direct-shipping ore, and by product ore for consumption). Growth is driven by Chinese industrialization as well as additional requirements for steel in the developed and developing world.

        Other Minerals.    Surface mining machines are also used to mine phosphate, bauxite, gold and diamonds.

Customers

        Most of our customers are large multinational corporations with operations in each of the major surface mining markets. In recent years, customers have reduced their operating costs by employing larger, more efficient machines such as those produced by Bucyrus and have become increasingly sophisticated in their use and understanding of technology. Our focus on incorporating advanced technology such as AC drives and advanced controls has increased customer adoption of our product offerings. Further, we believe these developments have contributed to increased demand for our aftermarket parts and service since we are well-equipped to provide the more sophisticated parts, product technical knowledge and service required by customers who use more complex and efficient machines.

        Over the past five years, our customers have conducted their most significant operations in the United States, South America, South Africa, Australia, Canada, China and India. We expect China and India to experience the most growth in surface mining in the future. In the aggregate, customers spent $64.6 million, $47.6 million and $65.5 million on our OEM machines and $226.0 million, $242.0 million and $272.1 million on aftermarket parts and services in 2001, 2002 and 2003, respectively. These amounts are projected to increase in 2004 as OEM machine sales increases are driven by customer expectations of sustained strength in the copper, coal, oil sands and iron ore markets, rapid industrialization in China and other parts of the developing world, demand for minerals in the developed world and the rising cost of non-coal energy sources. Customers' purchases of OEM products may lag behind such increases in commodity prices because of the time needed to acquire the appropriate mining permits and establish the relevant infrastructure. Aftermarket sales are expected to increase as customers continue the trend of utilizing Bucyrus parts and services in a broader range of applications on their installed base of equipment. Our customers use our aftermarket parts and services because our high quality, reliable and durable products and services are well suited to the long productive lives of our OEM machines. However, surface mine operators may find it more economical to buy lower quality and less durable parts from will-fitters for equipment that is near the end of its useful life.

        Our customers operate under a high fixed cost structure. Small savings on the initial purchase of OEM machines are lost if they lead to less efficient machines and greater down time. Furthermore, their operations are often conducted in remote areas and the large capital investment and long lead time associated with the purchase and erection of a machine encourages customers to select reliable and efficient machines and to keep these machines in continuous operation for as long as possible. As a result, customers are focused on quality as well as price and expect us to offer comprehensive aftermarket parts and services to increase efficiency and reduce down time.

        We do not consider ourselves to be dependent upon any single customer, although, on an annual basis a single customer may account for a meaningful percentage of sales, particularly new machine sales. In 2001, 2002 and 2003, one customer, BHP Billiton, accounted for approximately 11%, 12%, and 17%, respectively, of our sales. Our top five customers in each of 2001, 2002 and 2003 collectively accounted for approximately 30%, 41% and 43%, respectively, of our sales. This trend reflects the consolidation of the mining industry.

Competitive Dynamics

        Entry Barriers.    The surface mining equipment industry has substantial barriers to entry. Successful participation in the industry requires: (i) access to key technology and know-how essential to manufacture productive and efficient machines; (ii) specialized manufacturing equipment necessary to efficiently produce complex machines and parts; (iii) large capital expenditures required to establish the necessary global sales and service infrastructure; and (iv) brand recognition, which is generally promoted by an active installed base.

        Importance of Technology.    In recent years, customers have increasingly embraced machines which use the most advanced technology to increase productivity and reduce operating costs. Faster and more reliable alternating current, or AC, drive systems, on-board computers which optimize performance and systems that allow for remote monitoring and control of machines comprise some of the available advanced technology on our machines. The industry has also begun to explore the use of automated systems, such as GPS guided drilling and overburden removal operations. We believe that customers that successfully integrate more advanced machines into their mining operations can enjoy a competitive advantage.

        Productivity, Reliability and Service Drive Purchase Decisions.    In our experience, customers base their purchasing decisions primarily on in-service cost which depends on customer assessment of a machine's quality, reliability and the availability of aftermarket service in addition to initial price. Customers prefer to buy machines that are higher in quality and come with the comprehensive suite of aftermarket services we can provide, even if such machines require a larger up front expenditure, because these machines, which have longer productive lives, are integral to the overall productivity of the mines. We believe our lower life cycle costs provide a competitive advantage.

        Relatively Low Labor Overhead.    Labor costs for the surface mining equipment industry represent a relatively low proportion of operating costs. The proximity of raw materials, purchased components, and skilled labor provide a comparative advantage to United States based manufacturing of surface mining equipment.

Our Strengths

        Market Leader in Most Attractive Markets.    We are the only global excavation machinery manufacturer that exclusively focuses on surface mining, which is safer, has lower extraction costs and is growing faster than underground mining. In the United States, coal surface mine production has exceeded coal underground mine production in every year since 1974 and over the same period has grown more than three times faster. Surface mining is primarily employed in the regions with the lowest mineral extraction cost (South America—particularly Brazilian iron ore and Chilean copper), rapid economic development (Chinese and Indian coal) and emerging energy sources (Canadian oil sands). We are the leader in many of these key markets, based on the number of units in our installed base, such as Brazil, Chile and China. We have a widely-recognized brand name and are the market share leader in both draglines and large rotary blasthole drills and have the largest overall installed base of surface mining equipment.

        Advanced Technology.    We produce the most advanced surface mining machines available, providing innovative, cost efficient technology and a high degree of reliability to lower customers' operating costs. We are the only manufacturer of AC powered machines used for surface mining. We believe AC powered machines have higher efficiency rates and consume less power than DC powered machines. We believe, based on customer feedback, that our current equipment can be operated with electrical downtime rates, due to failure or maintenance requirements, below 3%. Additionally, in 2003 our warranty expense was less than 1% of sales. We offer advanced computer control systems which maximize performance and allow monitoring, diagnosis of problems and adjustment of machines remotely. These integrated systems, along with our product reliability, allow us to lower our and our customers' maintenance and operating costs.

        Largest Installed Base.    The estimated replacement value of our worldwide installed base is almost $10 billion, which we believe is the largest installed base of surface mining equipment. This is the foundation for our high margin aftermarket parts and service business. Over the past 10 years, in spite of commodity cycles, our aftermarket sales have sustained a ten-year compound annual growth rate of almost 7%, increasing every year over that period except for one year (1999) in which sales declined by approximately 2%. We expect this trend to continue as we believe we currently capture less than half of the total annual aftermarket sales generated by our installed base and that our operating strategies will increase our share. In addition, we have the opportunity to generate incremental, high margin aftermarket sales by upgrading machines in our installed base with our state of the art technology available on our newer OEM machines.

        The following map provides, as of December 31, 2003, a geographic breakdown of the number of Bucyrus machines deployed worldwide which comprise our installed base.

        Significant Backlog and Aftermarket Sales Generate Predictable Cash Flows.    Long manufacturing lead times, long-term maintenance contracts and consistent aftermarket sales provide a high degree of predictability on future sales and cash flows. Our backlog at December 31, 2003 was $233.6 million, $122.3 million of which is expected to be recognized in 2004. This is a 29% increase over the next 12 months backlog at December 31, 2002 and represents 36% of total 2003 sales. Backlog at March 31, 2004 increased to $284.0 million. Further recent orders increased backlog at May 31, 2004 to $284.3 million, $160.8 million of which was expected to be realized within 12 months of such date. This represents a 32% increase over next twelve months backlog at December 31, 2003.

        Strong Management Team.    Since our current management team, which has an average of 22 years of experience in the industry, was formed in 2000, they have successfully improved product performance, grown sales and market share and improved our cost structure during a period of prolonged weakness in commodity prices and OEM sales. Management is focused on keeping costs low even during periods of increasing OEM sales. Our senior management will own approximately    % of our common stock outstanding after this offering and will have             options to purchase additional shares of our Class A Common Stock.

Our Strategy

        Capture Aftermarket Parts and Services Opportunity.    We believe that we currently capture less than half of the total annual aftermarket sales generated by our installed base. We are pursuing the following strategies to capture an increased share of this profitable opportunity.

  •
  Since assuming leadership in 2000, our current management team has increased our on-time delivery performance for parts from below 60% to above 90%. We have also reduced our lead times for delivery. This higher level of reliable service is critical to our customers.

  •
  Over the last year, we have successfully completed the worldwide installation of our new Baan ERP information technology system in order to systematically and proactively manage information. This IT infrastructure allows us to more accurately predict customers' aftermarket purchase requirements, as we now can collect data regarding our customers' parts requirements based on maintenance standards, their parts inventory, buying patterns and pricing history.

  •
  We have begun the rollout in targeted markets of BucyrusLink, an Internet portal which allows our customers to order aftermarket parts and track orders over the Internet and provides information such as part and kit recommendations based on previous order history and available upgrades and retrofits. This system saves our customers time and money and encourages incremental aftermarket parts orders. Our goal is to add three to four of our ten largest customers to the system during the next year. We believe our use of ERP, and of complementary technologies such as our BucyrusLink customized website, will translate into increased aftermarket sales. Using this data, we can anticipate and address customer needs more precisely and target our efforts on the sales opportunities revealed by the ERP data.

  •
  In 2003, we began offering a state-of-the-art technology which can be used to remotely monitor, trouble-shoot and adjust new and certain late-model existing machines. This feature can be added to over 40% of the units in our installed base. This technology, unavailable elsewhere in our industry, allows us to track the operating characteristics of machines, such as temperature and vibration, and predict more accurately when replacement parts and service will be necessary.

  •
  In 2003, we began to focus on providing customers with complete aftermarket subassembly systems and installation service in addition to providing individual component aftermarket parts. This bundling of parts and service increases the quality and speed of part replacement for our customers. We believe that this focus has contributed to tangible aftermarket sales improvements.

  •
  We continue to develop alliances with parts suppliers. A key element of these alliances is that the suppliers agree to stock inventory for us so that we can supply our customers with faster delivery of a comprehensive selection of parts. Supplier commitments to carry inventory have increased four-fold since 2000.

        Focus on Growth in Emerging Market Opportunities.    As new opportunities emerge in various mining markets across the world, we focus on being the first to establish ourselves as the main surface mining equipment supplier in these new markets. For example, we were the first global surface mining equipment manufacturer to sell machines into China (coal), Canada (oil sands), South America (copper) and India (coal). All of these markets hold significant long-term potential for growth in surface mining.

        Focus on Providing the Most Innovative and Reliable Products.    We will continue to provide reliable and technologically innovative machines to lower customers' operating costs and improve operating efficiency. We have a long-standing strategic partnership with a United States subsidiary of Siemens A.G., or Siemens, to produce AC drive systems and related technology, which allows us to benefit from their technological capabilities and to share the cost of research and development. We have approximately 100 engineers engaged in product design and technical support. We believe our commitment to producing the highest quality machines with the best available technology will allow us to make our products the highest value alternative in the marketplace.

        Expand Margins Through Continuous Cost Discipline and Technological Innovation.    Since 2000, our management team has successfully reduced our cost structure, increasing gross margins from 14.7% in 2000 to 20.6% in 2003 and reducing selling, general and administrative expenses from 15.8% of sales in 2000 to 14.0% of sales in 2003, materially improving operating margins and lowering our breakeven point. We have also positioned ourselves so that our operating margins will benefit from the increased OEM sales we expect to occur in a strong commodities market. We have achieved these results by reducing head count and implementing flexible work rules, rationalizing service facilities, reducing scrap and rework, increasing tooling utilization and improving freight logistics between facilities. We intend to maintain our focus on cost control as we grow our business. We plan to refine our information technology systems to improve customer service and reduce our transaction costs as well as those of our customers. Our new information platforms allow customers to access engineering data and service protocols, order parts and track orders over the Internet. Other cost reducing technologies allow us to monitor, troubleshoot and adjust machines worldwide without dispatching a technician to the mine site.

OEM Products

        Our line of OEM machines includes draglines, electric mining shovels and rotary blasthole drills.

        Draglines.    Draglines are primarily used in coal mining applications to remove overburden by dragging a large bucket through the overburden and carrying it away. Our draglines weigh from 500 to 7,500 tons, and are typically described in terms of their "bucket size," which can range from nine to 220 cubic yards. We currently offer a full line of models ranging in price from $10 million to over $70 million per dragline. Draglines are the largest and most expensive type of surface mining equipment, but offer customers the lowest cost per ton of material moved. The average life of a dragline is approximately 40 years.

        Electric Mining Shovels.    Mining shovels are primarily used to load copper, coal, oil sands, iron ore, other mineral-bearing materials, overburden, or rock into trucks. There are two basic types of mining shovels: electric and hydraulic. Electric mining shovels are able to handle a larger load, allowing them to move greater volumes of rock and minerals, while hydraulic shovels are diesel powered, smaller and more maneuverable. An electric mining shovel offers significantly lower cost per ton of mineral mined as compared to a hydraulic shovel. Electric mining shovels are characterized in terms of hoisting capability and dipper capacity. We offer a full line of electric mining shovels, with available hoisting capability of up to 120 tons. Dipper capacities range from 12 to 80 cubic yards. Prices range from approximately $3 million to approximately $15 million per shovel. Our most popular shovels sell for approximately $9 million. Our electric mining shovels have an average life of approximately 15 years.

        Rotary Blasthole Drills.    Many surface mines require breakage or blasting of rock, overburden or ore by explosives. To accomplish this, it is necessary to bore out a pattern of holes into which the explosives are placed. Rotary blasthole drills are used to drill these holes and are usually described in terms of the diameter of the hole they bore. We offer a line of rotary blasthole drills ranging in hole diameter size from 6.0 inches to 17.5 inches and ranging in price from approximately $0.6 million to $3 million per drill, depending on machine size and other variable features. Our most popular drills sell for approximately $2.5 million. The average life of a rotary blasthole drill is approximately 15 years.

Aftermarket Parts and Services

        We have a comprehensive aftermarket business that supplies replacement parts and services for our installed base of operating equipment. Over the life of a machine, customer purchases of aftermarket parts and services generally exceed the original purchase price of the machine. Our aftermarket offerings include engineered replacement parts, maintenance and repair labor, technical advice, refurbishment and relocation of machines, comprehensive structural and mechanical engineering, non-destructive testing, repairs and rebuilds of machine components, product and component upgrades, turnkey erections, equipment operation and complete equipment management under comprehensive, long-term maintenance and repair contracts. We also distribute less sophisticated components which are consumed in the normal course of operating these machines. Our aftermarket business also comprises ancillary operations, including repair services and parts distribution provided by our principal Canadian subsidiary to Canadian customers in the pulp and paper, sawmill, oil and natural gas industries. A substantial portion of our international repair and maintenance services are provided through our global network of wholly-owned foreign subsidiaries and overseas offices operating in Argentina, Australia, Brazil, Canada, Chile, China, England, India, Peru and South Africa.

        We realize higher margins on sales of aftermarket parts and services than on sales of OEM machines. Moreover, because these machines tend to operate continuously in all market conditions with expected lives ranging from 15 to 40 years and have predictable parts and maintenance needs, our aftermarket business is inherently more stable and predictable than the market for OEM machines, which is closely correlated with expectations of sustained strength in commodity markets.

        Large mining customers are increasingly outsourcing the skills involved in maintaining large and complex surface mining equipment. We offer comprehensive maintenance and repair contracts to address this trend. Under these contracts, we provide all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for our personnel to operate the equipment being serviced. Maintenance and repair contracts are beneficial to our customers because they promote high levels of equipment reliability and performance, allowing the customer to concentrate on mining production. Maintenance and repair contracts typically have terms of three to five years with provisions for renewal and early termination. New mines in areas such as Argentina, Australia, Canada, Chile and Peru are our primary targets for maintenance and repair contracts because it is difficult and expensive for mining companies to establish the necessary infrastructure for ongoing maintenance and repair in remote regions of these countries.

        Our aftermarket parts and service sales have generally grown consistently over the past ten years. For most of our customers, production continues even during periods of lower commodity prices, maintaining demand for aftermarket parts and services, although will-fitter competition tends to intensify during periods of commodity price weakness. We have improved performance in key areas that motivate customers to purchase our aftermarket parts and services by reducing lead times, increasing on-time delivery and implementing an IT infrastructure to better serve and market to our customers. We believe our emphasis on quality and technology has further increased customer motivation to use more of our aftermarket parts and services. We believe that our continued focus on on-time delivery, competitive lead times and enhanced information technology systems combined with our comprehensive offerings of quality aftermarket components and installation services and our development of key supplier alliances position us to compete effectively for most aftermarket opportunities.

Information Technology Infrastructure

        In early 2004, we completed the worldwide installation of Baan, our ERP system that was initially installed for our U.S. operations in August 1999. Our ERP system allows us to rapidly analyze information in real-time on a regional, customer, product-line and commodity basis. Through the ERP system we can monitor numerous functions, including engineering, distribution, inventory and finance. We can collect data regarding our customers' buying patterns and pricing history and deliver this information in real time to our management to assist in their decision making. Our ERP system also allows us to apply company-wide performance metrics, which we use to evaluate and improve our operations.

        We believe we can utilize our information technology infrastructure to generate new sales, particularly aftermarket sales. Our system allows us to monitor our worldwide inventory, determine when we or our suppliers can deliver parts and track on-time delivery performance, which together enable us to improve the accuracy of our quoted lead times, thereby increasing customer satisfaction and inventory turns. We are developing strategies to increase sales and more effectively compete on price, delivery and available inventory because we can identify success rates on quotations for specific parts and customers and record and communicate determinations as to the reasons for lost sales. We can ensure consistency and optimize pricing by monitoring pricing trends of individual parts sold worldwide. We are able to use our system to examine data related to our installed base, categorized by commodities, customers, and specific machines, to discern trends and formulate strategies for adding incremental sales. Information on global vendor sourcing and cost will enable us to utilize lower cost sources of supply.

        We have begun the rollout in targeted markets of BucyrusLink, an Internet portal which allows our customers to access a website, customized for their Bucyrus machine fleet, providing them with information such as part and kit recommendations based on their previous order history, maintenance manuals and information regarding service, available machine upgrades and retrofits. Customers can use the system to order aftermarket parts and track orders through this Internet portal. Our goal is to add three to four of our ten largest customers to the system during the next year.

        We also offer advanced computer control systems to customers which monitor machine operating data, allow for operational analyses and optimization and monitor material moved to help prevent overloading. This system is available on all of our new machines and can be added to over 40% of the units in our installed base. The control systems on the machines transmit this information to a remote base station located in a mine office. This allows for real-time worldwide access by our employees and customers to machine information for machine status tracking and fault resolution. This significantly reduces delay in machine repairs and provides important information on the operation and performance of the machine, which allows technicians to troubleshoot and adjust machines without visiting mine sites.

Marketing, Distribution and Sales

        OEM machines and aftermarket parts and services are primarily sold directly by our personnel both in the United States and in foreign markets. Sales outside the United States are made through our offices located in Argentina, Australia, Brazil, Canada, Chile, China, England, India, Peru and South Africa and, in some markets, by independent sales representatives.

        Typical payment terms for new equipment require a down payment, and require customers to make progress payments. Lead times for large OEM machines generally vary from four to nine months, but can be two years or more for a dragline. We generally attempt to obtain committed raw materials pricing through arrangements with suppliers for periods of up to a year. Recently, we have incurred raw materials surcharges, and have been able to include terms providing for recovery of these cost increases in contracts entered into in 2004. Sales contracts for machines are predominantly at fixed prices, with escalation clauses in certain cases. Most sales of replacement parts call for prices in effect at the time of order.

Foreign Operations

        Our largest foreign markets are Australia, Canada, Chile, South Africa, China, India and Peru. We employ direct marketing strategies in these markets as well as developing markets such as Indonesia, Jordan, Mauritania and Turkey. A substantial portion of our sales and operating earnings is attributable to operations located outside the United States. Over the past five years, over 85% of our OEM machine sales and approximately 70% of our aftermarket sales have been in international markets, of which the most significant over that five year period have been Australia at 15.8%, Canada at 14.7%, Chile at 14.3% and South Africa at 7.9%. Our foreign sales, consisting of exports from the United States and sales by consolidated foreign subsidiaries, totaled $209.1 million in 2001, $212.7 million in 2002 and $260.4 million in 2003. Approximately $201.9 million, or 88%, of our backlog of firm orders at December 31, 2001, represented orders for export sales compared with $199.2 million, or 81%, at December 31, 2002 and $198.6 million, or 85%, at December 31, 2003 and $255.4 million or 90%, at March 31, 2004.

        New machine sales in foreign markets are supported by our established network of foreign subsidiaries and overseas offices that directly market our products and provide ongoing services and replacement parts for equipment installed abroad. The availability and convenience of the services provided through this worldwide network ensure the efficient operation of Bucyrus equipment by our customers, promote high margin aftermarket sales of parts and services, and give us a sustained local presence to promote new machine orders.

        We sell OEM machines, including those sold directly to foreign customers, and most of our aftermarket parts in United States dollars, with limited aftermarket parts sales denominated in the local currencies of Australia, Canada, South Africa, Brazil and the United Kingdom. Aftermarket services are paid for primarily in local currency, with a natural partial currency hedge through our payment for local labor in local currency. In the aggregate, approximately 70% of 2003 our sales were priced in United States dollars. The value, in United States dollars, of our investments in our foreign subsidiaries and of dividends paid to us by those subsidiaries will be affected by changes in exchange rates. We do not normally enter into significant currency hedges, although we may enter into arrangements to hedge specific non-United States dollar denominated contracts.

Competition

        Our only global competitor in electric mining shovels and draglines and primary competitor in rotary blasthole drills is the P&H division of Joy Global, Inc., although for certain applications our electric mining shovels may also compete against hydraulic shovels made by other manufacturers. In China and Russia, we also face limited competition from domestic equipment manufacturers; however, such competition is not material to our core markets. Methods of competition are diverse and include price, lead times, operating costs, machine productivity, design and performance, reliability, service, delivery and other commercial factors.

        For most owners of our machines, we are the primary replacement source for highly engineered, integral components. Competition in replacement parts sales consists primarily of independent firms called will-fitters that produce copies of the parts manufactured by us and other original equipment manufacturers. Our principal OEM competitor also participates in this business. These copies are generally sold at lower prices for use on older machines, and are generally acknowledged to be of lower quality than parts produced by the manufacturer of the original equipment. We also face significant competition from manufacturers and distributors in the sale of consumable replacement parts which we do not manufacture, including wire rope, non-specialized parts and less- sophisticated electrical parts, as well as aftermarket services competition from these market participants and local machining and repair shops.

        We have a variety of programs to attract large volume customers for our replacement parts. Although will-fitters engage in significant price competition in parts sales, we possesses clear non-price advantages over will-fitters. Our engineering and manufacturing technology and marketing expertise exceed that of our will-fit competitors, who in may cases are unable to duplicate the exact specifications of Bucyrus parts. Moreover, the use of parts not manufactured by us can void the warranty on a new Bucyrus machine, which generally runs for one year, with certain components under warranty for longer periods.

Raw Materials and Supplies

        We purchase from outside suppliers raw materials, principally structural steel, castings and forgings required for our manufacturing operations, and other items, such as electrical equipment, that are incorporated directly into the end product. Our foreign subsidiaries purchase components and manufacturing services both from local suppliers and from us. Certain additional components are sometimes purchased from suppliers, either to expedite delivery schedules in times of high demand or to reduce costs. Moreover, in countries where local content requirements exist, local subcontractors can occasionally be used to manufacture the required components.

        We obtain all of the AC electrical drive components for our products exclusively from a United States subsidiary of Siemens AG, Siemens Energy & Automation, Inc., or Siemens. Our products incorporate electrical equipment, including AC drive systems and computer hardware and software, which we believe provide our products with an efficiency advantage. We purchase these electrical systems, produced by Siemens, under a contract which has been continuously renewed since 1976. We expect this relationship to continue and the contract to be renewed prior to its expiration date in 2006. The contract provides for Siemens to supply us with electrical systems for our manufactured machinery under specified pricing parameters with exclusivity provisions applying to both parties. The contract also includes limited warranties on parts and services supplied by Siemens. Additionally, we and Siemens have entered into particular contracts or arrangements with respect to the development of joint technology for application to specific projects. We are not dependent upon any other sole source supplier.

        Recently, demand for steel and consolidation in the steel industry have resulted in pronounced price increases for steel. We generally attempt to obtain committed raw materials pricing, through arrangements with our suppliers, for up to a year. Recently, we have incurred raw materials surcharges, and have been able to include terms providing for recovery of these cost increases in contracts entered into in 2004. We have done business with a majority of our principal vendors for more than two decades and believe we benefit from good relations with these vendors. Through commercial arrangements, forward pricing and contractual cost pass-throughs, management believes it has minimized exposure to price increases and surcharges for raw materials.

Manufacturing

        The design, engineering and manufacturing of most of our machines and manufactured aftermarket parts is done at our 1,048,000 square foot South Milwaukee, Wisconsin complex. We use large, heavy manufacturing equipment in the machining, welding and assembly of OEM machines and manufactured aftermarket parts. Our OEM machines typically consist of up to hundreds of thousands of parts, many of which are specialized. For example, our model 495 B electric shovel has 133,127 parts, while our 2570 WS dragline has 587,155 parts. OEM machines and the majority of aftermarket parts are customized based on customer requirements. The size and weight of these OEM machines dictate that the machines be shipped to the job site in sub-assembled units where they are assembled for operation with the assistance of our technicians. Planning and on-site coordination of machine assembly is a critical component of our service to our customers. To reduce lead times and ensure that customer delivery requirements are met, we maintain an inventory of sub-assembled units and parts to meet forecasted customer demands. As of March 31, 2004, we had $121.3 million of inventory.

Backlog

        The backlog of firm orders was $245.7 million at December 31, 2002, $233.6 million at December 31, 2003 and $284.0 million at March 31, 2004. Approximately 52% of the backlog at December 31, 2003 is expected to be filled during 2004.

Patents, Licenses and Franchises

        We have numerous United States and foreign patents, patent applications and patent licensing agreements. We do not consider our business to be materially dependent upon any patent, patent application, patent license agreement or group thereof.

Research and Development

        Expenditure for design and development of new products and improvements of existing mining machinery products, including overhead, aggregated $5.9 million in 2001, $6.5 million in 2002 and $4.6 million in 2003. Product development expense was reduced from 2003 as compared to 2002 primarily due to the completion in 2002 of several major product improvement projects. All engineering and product development costs are charged to selling, general and administrative expenses as incurred.

Employees

        At March 31, 2004, we employed approximately 1,650 persons, approximately 730 of whom are located outside the United States. Substantially all of our non-United States workforce is not unionized. Approximately 300 of our United States employees are unionized. We consider our relationship with our unionized and non-unionized workers to be good. The four-year contract with the United Steel Workers of America representing hourly workers at the South Milwaukee, Wisconsin facility and the three-year contract with the International Brotherhood of Teamsters,

Chauffeurs, Warehousemen and Helpers of America representing hourly workers at the Memphis, Tennessee facility expire in April 2005 and September 2005, respectively.

Properties

        Our principal manufacturing plant in the United States is located in our complex in South Milwaukee, Wisconsin. This plant comprises several buildings totaling 1,048,000 square feet of floor space. A portion of this facility houses our corporate headquarters and research and development facilities. The major buildings at this facility are constructed principally of structural steel, concrete and brick and have sprinkler systems and other devices for protection against fire. The buildings and equipment therein, which include specialized machine tools and equipment for fabrication and assembly of our mining machinery, including draglines, electric mining shovels and rotary blasthole drills, are well-maintained, in good condition and in regular use. On January 4, 2002, we completed a sale and leaseback transaction for a portion of the land and buildings in the South Milwaukee complex including a 927,685 square foot manufacturing and office complex. The term of the lease is twenty years with the option to renew the lease for five five-year terms at our option. Annual rent under the lease is $1.1 million in years 1-15, with rent in successive years subject to escalation as provided in the lease. The lease is a net lease under which we are responsible for associated taxes, utilities and insurance. We continue to own the remainder of the land and buildings in South Milwaukee.

        We lease a facility in Memphis, Tennessee, which has approximately 90,000 square feet of floor space and is used as a central parts warehouse. The current lease has been renewed for three years commencing July 2004.

        Bucyrus Canada Limited, a wholly-owned subsidiary, owns a facility in Edmonton, Alberta, Canada. An outstanding mortgage loan in the amount of approximately C$3.5 million at Bucyrus Canada Limited is collateralized by this facility.

        We own or lease administrative and sales offices in Argentina, Australia, Brazil, Canada, Chile, China, England, India, Peru and South Africa and have repair facilities in Brazil, Canada and Chile.

        Substantially all of our domestic assets and the capital stock of our foreign subsidiaries are pledged to secure our obligations under our current credit facility, and we expect to enter into similar security arrangements under our new credit facility.

        Our domestic and foreign properties, taken together with our ability to purchase requirements from outside vendors and perform work at customer sites, appropriately meet our needs.

Legal Proceedings

Product Liability

        We are normally subject to numerous product liability claims, many of which relate to products no longer manufactured by us or our subsidiaries, and other claims arising in the ordinary course of business in federal and state courts. Such claims are generally related to property damage and to personal injury. Our products are operated by us and our customers' employees and independent contractors at various work sites in the United States and abroad. In the United States, workers' claims against employers related to workplace injuries are generally limited by state workers' compensation statutes, but such limitations do not apply to equipment suppliers. In addition, independent contractors may not be subject to state workers' compensation regimes. We have insurance covering most of said claims, subject to varying deductibles of up to $3 million, and have various limits of liability depending on the insurance policy year in question. It is the view of management that the final resolution of said claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on our financial position, results of operations or cash flows, although no assurance to that effect can be given.

        In July 2002, an adverse judgment was issued against us in a case styled Underwood, et ux. v. B-E Holdings, Inc. in the United States District Court for the Western District of New York. The plaintiff asserted that we were responsible for personal injuries suffered in a workplace accident. The jury in the case awarded the plaintiff over $7.1 million in damages, and apportioned 35% of the judgment to us, with 45% apportioned to the plaintiff's employer and the remainder to the plaintiff. We have fully reserved for our uninsured share of the judgment.

Suits Alleging Exposure to Asbestos and Other Substances

        We have been named as a co-defendant as of May 31, 2004 in approximately 292 personal injury liability cases alleging damages due to exposure to asbestos and other substances, involving approximately 1,480 plaintiffs. The cases are pending in courts in nine states, including California (Los Angeles County, San Francisco County); Illinois (Madison County); Louisiana (U.S. District Court, Middle District of Louisiana; now moved to the U.S. District Court, Eastern District of Pennsylvania); Minnesota (Itasca County); New York (Oneida County, Ontario County, New York County, St. Lawrence County); Oregon (Multnomah County); Texas (Freestone County, Harrison County, Rusk County, Titus County); Utah (Salt Lake County) and Washington (King County). In all of these cases, insurance carriers have accepted or are expected to accept defense. These cases are in various pre-trial stages. We do not believe that costs associated with these matters will have a material effect on our financial position, results of operations or cash flows, although no assurance to that effect can be given.

Other

        One of our wholly-owned subsidiaries is a defendant in a suit pending in the United States District Court for the Western District of Pennsylvania, brought on June 15, 2002, relating to an incident in which a dragline operated by an employee of one of our subsidiaries tipped over. The customer has sued an unaffiliated third party on a negligence theory for property damages and business interruption losses in a range of approximately $25 million to $27 million. The unrelated third party has brought a third-party over action against our subsidiary. Our insurance carriers are defending the claim, but have not conceded that the relevant policies cover the claim. At this time discovery is ongoing and it is not possible to evaluate the outcome of the claim nor the range of potential loss, if any.

        We are also involved in various other litigation in the United States and abroad arising in the normal course of business, including arbitration proceedings with unions representing our employees, as well as individual employees, and proceedings before and involving the National Labor Relations Board. It is the view of management that our recovery or liability, if any, under pending litigation is not expected to have a material effect on our financial position, results of operations, or cash flows, although no assurance to that effect can be given.

        Prior to 1985, one of our wholly-owned, indirect subsidiaries provided comprehensive general liability insurance coverage for affiliate corporations and invested in risk pools as part of its reinsurance activities. The subsidiary issued policies for occurrences during the years 1974 to 1984, and made risk pool investments. It is possible that claims could be asserted in the future with respect to such policies or risk pools. While we do not believe that liability under such policies or risk pools will result in material costs, no assurance to this effect can be provided.

        A wholly-owned Australian subsidiary is a defendant in a suit pending in the Supreme Court of Queensland in Australia, brought on May 5, 2002, relating to a contractual claim. The plaintiff, pursuant to a contract with our subsidiary, agreed to erect a dragline sold by us to a customer for use at its mine site. The plaintiff asserts various contractual claims related to breach of contract damages and other remedies for approximately Aus $3.6 million related to its claim that it is owed amounts for services rendered under the contract. Our subsidiary has asserted counterclaims against the plaintiff in connection with certain aspects of the work performed. We have established a reserve for our estimate of the resolution of this matter.

Environmental and Related Matters

        Our operations and properties are subject to a broad range of federal, state, local and foreign laws and regulations relating to environmental matters, including laws and regulations governing discharges into the air and water, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at our facilities and at off-site disposal locations. These laws are complex, change frequently and have tended to become more stringent over time. Future events, such as compliance with more stringent laws or regulations, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, could require additional expenditures by us, which may be material.

        Environmental problems have not interfered in any material respect with our manufacturing operations to date. We believe that our compliance with statutory requirements respecting environmental quality will not materially affect our capital expenditures, earnings or competitive position. We have an ongoing program to address environmental compliance.

        Certain environmental laws, such as CERCLA, provide for strict, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located.

        We are one of 53 entities named by the United States Environmental Protection Agency, or EPA, as potentially responsible parties, or PRP, with regard to the Millcreek dumpsite, located in Erie County, Pennsylvania, which is on the National Priorities List of sites for cleanup under CERCLA. We were named a PRP under an administrative order issued in March 1992 as a result of allegations that we disposed of foundry sand at the site in the 1970's. Both the United States government and the Commonwealth of Pennsylvania initiated actions to recover cleanup costs. We have settled both actions with respect to our liability for past costs. In addition, 37 PRPs, including us, received administrative orders issued by the EPA pursuant to Section 106(a) of CERCLA to perform site capping and flood control remediation at the Millcreek site. We were one of eighteen parties responsible for a share of the cost of such work, and have shared such cost per capita to date; however, such cost may be subject to reallocation. In 2002, final remedial work in the form of installation of a municipal golf course as cover was completed and the cost thereof was paid. The EPA has certified completion and its approval thereof. The former remediation contractor, IT Corporation, commenced suit against the Millcreek Dumpsite Group, an unincorporated association including us and other cooperating Millcreek PRPs, or the Group for breach of contract claims in an amount in excess of $1 million. The Group is defending and negotiating settlement of the claim. At March 31, 2004, we do not believe that our remaining potential liability in connection with this site will have a material effect on our financial position, results of operations or cash flows, although no assurance can be given to that effect.

        We have also been named as a PRP in two additional CERCLA matters. The EPA named us as a PRP with respect to the clean up of the Chemical Recovery Systems, Inc., or CRS, site in Elyria, Ohio. On December 20, 2003, EPA offered us a de minimis settlement in the amount of $6,800 to resolve our liabilities under CERCLA Sections 106, 107 and 113. We accepted EPA's settlement offer and are awaiting notification from EPA that the settlement is effective. As of March 31, 2004, we do not believe that our remaining potential liability in connection with this site will have a material effect on our financial position, results of operations or cash flows, although no assurance can be given to that effect.

        EPA also named us as a PRP in the Tremont City, Ohio, landfill matter pursuant to an administrative order issued in July 2001. The EPA identified us as a PRP based upon past operations of The Marion Power Shovel Company, the assets of which we acquired in 1997 pursuant to the Asset Purchase and Sale Agreement. We responded that we have not operated The Marion Power Shovel Company, that the periods of operation of the Tremont City landfill expired many years prior to 1997 and that, accordingly, we have none of the information requested by the EPA. We gave notice of this matter and potential claim to Global Industrial Technologies, Inc., or Global, under indemnification provisions of the Asset Purchase and Sale Agreement. In 2002, we received notice that Global had filed Chapter 11 under federal bankruptcy laws. We have filed timely claims in that proceeding. Attorneys for Global have participated in a group of potential responsible parties in connection with EPA's investigation of the Tremont City landfill; we have not had further contact from EPA concerning this matter. Although we have not regarded, and do not regard, this site as presenting a material contingent liability, there can be no assurances to that effect because the EPA has not responded to us nor has the EPA withdrawn its identification of the Company as a PRP.

        On March 24, 2003, EPA sent a Request for Information pursuant to CERCLA Section 104 and RCRA Section 3007 to Minserco, Inc., or Minserco, a wholly-owned subsidiary of the Company, seeking information concerning Minserco's involvement with the Sadler Drum site in Mulberry, Polk County, Florida. Minserco responded that it had purchased drums from Sadler Drum, but did not send any drums to the site or return to Sadler Drum any drums it purchased. EPA has not responded to Minserco's information. We are aware that EPA has spent approximately $600,000 for environmental cleanup at the Sadler Drum site, but has not received any indication whether PRPs will be asked to investigate or cleanup.

        In December 1990, the Wisconsin Department of Natural Resources, or DNR, conducted a pre-remedial screening site inspection on property owned by us located at 1100 Milwaukee Avenue in South Milwaukee, Wisconsin. Approximately 35 acres of this site were allegedly used as a landfill by us until approximately 1983. We disposed of certain manufacturing wastes at the site, primarily foundry sand. The DNR's final site screening report, dated April 16, 1993, summarized the results of additional investigation. A DNR Decision Memo, dated July 21, 1991, which was based upon the testing results contained in the final site screening report, recommended additional groundwater, surface water, sediment and soil sampling. To date, we are not aware of any initiative by the DNR to require any further action with respect to this site. Consequently, we have not regarded, and do not regard, this site as presenting a material contingent liability. There can be no assurance, however, that additional investigation by the DNR will not be conducted with respect to this site at some later date or that this site will not in the future require removal or remedial actions to be performed by us, the costs of which could be material, depending on the circumstances.

        We have previously been named as a potentially responsible party under CERCLA and analogous state laws at other sites throughout the United States. We believe we have determined our cleanup liabilities with respect to these sites and do not believe that any such remaining liabilities, if any, either individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or cash flows. We cannot, however, guarantee that we will not incur additional liabilities with respect to these sites in the future, the costs of which could be material, nor can we guarantee that we will not incur cleanup liability in the future with respect to sites formerly or presently owned or operated by us, or with respect to off-site disposal locations, the costs of which could be material.

        Over the past three years, expenditures for ongoing compliance, remediation, monitoring and non-recurring clean-up have been immaterial. While no assurance can be given, we believe that expenditures for compliance and remediation will not have a material effect on our future capital expenditures, results of operations or competitive position.

Regulations Affecting Our Customer Base

        Our customers are engaged in long-term, capital-intensive extractive operations subject to and affected by a variety of environmental, safety, land-use and other regulations. In the United States, federal, state and local authorities regulate mining activities with respect to aspects such as permitting and licensing, air quality, employee safety and health, water pollution, protection of plants and wildlife and land reclamation and restoration. Mining operations may not commence or continue absent federal, state and local government approvals. Approvals may be contingent upon production of costly and time-consuming environmental impact assessments and mitigation measures. The Surface Mining Control and Reclamation Act of 1977, which is administered by the Office of Surface Mining Reclamation and Enforcement, or OSM, requires mine operators to obtain permits from the OSM. Certain key surface mining states have achieved primary control over mine operators within their jurisdiction from the OSM in accordance with the Act. Permitting under the Act can take from six months to two years or more, and is subject to public comment. Permits are contingent upon the posting of a bond or other security to assure compliance with land reclamation obligations. The U.S. Clean Water Act of 1972 also imposes costs on extractive operations by imposing permitting requirements contingent upon monitoring, reporting and performance standards related to activities that result in discharges into bodies of water.

        Extractive enterprises in foreign jurisdictions are subject to extensive local regulation. Most key mining jurisdictions subject extractive enterprises to permitting and permit renewal requirements and to royalty assessments. Several key nations place restrictions or assessments on foreign investment. Foreign mining operations may also be subject to safety and environmental regulations that can delay extractive projects or increase associated costs.

        Our customers' operations may also be adversely affected by regulatory regimes concerning surface mined commodities. In particular, regulations affecting fossil fuel emissions, most notably coal emissions, have had a significant impact on the output of the domestic coal industry. Laws and regulations affecting U.S. coal consumption include the Clean Air Act and Clean Air Act Amendments of 1990, and regulatory initiatives under the Act, including the EPA's new source review initiative, 1997 National Ambient Air Quality Standards, 2003 Interstate Air Quality Rule and NOx SIP Call rules. These initiatives and further pending initiatives related to mercury emissions and acid rain have had and could in the future have the effect of reducing the relative desirability of coal as a fuel source for electrical generation facilities. Similar regulatory regimes have been imposed or proposed in foreign countries or may be instituted in the future. Existing emissions and air quality regulations in the United States and elsewhere have shifted coal production to low-sulfur coal, a portion of which, in the United States, is surface mined in the Powder River Basin. Further regulatory initiatives not related to air quality but targeting carbon dioxide emissions, a byproduct of coal consumption, could potentially depress Western coal consumption. The United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations which require reductions in greenhouse gas production. Although the United States has not ratified the emission targets and no comprehensive regulations limiting United States greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. Further developments in connection with regulations or other limits on carbon dioxide emissions could reduce demand for our customers' output and thus their demand for our products, which would have a material adverse effect on our business.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names and ages, as of March 31, 2004, of our directors and executive officers, as well as the positions and offices held by those persons.

Name	Age	Position
Timothy W. Sullivan	50	President, Chief Executive Officer and Director
Thomas B. Phillips	58	Executive Vice President and Chief Operating Officer
Craig R. Mackus	52	Chief Financial Officer, Controller and Secretary
Frank P. Bruno	67	Vice President—Human Resources
John F. Bosbous	51	Treasurer
Theodore C. Rogers	69	Chairman of the Board of Directors and Director
W. Richard Bingham	68	Director
Ronald A. Crutcher	57	Director
Dino M. Cusumano	29	Director
Robert W. Korthals	71	Director
Gene E. Little	61	Director
Kim A. Marvin	42	Director
Robert L. Purdum	68	Director

        Mr. Sullivan became our President and Chief Executive Officer on March 19, 2004 and was previously President and Chief Operating Officer from August 14, 2000 to March 19, 2004. Mr. Sullivan rejoined us on January 17, 2000 as Executive Vice President. From January 1999 through December 1999, Mr. Sullivan served as President and Chief Executive Officer of United Container Machinery, Inc. From 1986 through 1998, Mr. Sullivan held various positions with us: Executive Vice President—Marketing from June 1998 through December 1998, Vice President-Marketing and Sales from April 1995 through May 1998, Director of Business Development in 1994, Director of Parts Sales and Subsidiary Operations from 1990 to 1994 and Product Manager of Electric Mining Shovels and International Sales from 1986 to 1990. Mr. Sullivan has been a director since August 2000.

        Mr. Phillips served as Executive Vice President from August 2000 until March 19, 2004 when he became our Executive Vice President and Chief Operating Officer. Mr. Phillips rejoined us on January 10, 2000 as Vice President—Operations. From September, 1999 through January, 2000, Mr. Phillips served as a Consultant and Assistant to the President at United Container Machinery, Inc. From 1983 through 1999, Mr. Phillips held various positions with us: Executive Vice President—Operations from June 1998 through April 1999, Vice President—Materials from March 1996 to June 1998, Director of Materials from 1986 to 1996, Manufacturing Manager from June 1986 to October 1986 and Materials Manager from 1983 to 1986.

        Mr. Mackus became our Chief Financial Officer on June 9, 2004 after serving as Vice President—Finance from October 2002 through June 9, 2004, and has served as Secretary since May 1996 and as Controller since February 1988. Mr. Mackus was Division Controller and Assistant Corporate Controller from 1985 to 1988, Manager of Corporate Accounting from 1981 to 1982 and 1984 to 1985, and Assistant Corporate Controller of Western Gear Corporation from 1982 to 1984.

        Mr. Bruno has served as Vice President—Human Resources since December 1, 1997. Mr. Bruno was a consultant from 1996 to 1997. From 1984 to 1995, Mr. Bruno held various positions in Human Resources and Administration with Eagle Industries, Inc.

        Mr. Bosbous has served as Treasurer since March 1998. Mr. Bosbous was Assistant Treasurer from 1988 to 1998, and Assistant to the Treasurer from August 1984 to February 1988.

        Mr. Rogers served as Chief Executive Officer between December 23, 1999 and March 19, 2004. Mr. Rogers also served as President from December 1999 to August 2000. Mr. Rogers co-founded American Industrial Partners and has been an officer and director of the firm since 1988. He is also a director of Consoltex Holdings, Inc., a manufacturer, importer and exporter of textiles, Great Lakes Carbon Corporation, the world's largest producer of calcined petroleum coke for use in aluminum smelting and Stanadyne Corporation, a diesel engine component manufacturer. Mr. Rogers was President, Chairman, Chief Executive Officer and Chief Operating Officer of NL Industries, a diversified industrial concern. He was also a Director of Allied Stores Corporation, Allied-Signal, Parsons Corporation, MCorp and Southwest Bankshares. Mr. Rogers has been a director since November 1997 and Chairman of the Board of Directors since March 19, 2004.

        Mr. Bingham is a General Partner of American Industrial Partners. He co-founded American Industrial Partners and has been a director and officer of the firm since 1988. Mr. Bingham was a Managing Director of Shearson Lehman Brothers from 1984 to 1987. Prior to joining Shearson Lehman Brothers, Mr. Bingham was Director of the Corporate Finance Department, a member of the Board, and head of Mergers and Acquisitions at Lehman Brothers Inc. Prior thereto he directed investment banking operations at Kuhn Loeb & Company where he was a partner and member of the board and executive committee. Mr. Bingham is also a director of Great Lakes Carbon Corporation, the world's largest producer of calcined petroleum coke for use in aluminum smelting, Stanadyne Corporation, a diesel engine components manufacturer, MBA Polymers, Inc., and Williams Controls, Inc. He formerly served on the boards of Avis, Inc., ITT Life Insurance Corporation, Sweetheart Holdings and Valero Energy Corporation. Mr. Bingham has been a director since September 1997.

        Dr. Crutcher is President of Wheaton College, a private, national liberal arts college in Norton, Massachusetts. From 1999 to 2004 Dr. Crutcher served as Provost and Executive Vice President for Academic Affairs of Miami University, a public university in Ohio and from 1994 to 1999 he served as Director of the School of Music and The Florence Thelma Hall Centennial Chair in Music at the University of Texas at Austin. He also was Vice President of Academic Affairs and Dean of the Conservatory at the Cleveland Institute of Music, an international music conservatory, from 1990 to 1994. Dr. Crutcher joined our board in June 2004.

        Mr. Cusumano is a Vice President of American Industrial Partners. Mr. Cusumano joined American Industrial Partners in 2000 from the investment banking department of J.P. Morgan & Co. Inc. Mr. Cusumano is also a director of Stolle Machinery Company, LLC, a leading manufacturer of equipment and spare parts and services for the rigid packaging industry. Mr. Cusumano has been a director since April 2004.

        Mr. Korthals is chairman of the Ontario Teachers' Pension Plan Board and is a director of Cognos Inc., a provider of business intelligence and corporate performance management software solutions, Easyhome, Inc., Canada's largest rental-purchase company, Rogers Communications, Inc., a cable television and wireless communications company, Suncor Energy, Inc., an energy company that explores for, acquires, develops, produces, markets and refines petroleum products, Mulvihull Exchange Traded Closed-End Funds and Jannock Properties Ltd., a company that develops, for commercial and residential uses, properties previously used in its industrial operations. Mr. Korthals joined the Toronto Dominion Bank in 1967, was appointed President in 1981 and served in that capacity until 1995. Mr. Korthals holds a B.Sc. in chemical engineering and an M.B.A. from Harvard Business School. Mr. Korthals joined our board in June 2004.

        Mr. Little is a director and audit committee member of Great Lakes Carbon Corporation, the world's largest producer of calcined petroleum coke for use in aluminum smelting, and a director and member of the audit and capital market committees of Unizan Financial Corp., a financial services holding company that conducts a full-service commercial and retail banking business through a subsidiary. Mr. Little held various positions with The Timken Company, a global manufacturer of highly engineered bearings, alloy and specialty steel and related components, from 1967 to 2002 and most recently served as its Senior Vice President-Finance (the chief financial officer) and Treasurer from 1992 to 2002. In 2003, Mr. Little became a director and finance committee member of Walsh University, a private university in Ohio. Mr. Little joined our board in June 2004.

        Mr. Marvin is a Managing Director of American Industrial Partners. Mr. Marvin joined American Industrial Partners in 1997 from the Mergers & Acquisitions Department of Goldman, Sachs & Co. where he had been employed since 1994. Mr. Marvin is also a director of Consoltex Holdings, Inc., a manufacturer, importer and exporter of textiles, Stanadyne Corporation, a diesel engine component manufacturer and Stolle Machinery Company, LLC, a leading manufacturer of equipment and spare parts and services for the rigid packaging industry. Mr. Marvin has been a director since September 1997.

        Mr. Purdum is a director and a Managing Director of American Industrial Partners. Mr. Purdum was the Non-Executive Chairman of our Board from 1997 to March 19, 2004. Mr. Purdum retired as Chairman of Armco, Inc. in 1994. From November 1990 to 1993, Mr. Purdum was Chairman and Chief Executive Officer of Armco, Inc. Mr. Purdum is also a director of Berlitz International, Inc. Mr. Purdum has been a director since November 1997.

Executive Officers

        Our executive officers named herein are elected annually and serve at the pleasure of the Board. Messrs. Bruno and Mackus are each employed under one-year employment agreements which automatically renew for additional one-year terms subject to the provisions thereof.

Composition of the Board of Directors

        Our business, property and affairs are managed by, or are under the direction of, the board of directors pursuant to the General Corporation Law of the State of Delaware and our bylaws. Members of the board of directors are kept informed of our business through discussions with the chairman, the president and chief executive officer and with key members of management, by reviewing materials provided to them and by participating in meetings of the board of directors and its committees.

        After this offering our board of directors will be divided into three staggered classes, with as nearly equal a number of directors in each class as possible. Each of our directors will serve in one of three classes, the terms of which are staggered. Mr. Crutcher, Mr. Korthals and Mr. Little will serve in the class of directors whose terms will expire at our 2005 annual meeting; Mr. Cusumano, Mr. Purdum and Mr. Sullivan will serve in the class of directors whose terms will expire at our 2006 annual meeting; and Mr. Bingham, Mr. Marvin and Mr. Rogers will serve in the class of directors whose terms will expire at our 2007 annual meeting. At each annual meeting of stockholders, a class of directors will be elected for three-year terms to succeed the directors of the same class whose terms are then expiring.

Committees of the Board of Directors

        Subsequent to the consummation of this offering, our board of directors will maintain a standing audit committee, a compensation committee and a nominating committee.

Audit Committee

        After this offering, the audit committee will be composed of Mr. Little, Mr. Korthals and Dr. Crutcher, each of whom is an independent director, and will be chaired by Mr. Little. This committee will be generally responsible for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee will be responsible for the appointment, compensation, retention and oversight of the work of our independent public accountants. Mr. Little is a "financial expert" within the definition of that term under the regulations promulgated under the Securities Act. We believe that the composition of our audit committee will meet the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002 and SEC rules and regulations. The Nasdaq Marketplace Rules require that the audit committee be comprised of at least three members (i) each of whom must (a) be independent in accordance with both the Nasdaq Marketplace Rules and the SEC rules and regulations, (b) not have participated in the preparation of the company's financial statements and (c) be able to read and understand fundamental financial statements and (ii) one of whom must be financially sophisticated. We will comply with these requirements and with future requirements to the extent they become applicable to us.

Compensation Committee

        After this offering, the compensation committee will be composed of Mr. Rogers, Mr. Marvin and Mr. Cusumano, and will be chaired by Mr. Rogers. This committee will approve, administer and interpret our compensation and benefit policies, including our incentive programs. It will review and make recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. This committee will be responsible for establishing all of our executive officers' compensation.

Nominating Committee

        After this offering, the nominating committee will be composed of Mr. Bingham, Mr. Purdum and Mr. Rogers, and will be chaired by Mr. Bingham. This committee will oversee the evaluation of the board and management, nominate directors for election by stockholders, nominate committee chairpersons and, in consultation with the committee chairpersons, nominate directors for membership on the committees of the board.

Director Compensation

        We expect that the independent directors on our board will be paid $25,000 annually as well as $1,500 per meeting. The independent directors will have the option to receive their compensation in restricted stock. We reimburse directors for out-of-pocket expenses.

Compensation Committee Interlocks and Insider Participation

        In 2003, Mr. Marvin, Mr. Rogers, Mr. Purdum, Mr. Bingham and Mr. Sullivan participated in deliberations of the Company's Board of Directors concerning executive officer compensation.

Mr. Rogers was CEO of the Company during 2003, but received no compensation from the Company during such period. Mr. Sullivan was Chief Operating Officer of the Company in 2003, but did not participate in any deliberations concerning his own compensation.

Executive Compensation

        The following table sets forth the compensation paid or awarded to our Chief Executive Officer and the four other most highly compensated executive officers serving as of December 31, 2003 for services rendered in all capacities during 2001, 2002 and 2003. We refer to these individuals, collectively, as the named executive officers.

Summary Compensation Table

	Annual Compensation(1)			Long-Term Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Securities Underlying Options	All Other Compensation($)(2)
Timothy W. Sullivan(3) Current President and Chief Executive Officer; President and Chief Operating Officer as of December 31, 2003	2003 2002 2001	423,329 379,173 329,169	652,000 640,000 240,000	— — 573,600	7,932 6,310 6,060
Thomas B. Phillips(4) Executive Vice President and Chief Operating Officer	2003 2002 2001	258,010 221,279 207,004	252,525 129,108 85,862	— — 286,800	7,522 7,399 6,546
Craig R. Mackus(5) Chief Financial Officer, Controller and Secretary	2003 2002 2001	179,155 163,212 154,728	121,406 66,411 44,580	— — 107,264	6,786 6,730 5,666
Frank P. Bruno Vice President-Human Resources	2003 2002 2001	148,635 144,089 138,150	97,125 58,183 39,690	— — 95,792	6,870 6,248 5,721
Theodore C. Rogers(6) Current Chairman of the Board; Chief Executive Officer as of December 31, 2003	2003 2002 2001	— — —	— — —	— — —	— — —

(1)
Certain personal benefits provided by us to the named executive officers are not included in the above table as permitted by the Securities and Exchange Commission regulations because the aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2)
All Other Compensation in the table includes the following: (i) the employer match under our 401(k) savings plan for 2003, 2002 and 2001, respectively: Mr. Bruno ($6,000, $5,513 and $4,575), Mr. Mackus ($6,000, $6,000 and $5,250), Mr. Phillips ($6,000, $6,000 and $5,250), and Mr. Sullivan ($6,000, $5,500 and $5,250); (ii) imputed income from life insurance for 2003, 2002 and 2001, respectively: Mr. Bruno ($870, $735 and $1,146), Mr. Mackus ($786, $730 and $416), Mr. Phillips ($1,522, $1,399 and $1,296) and Mr. Sullivan ($1,932, $810 and $810).

(3)
Mr. Sullivan rejoined us in January 2000 as Executive Vice President and became President and Chief Operating Officer on August 14, 2000. On March 19, 2004, Mr. Sullivan became President and Chief Executive Officer.

(4)
Mr. Phillips rejoined us in January 2000 as Vice President—Operations and became Executive Vice President and Chief Operating Officer on March 19, 2004.

(5)
Mr. Mackus became Chief Financial Officer in June 2004.

(6)
Mr. Rogers became Chief Executive Officer on December 23, 1999 and served in that capacity until March 19, 2004. No compensation was paid to Mr. Rogers during his tenure as Chief Executive Officer. Mr. Sullivan succeeded Mr. Rogers as Chief Executive Officer on March 19, 2004.

1998 Management Stock Option Plan

        On March 17, 1998, the Board adopted the 1998 Management Stock Option Plan, or 1998 Option Plan, as part of the compensation and incentive arrangements for certain of our management employees and those of our subsidiaries. The 1998 Option Plan provides for the grant of stock options to purchase up to an aggregate of 1,600,000 shares of our common stock at exercise prices to be determined in accordance with the provisions of the 1998 Option Plan. Other than options granted on August 1, 2001, all options granted under the 1998 Option Plan are targeted to vest on the last day of the four fiscal years immediately following the grant dates, at the rate of 25% of the aggregate number of shares of common stock underlying each series of options per year, provided that we attained a specified target of EBITDA in that fiscal year. All of the options whose vesting is contingent upon the attainment of performance goals will vest upon the ninth anniversary of the date of grant, regardless of whether such goals have been attained. Options granted under the 1998 Option Plan on August 1, 2001 are targeted to vest at the rate of 25% of the total option shares covered by the grant per year for the four years subsequent to the date of the grant. As of the date of this prospectus, 573,600 options granted under the 1998 Option Plan have vested and were exercised. There are no currently vested options outstanding under the 1998 Option Plan. As of May 31, 2004, 802,400 options were issued and unvested.

        Upon the termination for cause of a participant in the 1998 Option Plan, any unexercised options held by the participant will immediately expire and be forfeited. In the event of a termination without cause, unless provided otherwise in the participant's employment agreement, the unvested portion of options granted will immediately expire. If the termination occurs prior to a qualified public offering (as defined in the 1998 Option Plan), we will repurchase vested options at fair market value, and if the termination occurs after a qualified public offering, the unexercised portion of the options granted will remain exercisable for 90 days and will then terminate in full. In the event of a plan participant's voluntary termination of employment, or upon termination of employment due to death or disability unvested options will immediately expire. If the termination occurs prior to a qualified public offering, we will repurchase unexercised vested options at a price equal to the lower of (i) the options' fair market value or (ii) the excess of (x) the options' exercise price, increased at a rate of 6% per year from the grant date over (y) the options' exercise price. If the termination occurs after a qualified public offering, the unexercised vested portion of options granted will remain exercisable for 90 days and then will terminate in full. The Board of Directors will have the discretion to permit options granted to retirees to remain outstanding after the date of retirement.

        Notwithstanding the foregoing, all options granted under the 1998 Option Plan vest automatically, in the event of a Company Sale (as defined in the 1998 Option Plan), immediately prior to such sale, provided the sale occurs prior to the fourth anniversary of the grant. Options granted pursuant to the 1998 Option Plan may be forfeited or repurchased by us at fair value, as defined in the plan, in the event of the participating employee's termination, and if not previously forfeited or exercised, expire and terminate no later than ten years after the date of grant or, in the event of a Company Sale, upon the consummation of such sale.

        The information in the following table is presented as of December 31, 2003 with respect to shares of our common stock that may be issued pursuant to the 1998 Option Plan, which was approved by our stockholders:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)(1)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Equity compensation plans approved by stockholders	1,018,000	$5.53	8,400

Total	1,018,000	$5.53	8,400

(1)
As of the date of this prospectus there were 802,400 shares issuable upon exercise of outstanding options under the 1998 Option Plan and no shares were available for future issuance under the 1998 Option Plan.

        Additional information about the 1998 Option Plan is set forth in Note H to our audited financial statements appearing in this prospectus.

Option Grants

        There were no options granted to the named executive officers in 2003.

Aggregate Option Exercises in 2003 and Year-End Option Values

        The following table sets forth information regarding the exercise of stock options by each of the named executive officers during 2003 and the fiscal year-end value of the unexercised stock options held by such officers.

			Number of Securities Underlying Unexercised Options at End of Fiscal Year 2003 (#)		Value of Unexercised In-The-Money Options at End of Fiscal Year 2003(1)($)
Name	Shares Acquired On Exercise (#)	Value Realized(2)($)	Exercisable	Unexercisable	Exercisable	Unexercisable
F. P. Bruno	47,896	46,997	—	96,696	—	175,838
C. R. Mackus	53,632	52,626	—	113,632	—	196,896
T. B. Phillips	143,400	140,710	—	143,400	—	526,457
T. W. Sullivan	286,800	281,422	—	286,800	—	1,052,915

(1)
As of December 31, 2003, there was no trading market for our common stock and, as a result, no value determinable by reference to a trading market therefor. The value of the shares underlying options is determined by our management through application of a formula which takes into account specified recent performance and debt levels, in addition to other factors. Under this formula, as of December 31, 2003, the deemed value of one share of common stock was $3.80.

(2)
As of the date of the exercise of the options, there was no trading market for our common stock and, as a result, no value determinable by reference to a trading market therefor. At June 25, 2003 and September 25, 2003, the dates of option exercise, the value of the shares under the formula discussed in footnote (1) above was $1.20 and $1.02, respectively.

Defined Benefit Pension Plan

        We maintain a defined benefit pension plan, which we refer to as the Pension Plan, for salaried employees, including certain of the named executive officers.

Defined Benefit Formula

        Historically, the Pension Plan used a Defined Benefit Formula to determine the annual benefits payable to employees upon normal retirement age. The following table sets forth the estimated annual benefits payable on a straight life annuity basis (prior to offset of one-half of estimated Social Security benefits) to participating employees upon retirement at normal retirement age for the years of service and the average annual earnings indicated under the defined benefit formula.

	Years of Service
Remuneration
	35	30	25	20	15
$125,000	$76,563	$65,625	$54,688	$43,750	$32,813
150,000	91,875	78,750	65,625	52,500	39,375
175,000	107,188	91,875	76,563	61,250	45,938
200,000	122,500	105,000	87,500	70,000	52,500
225,000	137,813	118,125	98,438	78,750	59,063
250,000	153,125	131,250	109,375	87,500	65,625
300,000	183,750	157,500	131,250	105,000	78,750
400,000	245,000	210,000	175,000	140,000	105,000
450,000	275,625	236,250	196,875	157,500	118,125
500,000	306,250	262,500	218,750	175,000	131,250

Cash Balance Formula

        Effective January 1, 2000, the Pension Plan was converted to a cash balance formula for all employees except for those who, on December 31, 1999, were either age 60 and above or age 55 with 10 years or more years of credited service. The actuarial equivalent of benefits earned as of December 31, 1999 was used to establish an opening account balance. Each month a percentage of the employee's earnings is credited to the account in accordance with the following table:

Service at the Beginning of Year	Pay Credits
Less than 5	4.0%
5 but less than 10	4.5%
10 but less than 15	5.0%
15 but less than 20	5.5%
20 but less than 25	6.0%
25 but less than 30	6.5%
30 or more	7.0%

        In addition, employees hired prior to January 1, 1999 receive transition pay-based credits of 1.5% to 2.5% for the next five years. Each account is also credited with interest using the average annual rate of U.S. 30-year Treasury Securities for the November preceding the plan year.

        Upon termination of employment, the employee may receive benefits in the form of a lump sum equal to the value of the cash balance account or a monthly annuity equal to the actuarial equivalent of the cash account balance.

General

        Covered compensation for purposes of the Pension Plan consists of the average of a participant's highest total salary and bonus (excluding compensation deferred pursuant to any non-qualified plan) for a consecutive five year period during the last ten calendar years of service prior to retirement.

        Mr. Rogers does not participate in the Pension Plan. Mr. Bruno's benefits under the Pension Plan will be determined under the Defined Benefit Formula described above. The years of credited service under the Pension Plan for Mr. Bruno are 6.

        The Pension Plan benefits payable to Messrs. Mackus, Phillips and Sullivan will be determined under the cash balance formula described above. The years of credited service under the Pension Plan for Messrs. Mackus, Phillips and Sullivan are 24, 27 and 24, respectively. The estimated annual benefits payable under the Pension Plan at normal retirement age (as determined under the Pension Plan) to Messrs. Mackus, Phillips and Sullivan are $75,660, $58,386 and $69,829, respectively. In making these estimates, the assumptions were (i) that 2003 pay remains level to normal retirement age; (ii) that the 2003 compensation limit of $205,000 remains level to normal retirement age; (iii) that the interest crediting rate for all years is 4.96%—the November, 2002 30-year Treasury rate, which is the rate used for the 2003 plan year; and the projected cash balance at normal retirement age was converted to an annuity using an interest rate of 4.96% and the 1994 Group Annuity Mortality Table for Males and Females.

Supplemental Plan

        Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended, limit the annual benefits which may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, we have a supplemental plan which authorizes the payment out of our general funds of any benefits calculated under provisions of the applicable retirement plan which may be above the limits under these sections.

Board Compensation Report on Executive Compensation

        The Board in 2003 was responsible for the compensation packages offered to our executive officers, including the named executive officers. Following this offering, our compensation committee will determine compensation for all of our executive officers.

Executive Compensation

        The Board, in consultation with the CEO, establishes base salaries for our executive officers which we believe are commensurate with their respective responsibilities, position and experience. Consideration is also given to the compensation levels of similarly situated personnel of other companies in the industry where such information is available. When making adjustments in base salaries, the Board generally considers the foregoing factors as well as corporate financial performance. In individual cases where appropriate, the Board also considers nonfinancial performance measures, such as increases in market share, manufacturing efficiency gains, improvements in product quality and improvements in relations with customers, suppliers and employees. Executive officers' base salaries are reviewed annually. The Board generally begins its review by analyzing the current base salaries of the executive officers. Based on such review, our corporate performance, the individual contributions of the executive officers, and the factors discussed above, the Board will approve the level of such compensation.

        Executive officers and our other employees participated in the 2003 Management Incentive Plan. Under the 2003 Management Incentive Plan, the Board established a management incentive budget based on achievement in several critical areas that combine to determine our overall performance and in consultation with the CEO, established target incentive bonus percentages of between 10% and 50% of base salary for executive officers (other than the CEO, who is not a participant) and certain employees. These targeted percentages were adjustable pursuant to a formula based on a range of values whereby the target incentive bonus percentage would be zero (and no bonuses would be paid) if actual achievement was less than 100% of budgeted goals, and a maximum bonus of two times the target incentive bonus percentage would be paid if actual achievement was 120% or more of budgeted goals. In 2003, our actual achievement in certain categories met or exceeded budgeted goals, and bonuses were awarded under this plan.

Chief Executive Officer Compensation

        Mr. Sullivan, our current President and Chief Executive Officer, received compensation from us in 2003 for his services as President and Chief Operating Officer. See "Management—Executive Compensation." Mr. Rogers did not receive any compensation directly from us in 2003.

Internal Revenue Code Section 162(m)

        Under Section 162(m) of the Internal Revenue Code, the tax deduction by certain corporate taxpayers, including us, is limited with respect to compensation paid to certain executive officers unless such compensation is based on performance objectives meeting specific regulatory criteria or is otherwise excluded from the limitation. Where practical, the Board intends to qualify compensation paid to our executive officers in order to preserve the full deductibility thereof under Section 162(m), although the Board reserves the right in individual cases to cause us to enter into compensation arrangements which may result in some compensation being nondeductible under Code Section 162(m).

Employment Arrangements

        We have employment agreements with certain of the named executive officers. These agreements govern the executive's compensation, benefits and treatment upon termination under various circumstances, including voluntary termination by either party, or termination by reason of retirement, death or disability, or in the event of a change of control, as those terms are defined in the agreements. Each employment agreement automatically renews for a one-year term upon the expiration of its initial term and any subsequent terms, unless two months' written notice is given by either party of intent to terminate at the end of that term. Each employment agreement may be terminated by either us or the executive at any time by giving notice as required under the agreement, provided, however, that if the executive is terminated by us without cause at any time, or if the executive terminates his employment with good reason in connection with a change in control, as those terms are defined in the agreement, then the executive will be entitled to certain severance benefits as described in that executive's individual agreement. Finally, each agreement imposes confidentiality restrictions on the executive and places restrictions on the executive's involvement in activities that may compete with us both during employment and following termination. Violation of such confidentiality and non-competition provisions, or other termination for cause, as defined in the agreements, may result in forfeiture of severance and other benefits that may otherwise accrue. Individual compensation, benefits and other salient features of each agreement are described below.

        Messrs. Bruno and Mackus each serve under one-year employment agreements with us dated December 1, 1997 and May 21, 1997, respectively. The agreements automatically renew for successive one-year terms unless terminated by either party at least 60 days prior to the end of a one-year term. Each of these agreements provides for the executive's position and base salary, which is subject to merit increases in accordance with our normal salary merit increase review policy. In addition, the executive is entitled to participate in such employee and fringe benefits plans as we provide to other similarly situated management employees. Upon termination without cause or through non-renewal of the contract, we will continue to pay salary and benefits for one year. In the event of a "qualifying termination" (as defined in the agreements) of employment within one year of a change of control with respect to us, we will make a severance payment equal to one-half of the executive's then-current annual base salary, and all unvested stock options will immediately vest and become exercisable as of the date of the change of control. For purposes of the employment agreements, a "change of control" occurs when: (i) securities representing more than 50% of the combined voting power of our then outstanding voting securities are acquired, directly or indirectly, by any person or entity who did not on the date of the applicable employment agreement own, directly or indirectly, 5% or more of the combined voting power of our voting securities outstanding on the date of the applicable employment agreement, (ii) a merger or consolidation of any other corporation with us is completed and as a result of, less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by our former shareholders (other than a shareholder who is an "affiliate," as defined in the Securities Exchange Act of 1934, of any party to such consolidation or merger) or (iii) substantially all of our assets are sold to a corporation which is not wholly-owned by us.

        In August 2000, we entered into an agreement with Mr. Sullivan to serve as our President. Simultaneous with that agreement, Mr. Sullivan was elected to the Board of Directors and assumed the additional position as Chief Operating Officer. On March 19, 2004, Mr. Sullivan was elected Chief Executive Officer. The agreement provides for a base salary of not less than $300,000, which is subject to increase at the discretion of the Board. Mr. Sullivan is eligible to participate in the 2004 Management Incentive Plan. In the event that Mr. Sullivan's employment is terminated for any reason other than for cause, he will be entitled to receive severance pay in the amount of one year's base salary. In addition, Mr. Sullivan is entitled to participate in employee and fringe benefit plans that we provide to similarly situated management employees.

        On March 5, 2002, we entered into a Termination Benefits Agreement with Mr. Phillips which is intended to provide benefits to the executive only in the event of a change of control or ownership of us or any of our subsidiaries prior to December 31, 2005. In the event of the occurrence of certain terminations or deemed terminations of employment following a change of control, the executive will be entitled to payments in an amount equal to annual base salary plus annual incentives, and certain benefits will be maintained. For purposes of the Termination Benefits Agreement, a change of control occurs when (i) all or substantially all of our or our subsidiaries' assets are sold to a person or entity (other than any person or entity directly or indirectly controlled by AIP) or (ii) more than 51% of our or our subsidiaries' voting securities and capital stock is acquired by a person or entity (other than any person or entity directly or indirectly controlled by AIP).

Liability Limitations and Indemnification

        Our amended and restated certificate of incorporation, or certificate of incorporation, will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law expressly permits a corporation to provide that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

These express limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

        The provisions of Delaware law that relate to indemnification expressly state that the rights provided by the statute are not exclusive and are in addition to any rights provided in a certificate of incorporation, bylaws, agreement or otherwise. Our certificate of incorporation will provide that we will indemnify our directors and officers, to the maximum extent permitted by law and that we may indemnify other employees and agents. Our amended and restated bylaws, or bylaws, will also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions in his or her capacity as an officer, director, employee or agent. We have obtained an insurance policy that insures our directors and officers against losses, above a deductible amount, from specified types of claims. We believe that these provisions and policies will help us attract and retain qualified persons.

        The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, employees and agents under our certificate of incorporation or indemnification agreements we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Services Agreement

        In accordance with the Management Services Agreement, AIP and its affiliates have provided us with general financial and strategic advisory services, including the evaluation of acquisition opportunities, advice on the management of our previously leveraged capital structure, the design of management incentive plans and the recruitment of senior executives. Pursuant to the Management Services Agreement, AIP is paid an annual fee of $1.45 million with provisions for interest on all deferred fees for these services. Additionally, we are required to reimburse AIP for all out-of-pocket expenses incurred in the course of providing its services to us. All of our payment obligations under the Management Services Agreement are guaranteed by the guarantor subsidiaries. Payment of a substantial portion of the management fee has been deferred and is subordinated in right of payment to the existing senior secured credit facility. In 2003, $2.5 million was paid to AIP under this agreement. At December 31, 2002, 2003 and March 31, 2004, $5.2 million, $5.9 million and $6.5 million, respectively, was payable to AIP under this agreement in respect of fees, deferred fees and out-of-pocket expenses. Five of our directors (Messrs. Bingham, Marvin, Purdum, Rogers and Cusumano) hold various positions with AIP and may be deemed to have an indirect interest in this arrangement. The expense recognized related to this agreement was $1.6 million in 2001, $1.6 million in 2002, $3.2 million in 2003 and $0.5 million for the three months ended March 31, 2004. The Management Services Agreement will be terminated prior to the completion of this offering.

Registration Rights Agreement

        Prior to the completion of this offering, we will be a party to a Registration Rights Agreement which will amend and restate our Stockholders Agreement, as amended, dated as of March 17, 1998, with AIP/BI and other stockholders which we refer to, together with AIP/BI, as the Stockholders. All of the Stockholders are current or former members of our management or board of directors or current or former employees of AIP. The holders of a majority of shares held by AIP and its affiliates will have unlimited demand registration rights on Forms S-2 or S-3 and up to three demand registrations on Form S-1, in all cases subject to customary conditions, including a requirement that such demands cover a minimum number of shares. The Registration Rights Agreement will also contain provisions that can limit the ability of the other Stockholders to sell their shares during the pendency of registered offerings triggered by AIP/BI.

Dragline Lease Arrangement

        On November 7, 2001, one of our subsidiaries completed a sale of a refurbished dragline, which was then leased back to Holdings by the lessor, BCC Equipment Leasing Corporation. The term of the lease is ten years with required monthly payments. Gross proceeds received by us on a consolidated basis upon the sale of the dragline were approximately $8 million, which were used to purchase and refurbish the dragline. The lease is a net lease, under which we are responsible for maintenance, insurance and taxes on the leased equipment. The terms of the lease include indemnity, assumption of loss and tax gross-up provisions on our part. Pursuant to a ten year limestone extraction agreement entered into with Bahama Rock Ltd. and Martin Marietta Materials, Inc. in July 2001, Holdings, through a subcontract arrangement with our Minserco subsidiary, operates the dragline leased under the dragline lease agreement. Minserco will assume (i) the rights and obligations under the dragline lease and (ii) the obligations under the limestone extraction agreement when Holdings is dissolved in connection with this offering. Minserco's assumption of these agreements will have no material impact on our financial condition.

Tax Sharing Arrangements

        We, our domestic subsidiaries and Holdings file a consolidated federal income tax return. Pursuant to an election in our consolidated tax return, the consolidated tax expense of the affiliated group is allocated using the pro rata method based on each company's positive contribution to consolidated federal taxable income.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information concerning the beneficial ownership of our common stock as of June 9, 2004, on an actual basis and as adjusted to give effect to the sale of the shares of common stock in this offering, for:

  •
  each of the named executive officers;

  •
  each of our directors;

  •
  each person known by us to hold beneficially more than 5% of our common stock;

  •
  all of our executive officers and directors as a group; and

  •
  AIP/BI.

        Except as otherwise set forth in the footnotes below, each beneficial owner has the sole power to vote and dispose of all ordinary shares held by that beneficial owner. Shares of common stock issuable pursuant to options, to the extent such options are exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

        The percentage of beneficial ownership of our common stock before this offering is based on 12,058,400 shares of our common stock outstanding as of June 9, 2004. The percentage of beneficial ownership of our Class A common stock and Class B common stock after this offering is based on                          shares of our Class A common stock and 11,442,400 shares of our Class B common stock outstanding. AIP/BI has agreed to sell the number of shares of common stock indicated as being subject to the over-allotment option in the event that the underwriters exercise their option to purchase additional shares. If the over-allotment option is not exercised, AIP/BI will not offer or sell any shares of common stock in this offering.

			Percentage of Class A Common Shares Beneficially Owned(1)		Percentage of Class B Common Shares Beneficially Owned(1)
									Percentage of Total Number of Outstanding Shares of Common Stock
							Percentage of Total Voting Power of Common Stock
		Percentage of Common Shares Beneficially Owned
	Number of Common Shares Beneficially Owned
Name**			Before Offering	After Offering	Before Offering	After Offering	Before Offering	After Offering	Before Offering	After Offering
Bucyrus Holdings, LLC(2)(5)(6)	11,442,400	94.9%					94.9%		94.9%
AIP/BI LLC(3)(5)(6)						100.0%
W. R. Bingham(4)(6)	—	—					—		—
F. P. Bruno	50,296	*					*		*
R. A. Crutcher	—	—					—		—
D. M. Cusumano(4)	—	—					—		—
R. W. Korthals	—	—					—		—
G. E. Little	—	—					—		—
C. R. Mackus	57,632	*					*		*
K. A. Marvin(4)	—	—					—		—
T. B. Phillips	143,400	1.2%					1.2%		1.2%
R. L. Purdum(4)	—	—					—		—
T. C. Rogers(4)(6)	—	—					—		—
T. W. Sullivan	286,800	2.4%					2.4%		2.4%
All directors and executive officers as a group (13 persons)	580,000	4.8%					4.8%		4.8%

	Beneficial Ownership if Over-Allotment Option is Exercised in Full
	Percentage of Class A Common Shares Beneficially Owned(1)	Percentage of Class B Common Shares Beneficially Owned(1)	Percentage of Total Voting Power of Common Stock	Percentage of Total Number of Outstanding Shares of Common Stock
Name**	After Offering	After Offering	After Offering	After Offering
Bucyrus Holdings, LLC(2)(5)(6)
AIP/BI LLC(3)(5)(6)		100.0%
W. R. Bingham(4)(6)
F. P. Bruno
R. A. Crutcher
D. M. Cusumano(4)
R. W. Korthals
G. E. Little
C. R. Mackus
K. A. Marvin(4)
T. B. Phillips
R. L. Purdum(4)
T. C. Rogers(4)(6)
T. W. Sullivan
All directors and executive officers as a group (13 persons)

*
Less than 1%.
**
Unless otherwise specified, the address for each beneficial owner is c/o Bucyrus International, P.O. Box 500, 1100 Milwaukee Avenue, South Milwaukee, Wisconsin.
(1)
Reflects our new equity structure after completion of our recapitalization in connection with this offering.
(2)
The address of Bucyrus Holdings, LLC is One Maritime Plaza, Suite 2525, San Francisco, CA 94111. As part of the Corporate Reorganization in connection with this offering, Bucyrus Holdings, LLC will be dissolved after the associated recapitalization, its shares will be transferred to the Fund and the Fund will contribute the shares to its newly formed subsidiary, AIP/BI LLC, which will then own all of our outstanding shares of Class B common stock.
(3)
The address of AIP/BI LLC is One Maritime Plaza, Suite 2525, San Francisco, CA 94111. As part of the Corporate Reorganization in connection with this offering, Bucyrus Holdings, LLC will be dissolved after the associated recapitalization, its shares will be transferred to the Fund and the Fund will contribute the shares to its newly formed subsidiary, AIP/BI LLC, which will then own all of our outstanding shares of Class B common stock.
(4)
Messrs. Marvin and Purdum are managing directors of and Mr. Cusumano is a Vice President of American Industrial Partners, Holdings' general partner. Messrs. Bingham, Marvin, Purdum, Rogers and Cusumano each disclaim beneficial ownership of all such shares.
(5)
Under the terms of Holdings' operating agreement (and the proposed operating agreement of AIP/BI LLC voting and dispositive power rests with the Managing Member, American Industrial Partners Capital Partners Fund II, LP, or the Fund, and accordingly the Fund may be deemed to be the beneficial owner of the shares of common stock of the Company currently held by Holdings and all of our shares of Class B common stock which will be held by AIP/BI LLC upon the completion of this offering.
(6)
Mr. Bingham and Mr. Rogers, together, have voting and dispositive power over American Industrial Partners Corporation, the general partner of the Fund's general partner, and accordingly each of Mr. Bingham and Mr. Rogers may be deemed to be the beneficial owner of the shares of common stock of the Company currently held by Holdings and all of our shares of Class B common stock which will be held by AIP/BI LLC upon the completion of this offering. Mr. Bingham and Mr. Rogers each disclaim beneficial ownership of such shares.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to, and is qualified by, our amended and restated certificate of incorporation, or certificate of incorporation, and our amended and restated bylaws, or bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

        This offering is part of a comprehensive recapitalization of our equity. As of June 9, 2004, there were 10 holders of our common stock, which consisted of a single class. In connection with this offering, our capital stock will be redeemed and exchanged, and at the time of the completion of this offering, our authorized capital stock will consist of:

  •
  shares of Class A common stock, par value $.01 per share;

  •
  shares of Class B common stock, par value $.01 per share; and

  •
  shares of preferred stock, without par value.

        After this offering there will be             shares of Class A common stock outstanding and 11,442,400 shares of Class B common stock outstanding, not including the             shares of Class B common stock held by AIP/BI that are subject to the underwriters' over-allotment option, the exercise of which would have the effect of converting the Class B shares sold into an equal number of shares of Class A common stock. At the completion of this offering, no shares of preferred stock will be outstanding.

Common Stock

Voting Rights

        The holders of Class A common stock and Class B common stock have identical rights, except with respect to voting rights. Holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to two votes per share on all matters to be voted on by our common stockholders. The affirmative vote of 80% of the total votes entitled to be cast by the holders of our Class A and Class B common stock, voting together as a single voting group, is required in order to amend the provisions of our certificate of incorporation relating to: (1) the composition of our board of directors and the election of directors; (2) calling and holding meetings of our stockholders; (3) procedures for amending our bylaws; and (4) circumstances in which the vote of a supermajority of our stockholders is necessary in order for action to be taken. The affirmative vote of a majority of the total votes entitled to be cast by the holders of our Class A and Class B common stock, voting together as a single voting group, is required in order to amend the provisions of our certificate of incorporation relating to other matters, or to approve a merger, share exchange, sale of all of our property or our dissolution. Except as otherwise provided in our certificate of incorporation, all other matters to be voted on by stockholders must be approved by a majority of the votes to be cast on the matter by the holders of our Class A and Class B common stock present in person or represented by proxy, voting together as a single voting group, at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock. Holders of our common stock will not have the right to cumulate votes in elections of directors.

Rights on Liquidation; No Pre-emptive Rights

        In the event of our liquidation, dissolution or winding up, holders of our Class A and Class B common stock, treated as a single class for this purpose, will be entitled to their proportionate share of any assets in accordance with each holder's holdings remaining after payment of liabilities and any amounts due to other claimants, including the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no right to convert or exchange their common stock into any other securities, other than the conversion of Class B common stock into Class A common stock, as described under "—Conversion of Class B Common Stock", below. No redemption or sinking fund provisions will apply to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

Right to Receive Dividends; Stock Dividends, Splits and Reclassifications

        Holders of Class A common stock and Class B common stock will share equally on a per share basis in any dividend declared by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Dividends payable in shares of common stock shall be payable in a manner which retains the relative voting power of outstanding shares of Class A common stock and Class B common stock. If the Class A common stock or Class B common stock is split or reclassified, the shares of Class B common stock or Class A common stock, as the case may be, shall also be split or reclassified so that the number of shares of Class A common stock and Class B common stock outstanding immediately following such split or reclassification shall bear the same relationship to each other as prior to such split or reclassification.

Conversion of Class B Common Stock

        In the event of the transfer, by sale or other means, of a share of Class B common stock to a person or entity that is not a subsidiary or affiliate of AIP/BI, such share will convert automatically into one share of Class A common stock.

Preferred Stock

        Our certificate of incorporation will authorize our board of directors, without stockholder approval, to issue up to             shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series. Our board of directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. No shares of preferred stock are currently outstanding and we have no present plan to issue any shares of preferred stock.

Classified Board of Directors

        Our certificate of incorporation will provide for our board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See "Management—Composition of the Board of Directors." Directors serving on our board can only be removed for cause.

        The provision for a classified board could prevent a party that acquires control of a majority of the voting power of our outstanding stock from obtaining control of our board until the second annual stockholders meeting following the date the acquiror obtains the controlling interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.

        We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Business Combinations

        We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

        In general, Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

  •
  subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of the corporation;

  •
  an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

  •
  the affiliates and associates of the above.

        Under specific circumstances, Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.

        Our certificate of incorporation and bylaws will not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Number of Directors; Removal; Vacancies

        Our bylaws will provide that the number of directors shall be fixed by our board of directors. The size of our board is currently fixed at nine directors. After this offering our board of directors will be divided into three staggered classes, with as nearly equal a number of directors in each class as possible. See "Management—Composition of the Board of Directors."

        Pursuant to our certificate of incorporation and bylaws, each director will serve until the next annual meeting for the year in which his term expires and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Directors may be removed from office only for cause and by the affirmative vote of holders of at least a majority of the voting power of all issued and outstanding capital stock.

        Our certificate of incorporation will further provide that vacancies resulting from newly created directorships in our board may only be filled by a majority of our board, provided that a quorum is present. Any other vacancy may be filled by a majority of our board, even if less than a quorum is present. Any director so chosen will hold office until the next election of the class for which such director was chosen.

Stockholder Action; Special Meetings

        Our certificate of incorporation will provide that stockholder action can be taken at an annual or special meeting of stockholders, and that only holders of Class B common stock will have the right to act by written consent. Except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a notice given by or at the direction of the chairman of our board, our president or our secretary at the written request of our board, a committee of our board or the holders of a majority of the Class B common stock.

Stockholder Proposals

        At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the directors (or any duly authorized committee of the board of directors), or properly brought before the meeting by a stockholder. To properly nominate a director, a stockholder must:

  •
  be a stockholder of record on the date of the giving of the notice for the meeting;

  •
  be entitled to vote at the meeting; and

  •
  have given timely written notice of the business to our secretary.

        To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting, provided, however, in the event that the annual meeting is not within 30 days of such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

        A stockholder's notice must set forth, among other things, as to each matter the stockholder proposes to bring before the meeting:

  •
  a brief description of the business proposed to be brought before the meeting and the reason for conducting such business;

  •
  the name and record address of such stockholder;

  •
  the class or series and number of shares that are owned of record or beneficially by the stockholder;

  •
  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and

  •
  a representation that such stockholder intends to appear in person or by proxy at the meeting to bring such business before the meeting.

        Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our board, our president or our secretary at the written request of our board, a committee of our board or the holders of a majority of the Class B common stock.

Nomination of Candidates for Election to Our Board

        Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders or at any special meeting of stockholders called for the purpose of electing directors by or at the direction of our board or a committee of our board, or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

  •
  be a stockholder of record on the date of the giving of the notice for the meeting;

  •
  be entitled to vote at the meeting; and

  •
  have given timely written notice of the business to our secretary.

        To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices (a) not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting, provided, however, in the event that the annual meeting is not within 30 days of such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

        To be in proper written form, such stockholder's notice must include, among other things,

  •
  as to each person whom the stockholder proposes to nominate for election as a director:

  •
  the name, age, business address and residence address of the person;

  •
  the principal occupation or employment of the person;

    •
    the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

    •
    any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and

  •
  as to the stockholder giving the notice:

  •
  the name and record address of such stockholder;

  •
  the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;

  •
  a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

  •
  a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

  •
  any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

Amendment of Bylaws

        Except as otherwise provided by law, our certificate of incorporation or our bylaws, our bylaws may be amended, altered or repealed at a meeting of the stockholders provided that notice of such amendment, alteration or appeal is contained in the notice of such meeting or a meeting of our board of directors.

        All such amendments must be approved by either the holders of 80% of the combined voting power of the Class A and Class B common stock or by a majority of the entire Board of Directors then in office.

Transfer Agent and Registrar

        We have appointed LaSalle Bank N.A. as the transfer agent and registrar for our Class A common stock.

Listing

        We have applied for the quotation of our Class A common stock on the Nasdaq National Market under the symbol "BUCY."

SHARES ELIGIBLE FOR FUTURE SALE

        No public market for our Class A common stock existed before this offering. Future sales of substantial amounts of our Class A common stock in the public market could cause our prevailing market prices to decline. A large number of our shares of Class A common stock outstanding will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our Class A common stock in the public market after these restrictions lapse, and the potential for such sales, could depress the prevailing market price of our Class A common stock and limit our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding an aggregate of    shares of Class A common stock, assuming no exercise of the underwriters' over-allotment option. We will also have outstanding 11,442,400 shares of Class B common stock, each of which is automatically convertible to a share of Class A common stock upon its transfer to a person or entity that is not a subsidiary or affiliate of AIP. All of the shares sold in this offering, other than those sold to our affiliates, will be freely tradable without restriction or further registration under the Securities Act. The remaining    shares of Class A common stock and 11,442,400 shares of Class B common stock held by existing stockholders are restricted securities. Subject to the restrictions on transfer contained in the lock-up agreements described in "Underwriting," restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act.

Lock-Up Agreements

        Our executive officers, directors, employee stockholders and AIP/BI, which collectively hold substantially all of our Class A and Class B common stock have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of the final prospectus for this offering. Transfers or dispositions can be made sooner with the prior written consent of Goldman, Sachs & Co.

        In addition, directors, officers, employees, family and friends who purchase shares of our Class A common stock in connection with our directed share program will be subject to a 180-day lock-up restriction.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of the final prospectus for this offering, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the shares of common stock then outstanding, which will equal          shares immediately after this offering; or

  •
  the average weekly trading volume of the Class A common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        We believe that holders of Class A and Class B common stock issued to them in exchange for shares of our predecessor common equity prior to our recapitalization in contemplation of this offering should be able to count the period of time during which they held such predecessor common equity for purposes of determining the length of time they have held our common stock for purposes of Rule 144. Sales under Rule 144 must comply with manner of sale provisions and post-sale notice requirements, and may only occur if information about us is publicly available.

Rule 144(k)

        Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.                           shares of our Class A common stock outstanding prior to this offering are not held by affiliates and therefore could be sold pursuant to Rule 144(k) after satisfaction of the two year holding period.

Registration Rights

        Prior to the completion of this offering, we will be a party to a Registration Rights Agreement which will amend and restate our Stockholders Agreement, as amended, dated as of March 17, 1998, with AIP/BI and other stockholders which we refer to, together with AIP/BI, as the Stockholders. All of the Stockholders are current or former members of our management or board of directors or current or former employees of AIP. The holders of a majority of shares held by AIP/BI and its affiliates will have unlimited demand registration rights on Forms S-2 or S-3 and up to three demand registrations on Form S-1, in all cases subject to customary conditions, including a requirement that such demands cover a minimum number of shares. The Registration Rights Agreement will also contain provisions that can limit the ability of the other Stockholders to sell their shares during the pendency of registered offerings triggered by AIP/BI.

Stock Options

        Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of our Class A common stock to be issued pursuant to options granted under our 1998 Stock Option Plan. Based on the number of shares reserved for issuance under our 1998 Stock Option Plan, the registration statement would cover approximately 802,400 shares. The registration statement will become effective upon filing. Accordingly, shares of our Class A common stock registered under the registration statement on Form S-8 will be available for sale in the open market immediately thereafter, after complying with Rule 144 volume limitations applicable to affiliates and with applicable 180-day lock-up agreements.

DESCRIPTION OF INDEBTEDNESS

Our New Senior Secured Credit Facility

        We have a commitment from, and are currently negotiating the terms of a new senior secured credit facility, which we refer to as the new senior secured credit facility, with, Goldman Sachs Credit Partners L.P. and GMAC. The commitments are subject to customary and objective conditions, including achievement of credit ratings, absence of material adverse changes to us or our results of operations, as well as to the completion of this offering. We expect to enter into the new senior secured credit facility concurrently with the closing of this offering. We intend to use amounts borrowed under our new senior secured credit facility, along with the net proceeds of this offering, to, among other uses, redeem our Senior Notes, retire our existing senior secured credit facility, to pay deferred interest due on the Senior Notes held by Holdings and to pay deferred fees and other amounts due pursuant to the Management Services Agreement with AIP, which will be terminated prior to the completion of this offering. Although the specific terms of the new senior secured credit facility are being negotiated, we expect that the new senior secured credit facility will provide us with a senior secured term loan of $100 million and a senior secured revolving credit facility of up to $50 million. Borrowings under the revolving portion of the facility are expected to be subject to a borrowing base formula based on the value of eligible receivables and inventory.

        We expect that the new senior secured credit facility will contain covenants limiting the discretion of management with respect to key business matters and will place significant restrictions on, among other things, our ability to incur additional indebtedness, create liens or other encumbrances, make certain payments or investments, loans and guarantees, and sell or otherwise dispose of assets and merge or consolidate with another entity. We expect that substantially all of our domestic assets and the receivables and inventory of our Canadian subsidiary will be pledged as collateral under the new senior secured credit facility. In addition, we anticipate that the outstanding capital stock of our domestic subsidiaries as well as the majority of the capital stock of our foreign subsidiaries will be pledged as collateral. We expect that interest under the facility's tranches will accrue at floating rates calculated at spreads over LIBOR and/or a money center bank's prime rate.

        We anticipate that the new senior secured facility will include terms which will, among other things:

  •
  require us to comply with certain financial covenants, including to maintain:

  •
  minimum levels of availability under the revolving portion of the new senior secured credit facility;

  •
  a maximum leverage ratio;

  •
  a minimum fixed charge coverage ratio; and

  •
  minimum levels of EBITDA (to be defined in the agreement).

  •
  limit our ability to:

  •
  incur liens;

  •
  merge, consolidate or dispose of assets;

  •
  make loans and investments;

  •
  incur indebtedness;

  •
  engage in certain transactions with affiliates;

  •
  incur contingent obligations; enter into joint ventures; enter into lease agreements;

  •
  pay dividends above certain specified amounts and make other distributions;

    •
    change our business; and

    •
    make capital expenditures.

  •
  require us to repay our debt with:

  •
  proceeds from debt and equity issuances;

  •
  proceeds of asset sales; and

  •
  cash flow in excess of specified levels.

        The covenants will be subject to exceptions, qualifications and limitations.

Our Existing Senior Secured Credit Facility; Senior Notes

        We have a senior secured credit facility with GMAC, which we refer to as the existing senior secured credit facility, which as of March 31, 2004 provides us with a $73.0 million senior secured credit facility and expires on January 8, 2005. Substantially all of our domestic assets and the receivables and inventory of our Canadian subsidiary are pledged as collateral under the existing senior secured credit facility. In addition, all of our outstanding capital stock and the outstanding capital stock of our domestic subsidiaries as well as 65% of the capital stock of our foreign subsidiaries are pledged as collateral. We intend to satisfy all of our obligations under our existing senior secured credit facility, and retire the facility, by drawing down on our new senior secured facility.

        We currently have outstanding $150 million of our Senior Notes. During 2000, Holdings acquired $75.6 million of our Senior Notes. Holdings agreed to defer the receipt of interest on its Senior Notes through September 15, 2003. Holdings received current interest payable on the Senior Notes held by them on March 15, 2004 from the proceeds of the term loan portion of our existing senior secured credit facility. We intend to retire all $150 million of our Senior Notes (including the applicable call premium) and to pay deferred interest due on the Senior Notes held by Holdings with the proceeds of this offering and from borrowings under our new senior secured credit facility.

        Both our existing senior secured credit facility and the Senior Notes Indenture contain covenants and cross default provisions. At March 31, 2004, we were in compliance with all covenants under our existing senior secured credit facility and the Senior Notes Indenture.

Other Indebtedness

        On April 30, 2002, Bucyrus Canada Limited, a wholly-owned subsidiary of us, entered into a new C$3.5 million mortgage loan. The term of the mortgage loan is 15 years at an initial rate of 7.55% which is fixed for the first five years. The balance outstanding at December 31, 2003 was C$3.3 million. The mortgage loan is collateralized by the land, buildings and certain building attachments owned by Bucyrus Canada Limited. As of the date of this prospectus, Bucyrus Canada Limited is in compliance with all of the mortgage loan terms. The net book value of this collateral at December 31, 2003 was C$4.1 million. Previously, Bucyrus Canada Limited had a C$15 million credit facility with The Bank of Nova Scotia. On March 7, 2002, the outstanding balance of C$9.1 million under the C$10 million revolving term loan portion of this credit facility was paid in full with proceeds from the existing senior secured credit facility. The balance outstanding under the revolving term loan portion at December 31, 2001 was C$9.1 million. On April 30, 2002, Bucyrus Canada Limited paid the remaining non-revolving term loan portion of the credit facility in full with proceeds from the new mortgage loan. The balance outstanding under the non-revolving term loan portion at December 31, 2001 was C$4.0 million. The new mortgage loan contains a number of financial covenants which, among other items, require Bucyrus Canada Limited to maintain certain financial ratios on an annual basis. At December 31, 2003, Bucyrus Canada Limited was in compliance with all applicable covenants.

UNDERWRITING

        Bucyrus, Bucyrus Holdings, LLC, AIP/BI LLC and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Lehman Brothers Inc.
Legg Mason Wood Walker, Incorporated

Total

        The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below, unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares of common stock from AIP/BI LLC to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Bucyrus and AIP/BI LLC. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                          additional shares.

Paid by Bucyrus

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by AIP/BI LLC

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares of Class A common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

        At the request of Bucyrus, the underwriters are reserving up to             shares of the Class A common stock for sale at the initial public offering price to directors, officers, employees, family and friends, through a directed share program. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

        Bucyrus, AIP/BI LLC, Bucyrus' officers, directors and employee stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the final prospectus for this offering continuing through the date 180 days after the date of such prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be Bucyrus' historical performance, estimates of its business potential and earnings prospects, an assessment of its management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Application has been made to list the Class A common stock on the Nasdaq National Market under the symbol "BUCY."

        In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from AIP/BI LLC in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ NMS, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the date of the closing of this offering, will not offer or sell any Class A common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA,) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

        The Class A common stock may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The Class A common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the common stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        The prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares of common stock to the public in Singapore.

        Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

        Bucyrus estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

        Bucyrus, Holdings and AIP/BI have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters' obligations to purchase shares of Class A common stock in the offering are contingent upon, among other things, Bucyrus' entry into a new credit facility.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment and commercial banking services for Bucyrus, for which they received or will receive customary fees and expenses. An affiliate of Goldman, Sachs & Co., the lead manager of this offering, is the lead arranger and syndication agent for Bucyrus' new senior secured credit facility.

VALIDITY OF CLASS A COMMON STOCK

        The validity of the shares of Class A common stock being offered will be passed upon for Bucyrus by Skadden, Arps, Slate, Meagher & Flom LLP, New York, and for the Underwriters by Sullivan & Cromwell LLP, New York.

EXPERTS

Independent Auditors

        The consolidated financial statements of Bucyrus International, Inc. and subsidiaries as of and for the years ended December 31, 2003 and 2002, included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (i) the adoption on January 1, 2002, of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and (ii) the application of procedures relating to certain disclosures, adjustments and reclassifications of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which they have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications) and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of Bucyrus and our subsidiaries for the year ended December 31, 2001 were audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing. In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking recovery from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

Change in Independent Accountants

        On June 24, 2002, we filed a Current Report on Form 8-K (the "Current Report") to report the dismissal of Arthur Andersen LLP ("Andersen") as our independent public accountants and the engagement of Deloitte & Touche LLP to serve as our independent public accountants for the fiscal year ended December 31, 2002. This decision was approved by our Board of Directors. As reported in the Current Report (i) there were no disagreements between us and Andersen on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter in connection with Andersen's report on our consolidated financial statements for such years; and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock we are offering. This prospectus contains all information about Bucyrus International, Inc. and our Class A common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us.

        You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

        We currently file annual, quarterly and current reports and certain other information with the SEC. After we have completed this offering, we will continue to file such reports and information with the SEC and will, in addition, file proxy statements with the SEC. We intend to make these filings available on our website free of charge once this offering is completed. You may read and copy any reports, statements or other information on file at the SEC's public reference room. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's web site, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INDEX TO FINANCIAL STATEMENTS

Consolidated Condensed Statements of Operations for the three months ended March 31, 2003 and 2004	F-2
Consolidated Condensed Statements of Comprehensive Income (Loss) for the three months ended March 31, 2003 and 2004	F-3
Consolidated Condensed Balance Sheets as of December 31, 2003 and March 31, 2004	F-4
Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2003 and 2004	F-5
Notes to Consolidated Condensed Financial Statements	F-6
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003	F-17
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2001, 2002 and 2003	F-18
Consolidated Balance Sheets as of December 31, 2002 and 2003	F-19
Consolidated Statements of Common Shareholders' Investment (Deficit) for the years ended December 31, 2001, 2002 and 2003	F-21
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-22
Notes to Consolidated Financial Statements	F-24
Report of Independent Registered Public Accounting Firm	F-59
Report of Independent Public Accountants	F-61

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (Unaudited)

(Dollars in Thousands, Except Per Share Amounts)

	Quarters Ended March 31,
	2003	2004
Sales	$60,882	$97,128
Cost of products sold	46,324	77,471

Gross profit	14,558	19,657
Selling, general and administrative expenses	8,791	14,056
Research and development expenses	1,154	1,354
Amortization of intangible assets	412	412

Operating earnings	4,201	3,835
Interest expense	4,523	4,125
Other (income) expense—net	204	345

Loss before income taxes	(526)	(635)
Income tax expense	806	1,380

Net loss	$(1,332)	$(2,015)

Basic and diluted loss per share data:
Net loss per share	$(.12)	$(.17)
Weighted average shares	11,484,800	12,058,400

See notes to consolidated condensed financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS) (Unaudited)

(Dollars in Thousands)

	Quarters Ended March 31,
	2003	2004
Net loss	$(1,332)	$(2,015)
Other comprehensive income (loss)—
Foreign currency translation adjustments	1,576	(995)

Comprehensive income (loss)	$244	$(3,010)

See notes to consolidated condensed financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS (Unaudited)

(Dollars in Thousands, Except Per Share Amounts)

	December 31, 2003	March 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,075	$4,450
Receivables—net	73,111	60,603
Inventories	115,898	121,296
Prepaid expenses and other current assets	8,209	8,598

Total Current Assets	203,293	194,947
OTHER ASSETS:
Restricted funds on deposit	578	583
Goodwill	55,860	55,860
Intangible assets—net	35,724	35,312
Other assets	9,255	7,888

	101,417	99,643
PROPERTY, PLANT AND EQUIPMENT:
Cost	112,955	113,483
Less accumulated depreciation	(55,522)	(58,273)

	57,433	55,210

	$362,143	$349,800

LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$59,591	$59,475
Liabilities to customers on uncompleted contracts and warranties	19,030	9,131
Income taxes	4,314	4,977
Borrowings under senior secured revolving credit facility and other short-term obligations	37,420	35,318
Current maturities of long-term debt	376	317

Total Current Liabilities	120,731	109,218
LONG-TERM LIABILITIES:
Liabilities to customers on uncompleted contracts and warranties	800	800
Postretirement benefits	13,130	13,274
Deferred expenses, pension and other	32,449	32,427
Payable to American Industrial Partners	5,527	5,665
Interest payable to Holdings	25,810	23,660

	77,716	75,826
LONG-TERM DEBT, less current maturities (including $75,635 of Senior Notes held by Holdings)	153,973	153,895
COMMON SHAREHOLDERS' INVESTMENT (DEFICIT):
Common stock—par value $.01 per share, authorized 13,600,000 shares, issued 12,130,800 shares	121	121
Additional paid-in capital	149,472	153,620
Treasury stock—72,400 shares, at cost	(851)	(851)
Accumulated deficit	(104,783)	(106,798)
Accumulated other comprehensive loss	(34,236)	(35,231)

	9,723	10,861

	$362,143	$349,800

See notes to consolidated condensed financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)
(Dollars in Thousands)

	Quarters Ended March 31,
	2003	2004
Net Cash Provided By (Used In) Operating Activities	$(78)	$1,455

Cash Flows From Investing Activities
(Increase) decrease in restricted funds on deposit	72	(5)
Purchases of property, plant and equipment	(389)	(704)
Proceeds from sale of property, plant and equipment	15	8

Net cash used in investing activities	(302)	(701)

Cash Flows From Financing Activities
Net proceeds from (repayments of) revolving credit facilities	2,735	(2,365)
Net increase (decrease) in long-term debt and other bank borrowings	(480)	127
Payment of refinancing expenses	(976)	(166)

Net cash provided by (used in) financing activities	1,279	(2,404)

Effect of exchange rate changes on cash	86	25

Net increase (decrease) in cash and cash equivalents	985	(1,625)
Cash and cash equivalents at beginning of period	4,189	6,075

Cash and cash equivalents at end of period	$5,174	$4,450

Supplemental Disclosures of Cash Flow Information

	2003	2004
Cash paid during the period for:
Interest	$4,421	$7,836
Income taxes—net of refunds	702	661

See notes to consolidated condensed financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)

1.
In the opinion of Bucyrus International, Inc. (the "Company"), the consolidated condensed financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial results for the interim periods. Certain items are included in these statements based on estimates for the entire year. The Company's operations are classified as one operating segment. The Company is currently substantially wholly-owned by Bucyrus Holdings, LLC ("Holdings").

2.
Certain notes and other information have been condensed or omitted from these interim consolidated condensed financial statements. Therefore, these statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 and the related notes included elsewhere in this prospectus.

  On June 9, 2004, the Company effected an 8-for-1 stock split of its common stock. All references in the accompanying consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this stock split.

3.
Inventories consist of the following:

	December 31, 2003	March 31, 2004
	(Dollars in Thousands)
Raw materials and parts	$11,655	$11,451
Work in process	20,433	20,443
Finished products (primarily replacement parts)	83,810	89,402

	$115,898	$121,296

4.
Basic and diluted net loss per share of common stock were computed by dividing net loss by the weighted average number of shares of common stock outstanding. The shares outstanding used to compute the diluted loss per share for the quarters ended March 31, 2003 and 2004 exclude outstanding options to purchase 1,596,000 and 1,018,000 shares, respectively, of the Company's common stock. The options were excluded because their inclusion would have been antidilutive.

5.
The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The following table illustrates the effect on net loss and net loss per share as if the fair value-based method provided by SFAS 123 had been applied for all outstanding and unvested awards in each period:

	Quarters Ended March 31,
	2003	2004
	(Dollars in Thousands, Except Per Share Amounts)

Reported net loss	$(1,332)	$(2,015)
Add: Stock-based employee compensation expense recorded for stock options, net of related tax effects	—	4,148
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(72)	(4)

Pro forma net earnings (loss)	$(1,404)	$2,129

Net earnings (loss) per share of common stock:
As reported—basic and diluted	$(.12)	$(.17)
Pro forma:
Basic	(.12)	.18
Diluted	(.12)	.17
6.
Intangible assets consist of the following:

	December 31, 2003		March 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Dollars in Thousands)
Amortized intangible assets:
Engineering drawings	$25,500	$(7,994)	$25,500	$(8,312)
Bill of material listings	2,856	(895)	2,856	(931)
Software	2,288	(1,434)	2,288	(1,492)

	$30,644	$(10,323)	$30,644	$(10,735)

Unamortized intangible assets:
Trademarks/Trade names	$12,436		$12,436
Intangible pension asset	2,967		2,967

	$15,403		$15,403

The aggregate intangible amortization expense for the quarters ended March 31, 2004 and 2003 was $412,000. The estimated future amortization expense of intangible assets as of March 31, 2004 is as follows:

(Dollars in Thousands)
2004 (remaining nine months)	$1,235
2005	1,647
2006	1,647
2007	1,585
2008	1,418
2009	1,418
Future	10,959

$19,909

7.
The Company's operations and properties are subject to a broad range of federal, state, local and foreign laws and regulations relating to environmental matters, including laws and regulations governing discharges into the air and water, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at the Company's facilities and at off-site disposal locations. These laws are complex, change frequently and have tended to become more stringent over time. Future events, such as compliance with more stringent laws or regulations, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, could require additional expenditures by the Company, which may be material.

Environmental problems have not interfered in any material respect with the Company's manufacturing operations to date. The Company believes that its compliance with statutory requirements respecting environmental quality will not materially affect its capital expenditures, earnings or competitive position. The Company has an ongoing program to address any potential environmental problems. While no assurance can be given, the Company believes that expenditures for compliance and remediation will not have a material effect on its capital expenditures, results of operations or competitive position.

The Company recognizes the cost associated with its warranty policies on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for the quarters ended March 31, 2003 and 2004:

	Quarters Ended March 31,
	2003	2004
	(Dollars in Thousands)
Balance at January 1	$3,597	$4,311
Provision	263	1,256
Charges	(381)	(544)

Balance at March 31	$3,479	$5,023

  Product Liability

  The Company is normally subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business. The Company has insurance covering most of said claims, subject to varying deductibles up to $3,000,000, and has various limits of liability depending on the insurance policy year in question. It is the view of management that the final resolution of said claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on the Company's financial position, results of operations or cash flows, although no assurance to that effect can be given.

  Asbestos Liability

  The Company has been named as a co-defendant in approximately 290 personal injury liability cases alleging damages due to exposure to asbestos and other substances, involving approximately 1,478 plaintiffs. The cases are pending in courts in nine states. In all of these cases, insurance carriers have accepted or are expected to accept defense. These cases are in various pre-trial stages. The Company does not believe that costs associated with these matters will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

  Other Litigation

  A wholly-owned Australian subsidiary is a defendant in a suit in the Supreme Court of Queensland in Australia, brought on May 5, 2002, relating to a contractual claim. The plaintiff, pursuant to a contract with our subsidiary, agreed to erect a dragline sold by us to a customer for use at its mine site. The plaintiff asserts various contractual claims related to breach of contract damages and other remedies for approximately $Aus 3.6 million related to its contention that it is owed amounts for services rendered under the contract. Our subsidiary has asserted counterclaims against the plaintiff in connection with certain aspects of the work performed. We have established a reserve for our estimate of the resolution of this matter.

8.
Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the reporting of comprehensive income (loss) in addition to net income (loss) from operations. Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income (loss). The Company reports comprehensive income (loss) and accumulated other comprehensive loss which includes net loss, foreign currency translation adjustments and minimum pension liability adjustments. Information on accumulated other comprehensive loss is as follows:

	Cumulative Translation Adjustments	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss
	(Dollars in Thousands)
Balance at December 31, 2003	$(9,028)	$(25,208)	$(34,236)
Changes—Quarter ended March 31, 2004	(995)	—	(995)

Balance at March 31, 2004	$(10,023)	$(25,208)	$(35,231)

9.
The Company has several pension and retirement plans covering substantially all of its employees in the United States. The Company also provides certain health care benefit to age 65 and life insurance benefits for certain eligible retired United States employees.

  The components of net periodic pension cost consisted of the following:

	Quarters Ended March 31,
	2003	2004
	(Dollars in Thousands)
Service cost	$392	$443
Interest cost	1,269	1,310
Expected return on plan assets	(1,007)	(1,256)
Amortization of prior service cost	49	51
Amortization of actuarial loss	482	171

Net cost	$1,185	$719

  The components of other net periodic postretirement benefits cost (health care and life insurance) consisted of the following:

	Quarters Ended March 31,
	2003	2004
	(Dollars in Thousands)
Service cost	$136	$190
Interest cost	236	264
Amortization of prior service cost	(46)	(55)
Amortization of actuarial loss	58	91

Net cost	$384	$490

  During the first quarter of 2004, the Company contributed approximately $625,000 to its pension plans and $354,000 for the payment of benefits from its postretirement benefit plan. The Company presently anticipates contributing an additional $4,233,000 to its pension plans and $1,353,000 for the payment of benefits from its postretirement benefit plan during the remainder of 2004.

10.
The Company's payment obligations under its 9 3/4% Senior Notes due 2007 (the "Senior Notes") are guaranteed by certain of the Company's wholly-owned subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full, unconditional and joint and several. Separate financial statements of the Guarantor Subsidiaries are not presented because the Company's management has determined that they would not be material to investors. The following supplemental financial information sets forth, on an unconsolidated basis, statement of operations, balance sheet and statement of cash flow information for the Company (the "Parent Company"), for the Guarantor Subsidiaries and for the Company's non-guarantor subsidiaries (the "Other Subsidiaries"). The supplemental financial information reflects the investments of the Company in the Guarantor and Other Subsidiaries using the equity method of accounting. The Company has determined that it is not practicable to allocate goodwill, intangible assets and deferred income taxes to the Guarantor Subsidiaries and Other Subsidiaries. Parent Company amounts for net earnings (loss) and common shareholders' investment differ from consolidated amounts as intercompany profit in subsidiary inventory has not been eliminated in the Parent Company statement but has been eliminated in the Consolidated Totals.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
QUARTER ENDED MARCH 31, 2003
(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Sales	$34,975	$7,550	$33,429	$(15,072)	$60,882
Cost of products sold	26,240	7,936	26,712	(14,564)	46,324

Gross profit (loss)	8,735	(386)	6,717	(508)	14,558
Selling, general and administrative expenses	3,434	546	4,862	(51)	8,791
Research and development expenses	1,154	—	—	—	1,154
Amortization of intangible assets	412	—	—	—	412

Operating earnings (loss)	3,735	(932)	1,855	(457)	4,201
Interest expense	4,751	333	1,286	(1,847)	4,523
Other (income) expense—net	(1,301)	—	(342)	1,847	204

Earnings (loss) before income taxes and equity in net earnings of consolidated subsidiaries	285	(1,265)	911	(457)	(526)
Income taxes	167	6	633	—	806

Earnings (loss) before equity in net loss of consolidated subsidiaries	118	(1,271)	278	(457)	(1,332)
Equity in net loss of consolidated subsidiaries	(993)	—	—	993	—

Net earnings (loss)	$(875)	$(1,271)	$278	$536	$(1,332)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
QUARTER ENDED MARCH 31, 2004
(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Sales	$61,142	$12,540	$46,114	$(22,668)	$97,128
Cost of products sold	46,854	11,696	40,866	(21,945)	77,471

Gross profit	14,288	844	5,248	(723)	19,657
Selling, general and administrative expenses	9,163	612	4,354	(73)	14,056
Research and development expenses	1,354	—	—	—	1,354
Amortization of intangible assets	412	—	—	—	412

Operating earnings	3,359	232	894	(650)	3,835
Interest expense	4,338	339	540	(1,092)	4,125
Other (income) expense—net	(397)	—	(350)	1,092	345

Earnings (loss) before income taxes and equity in net loss of consolidated subsidiaries	(582)	(107)	704	(650)	(635)
Income tax expense	341	3	1,036	—	1,380

Loss before equity in net loss of consolidated subsidiaries	(923)	(110)	(332)	(650)	(2,015)
Equity in net loss of consolidated subsidiaries	(442)	—	—	442	—

Net loss	$(1,365)	$(110)	$(332)	$(208)	$(2,015)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED BALANCE SHEET
DECEMBER 31, 2003
(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$16	$7,222	$(1,163)	$6,075
Receivables—net	24,325	8,687	39,335	764	73,111
Intercompany receivables	84,418	632	31,833	(116,883)	—
Inventories	58,405	5,980	60,132	(8,619)	115,898
Prepaid expenses and other current assets	1,722	56	6,431	—	8,209

Total Current Assets	168,870	15,371	144,953	(125,901)	203,293
OTHER ASSETS:
Restricted funds on deposit	245	—	333	—	578
Goodwill	55,660	—	200	—	55,860
Intangible assets—net	35,724	—	—	—	35,724
Other assets	7,184	—	2,071	—	9,255
Investment in subsidiaries	26,618	—	—	(26,618)	—

	125,431	—	2,604	(26,618)	101,417
PROPERTY, PLANT AND EQUIPMENT—net	39,701	6,028	11,704	—	57,433

	$334,002	$21,399	$159,261	$(152,519)	$362,143

LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$39,929	$2,584	$17,097	$(19)	$59,591
Intercompany payables	—	29,311	88,178	(117,489)	—
Liabilities to customers on uncompleted contracts and warranties	11,522	628	6,880	—	19,030
Income taxes	478	45	3,791	—	4,314
Borrowings under senior secured revolving credit facility and other short-term obligations	37,420	—	—	—	37,420
Current maturities of long-term debt	—	49	327	—	376

Total Current Liabilities	89,349	32,617	116,273	(117,508)	120,731
LONG-TERM LIABILITIES:
Liabilities to customers on uncompleted contracts and warranties	800	—	—	—	800
Postretirement benefits	12,801	—	329	—	13,130
Deferred expenses, pension and other	31,599	397	453	—	32,449
Payable to American Industrial Partners	5,527	—	—	—	5,527
Interest payable to Holdings	25,810	—	—	—	25,810

	76,537	397	782	—	77,716
LONG-TERM DEBT, less current maturities (including $75,635 of Senior Notes held by Holdings)	150,000	1,176	2,797	—	153,973
COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)	18,116	(12,791)	39,409	(35,011)	9,723

	$334,002	$21,399	$159,261	$(152,519)	$362,143

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED BALANCE SHEET
MARCH 31, 2004
(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$15	$4,435	$—	$4,450
Receivables—net	21,498	8,519	29,822	764	$60,603
Intercompany receivables	83,867	1,650	30,067	(115,584)	—
Inventories	59,878	6,699	58,232	(3,513)	121,296
Prepaid expenses and other current assets	2,046	161	6,391	—	8,598

Total Current Assets	167,289	17,044	128,947	(118,333)	194,947
OTHER ASSETS:
Restricted funds on deposit	245	—	338	—	583
Goodwill	55,660	—	200	—	55,860
Intangible assets—net	35,312	—	—	—	35,312
Other assets	5,729	—	2,159	—	7,888
Investment in subsidiaries	25,394	—	—	(25,394)	—

	122,340	—	2,697	(25,394)	99,643
PROPERTY, PLANT AND EQUIPMENT—net	38,164	5,806	11,240	—	55,210

	$327,793	$22,850	$142,884	$(143,727)	$349,800

LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$41,777	$2,959	$14,939	$(200)	$59,475
Intercompany payables	653	30,251	76,069	(106,973)	—
Liabilities to customers on uncompleted contracts and warranties	3,370	628	5,133	—	9,131
Income taxes	559	46	4,372	—	4,977
Borrowings under senior secured revolving credit facility and other short-term obligations	35,055	—	263	—	35,318
Current maturities of long-term debt	—	48	269	—	317

Total Current Liabilities	81,414	33,932	101,045	(107,173)	109,218
LONG-TERM LIABILITIES:
Liabilities to customers on uncompleted contracts and warranties	800	—	—	—	800
Postretirement benefits	12,952	—	322	—	13,274
Deferred expenses, pension and other	31,281	654	492	—	32,427
Payable to American Industrial Partners	5,665	—	—	—	5,665
Interest payable to Holdings	23,660	—	—	—	23,660

	74,358	654	814	—	78,826
LONG-TERM DEBT, less current maturities	150,000	1,165	2,730	—	153,895
COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)	22,021	(12,901)	38,295	(36,554)	10,861

	$327,793	$22,850	$142,884	$(143,727)	$349,800

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
QUARTER ENDED MARCH 31, 2003
(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net Cash Provided By (Used In) Operating Activities	$(1,602)	$191	$1,333	$—	$(78)

Cash Flows From Investing Activities
Decrease in restricted funds on deposit	23	—	49	—	72
Purchases of property, plant and equipment	(120)	(1)	(268)	—	(389)
Proceeds from sale of property, plant and equipment	3	2	10	—	15

Net cash provided by (used in) investing activities	(94)	1	(209)	—	(302)

Cash Flows From Financing Activities
Proceeds from revolving credit facilities	2,735	—	—	—	2,735
Net decrease in other long-term debt and bank borrowings	(63)	(11)	(406)	—	(480)
Payment of refinancing expenses	(976)	—	—	—	(976)

Net cash provided by (used in) financing activities	1,696	(11)	(406)	—	1,279

Effect of exchange rate changes on cash	—	—	86	—	86

Net increase in cash and cash equivalents	—	181	804	—	985
Cash and cash equivalents at beginning of period	—	24	4,165	—	4,189

Cash and cash equivalents at end of period	$—	$205	$4,969	$—	$5,174

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
QUARTER ENDED MARCH 31, 2004
(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net Cash Provided By (Used In) Operating Activities	$3,058	$11	$(2,777)	$1,163	$1,455

Cash Flows From Investing Activities
Increase in restricted funds on deposit	—	—	(5)	—	(5)
Purchases of property, plant and equipment	(533)	(3)	(168)	—	(704)
Proceeds from sale of property, plant and equipment	6	2	—	—	8

Net cash provided by (used in) investing activities	(527)	1	(173)	—	(701)

Cash Flows From Financing Activities
Payments of revolving credit facilities	(2,365)	—	—	—	(2,365)
Net decrease in other long-term debt and bank borrowings	—	(11)	138	—	127
Payment of refinancing expenses	(166)	—	—	—	(166)

Net cash provided by (used in) financing activities	(2,531)	(11)	138	—	(2,404)

Effect of exchange rate changes on cash	—	—	25	—	25

Net increase (decrease) in cash and cash equivalents	—	(1)	(2,787)	1,163	(1,625)
Cash and cash equivalents at beginning of period	—	16	7,222	(1,163)	6,075

Cash and cash equivalents at end of period	$—	$15	$4,435	$—	$4,450

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Amounts)

	Years Ended December 31,
	2001	2002	2003
Sales	$290,576	$289,598	$337,695
Cost of products sold	243,791	233,516	268,162

Gross profit	46,785	56,082	69,533
Selling, general and administrative expenses	30,806	32,214	42,747
Research and development expenses	5,900	6,512	4,594
Amortization of intangible assets	4,292	1,647	1,647

Operating earnings	5,787	15,709	20,545
Interest expense	20,885	18,672	17,687
Other (income) expense—net	(8,045)	2,776	856

Earnings (loss) before income taxes	(7,053)	(5,739)	2,002
Income tax expense	3,410	5,047	5,583

Net loss	$(10,463)	$(10,786)	$(3,581)

Basic and diluted loss per share data:
Net loss per share	$(.91)	$(.94)	$(.31)
Weighted average shares	11,484,800	11,484,800	11,710,312

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in Thousands)

	Years Ended December 31,
	2001	2002	2003
Net loss	$(10,463)	$(10,786)	$(3,581)

Other comprehensive income (loss):
Foreign currency translation adjustments	(6,300)	(569)	15,586
Minimum pension liability adjustment	(15,245)	(13,948)	3,985

Other comprehensive income (loss)	(21,545)	(14,517)	19,571

Comprehensive income (loss)	$(32,008)	$(25,303)	$15,990

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,189	$6,075
Receivables—net	52,770	73,111
Inventories	114,312	115,898
Prepaid expenses and other current assets	6,186	8,209

Total Current Assets	177,457	203,293
OTHER ASSETS:
Restricted funds on deposit	1,485	578
Goodwill	55,860	55,860
Intangible assets—net	37,662	35,724
Other assets	11,935	9,255

	106,942	101,417
PROPERTY, PLANT AND EQUIPMENT:
Land	1,850	2,114
Buildings and improvements	7,395	9,913
Machinery and equipment	97,320	100,928
Less accumulated depreciation	(44,086)	(55,522)

	62,479	57,433

	$346,878	$362,143

	December 31,
	2002	2003
LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$59,216	$59,591
Liabilities to customers on uncompleted contracts and warranties	7,850	19,030
Income taxes	3,443	4,314
Borrowings under senior secured revolving credit facility and other short-term obligations	495	37,420
Current maturities of long-term debt	431	376

Total Current Liabilities	71,435	120,731
LONG-TERM LIABILITIES:
Liabilities to customers on uncompleted contracts and warranties	2,000	800
Postretirement benefits	12,751	13,130
Deferred expenses, pension and other	38,219	32,449
Payable to American Industrial Partners	4,364	5,527
Interest payable to Holdings	18,436	25,810

	75,770	77,716
LONG-TERM DEBT, less current maturities (includes $75,635 of Senior Notes held by Holdings)	207,804	153,973
COMMITMENTS AND CONTINGENCIES—Note O
COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)
Common stock—par value $.01 per share, authorized 13,600,000 shares, issued 11,557,200 and 12,130,800 shares, respectively	116	121
Additional paid-in capital	147,613	149,472
Treasury stock, at cost—72,400 shares	(851)	(851)
Accumulated deficit	(101,202)	(104,783)
Accumulated other comprehensive loss	(53,807)	(34,236)

	(8,131)	9,723

	$346,878	$362,143

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)

(Dollars in Thousands)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Other Comprehensive Loss
Balance at January 1, 2001	$14	$144,451	$(851)	$(79,953)	$(17,745)
Capital contributions from Bucyrus Holdings, LLC	—	3,264	—	—	—
Net loss	—	—	—	(10,463)	—
Translation adjustments	—	—	—	—	(6,300)
Minimum pension liability adjustment	—	—	—	—	(15,245)

Balance at December 31, 2001	14	147,715	(851)	(90,416)	(39,290)
Net loss	—	—	—	(10,786)	—
Translation adjustments	—	—	—	—	(569)
Minimum pension liability adjustment	—	—	—	—	(13,948)

Balance at December 31, 2002	14	147,715	(851)	(101,202)	(53,807)
Issuance of common stock (573,600 shares)	1	71	—	—	—
Stock compensation	—	1,792	—	—	—
Net loss	—	—	—	(3,581)	—
Translation adjustments	—	—	—	—	15,586
Minimum pension liability adjustment	—	—	—	—	3,985

Balance at December 31, 2003	$15	$149,578	$(851)	$(104,783)	$(34,236)

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Years Ended December 31,
	2001	2002	2003
Cash Flows From Operating Activities
Net loss	$(10,463)	$(10,786)	$(3,581)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	11,240	10,666	10,831
Amortization	5,414	4,748	2,888
Stock compensation expense	—	—	1,792
Loss on sale of property, plant and equipment	750	655	626
Gain on sale of The Principal Financial Group shares	(8,704)	—	—
Changes in assets and liabilities:
Receivables	3,860	1,329	(13,247)
Inventories	(5,843)	(10,953)	8,558
Other current assets	(12)	(825)	86
Other assets	(1,431)	1,004	1,701
Current liabilities other than income taxes, short-term obligations and current maturities of long-term debt	157	9,618	6,846
Income taxes	(546)	2,186	299
Long-term liabilities other than deferred income taxes	4,269	2,063	6,139

Net cash provided by (used in) operating activities	(1,309)	9,705	22,938

Cash Flows From Investing Activities
(Increase) decrease in restricted funds on deposit	(32)	(903)	907
Proceeds from sale of The Principal Financial Group shares	5,730	2,974	—
Purchases of property, plant and equipment	(4,127)	(5,457)	(4,578)
Proceeds from sale of property, plant and equipment	536	745	368
Net proceeds from sale and leaseback transaction	—	6,657	—
Purchase of Bennett & Emmott (1986) Ltd.	—	(200)	—

Net cash provided by (used in) investing activities	2,107	3,816	(3,303)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in Thousands)

	Years Ended December 31,
	2001	2002	2003
Cash Flows From Financing Activities
Net repayments of revolving credit facilities	(1,052)	(14,809)	(16,603)
Net increase (decrease) in other bank borrowings	271	(71)	(494)
Proceeds from issuance of long-term debt	1,237	925	—
Payment of long-term debt	(1,641)	(801)	(439)
Payment of refinancing expenses	—	(2,047)	(1,526)
Proceeds from issuance of common stock	—	—	72
Capital contribution from Bucyrus Holdings, LLC	1,093	—	—

Net cash used in financing activities	(92)	(16,803)	(18,990)

Effect of exchange rate changes on cash	(436)	253	1,241

Net increase (decrease) in cash and cash equivalents	270	(3,029)	1,886
Cash and cash equivalents at beginning of year	6,948	7,218	4,189

Cash and cash equivalents at end of year	$7,218	$4,189	$6,075

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$14,297	$11,258	$10,350
Income taxes—net of refunds	1,522	2,749	6,524

Supplemental Schedule of Non-Cash Investing and Financing Activities

        On March 20, 2001, the Company recorded an equity contribution from Bucyrus Holdings, LLC ("Holdings"), the Company's parent, and a corresponding reduction in interest payable to Holdings, in the amount of $2,171,000, which represented accrued interest as of June 30, 2000 on the 9 3/4% Senior Notes due 2007 acquired by Holdings.

See notes to consolidated financial statements.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—SUMMARY OF ACCOUNTING POLICIES

  Nature of Operations

        Bucyrus International, Inc. (the "Company"), a majority-owned subsidiary of Bucyrus Holdings, LLC ("Holdings"), is a Delaware corporation and a leading manufacturer of surface mining equipment, principally draglines, electric mining shovels and large rotary blasthole drills. Major markets for the surface mining industry are copper, coal, oil sands and iron ore. The Company also has a comprehensive aftermarket business that includes replacement parts, maintenance and other services. The largest markets for the Company's products and services are in Australia, Canada, China, India, South Africa, South America and the United States.

        The Company currently purchases alternating current drives and other electrical parts, an important component of its equipment, from Siemens Energy & Automation, Inc. ("Siemens"). The loss of Siemens, the Company's only sole source supplier, could cause a delay in manufacturing and a possible loss of sales, which could have a material adverse effect on the Company's business.

  Basis of Presentation and Use of Estimates

        The consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 were prepared under a basis of accounting that reflects the fair value of the assets acquired and liabilities assumed, and the related expenses and all debt incurred, in connection with the acquisition of the Company by Holdings in 1997.

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  Principles of Consolidation

        The consolidated financial statements include the accounts of all subsidiaries. All significant intercompany transactions, profits and accounts have been eliminated.

  Cash Equivalents

        All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. The carrying value of these investments approximates fair value.

  Restricted Funds on Deposit

        Restricted funds on deposit represent cash and temporary investments used to support the issuance of standby letters of credit and other obligations. The carrying value of these funds approximates fair value.

  Inventories

        Inventories are stated at lower of cost (first-in, first-out method) or net realizable value. The cost of finished goods and work in progress includes the cost of raw materials, other direct costs and production overheads. Net realizable value is the estimate of the selling price in the ordinary course of business, less the cost of completion and selling. Provision is made to reduce the cost to net realizable value for obsolete and slow-moving inventories. Advances from customers are netted against inventories to the extent of related accumulated costs. Advances in excess of related costs and earnings on uncompleted contracts are classified as a liability to customers. Advances netted against inventory costs were zero at December 31, 2003 and 2002.

  Goodwill and Intangible Assets

        Goodwill and intangible assets are being accounted for in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") (see Note D).

        Intangible assets consist of engineering drawings, bill-of-material listings, software, trademarks and trade names. At December 31, 2002 and 2003, intangible assets also included $3,259,000 and $2,967,000, respectively, related to an adjustment to record an additional minimum pension liability (see Note J).

        Historically, the cost of goodwill and other intangible assets have been amortized to expense on a straight line basis over the estimated periods benefited, which ranged from 10 to 30 years.

  Property, Plant and Equipment

        Depreciation is provided over the estimated useful lives of respective assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. Estimated useful lives used for financial reporting purposes range from ten to forty years for buildings and improvements and three to seventeen years for machinery and equipment.

  Impairment of Long-Lived Assets

        The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of property, plant and equipment and intangible assets with finite lives may warrant revision or that the remaining balance of each may not be recoverable. The Company accounts for any impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

  Foreign Currency Translation

        The assets and liabilities of foreign subsidiaries are translated into U.S. dollars using year-end exchange rates. Sales and expenses are translated at average rates during the year. Adjustments resulting from this translation are deferred and reflected as a separate component of Common Shareholders' Investment. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses in the Consolidated Statements of Operations. Transaction losses totaled $780,000, $1,022,000 and $783,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Transaction gains and losses on intercompany advances to foreign subsidiaries for which settlement is not planned or anticipated in the foreseeable future are deferred and reflected as a component of Common Shareholders' Investment (Deficit).

  Comprehensive Income (Loss)

        Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the reporting of comprehensive income (loss) in addition to net income (loss) from operations. Comprehensive income (loss) is a more inclusive financial reporting method that includes disclosure of financial information that historically has not been recognized in the calculation of net income (loss). The Company reports comprehensive income (loss) and accumulated other comprehensive loss, which encompasses net loss, foreign currency translation adjustments and minimum pension liability adjustments, in the Consolidated Statements of Common Shareholders' Investment (Deficit). Information on accumulated other comprehensive loss is as follows:

	Cumulative Translation Adjustments	Minimum Pension Liability Adjustments	Accumulated Other Comprehensive Loss
	(Dollars in Thousands)
Balance at January 1, 2001	$(17,745)	$—	$(17,745)
Changes—Year ended December 31, 2001	(6,300)	(15,245)	(21,545)

Balance at December 31, 2001	(24,045)	(15,245)	(39,290)
Changes—Year ended December 31, 2002	(569)	(13,948)	(14,517)

Balance at December 31, 2002	(24,614)	(29,193)	(53,807)
Changes—Year ended December 31, 2003	15,586	3,985	19,571

Balance at December 31, 2003	$(9,028)	$(25,208)	$(34,236)

  Revenue Recognition

        Revenue from long-term sales contracts, such as for the manufacture of Company machines, is recognized using the percentage-of-completion method prescribed by SOP No. 81-1 due to the length of time to fully manufacture and assemble the Company's machines. The Company measures revenue recognized based on the ratio of estimated costs incurred to date in relation to total costs to be incurred. The percentage-of-completion method of accounting for these contracts most accurately reflects the status of these uncompleted contracts in the Company's financial statements and most accurately measures the matching of revenues with expenses. The Company also has long-term maintenance and repair contracts with customers. Under these contracts, the Company provides all replacement parts, regular maintenance services and necessary repairs for the excavation equipment at a particular mine with an on-site support team. In addition, some of these contracts call for Company personnel to operate the equipment being serviced. The customer is billed monthly and a liability for deferred revenues is recorded if payments received exceed revenues recognized. At the time a loss on a contract becomes known, the amount of the estimated loss is recognized in the consolidated financial statements. Revenue from all other types of sales, primarily sales of aftermarket parts, net of estimated returns and allowances, is recognized in conformity with Staff Accounting Bulletin No. 104, when all of the following circumstances are satisfied: persuasive evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured, and delivery has occurred or services have been rendered. Criteria for revenue recognition is generally met at the time products are shipped, as the terms are FOB shipping point.

        Included in the current portion of liabilities to customers on uncompleted contracts and warranties are advances in excess of related costs and earnings on uncompleted contracts of $4,201,000 and $14,226,000 at December 31, 2002 and 2003, respectively.

  Warranty

        Sales of the Company's products generally carry typical manufacturers' warranties, the majority of which cover products for one year, based on terms that are generally accepted in the marketplace. The Company records provisions for estimated warranty and other related costs at the time of sale based on historical warranty loss experience and periodically adjusts these provisions to reflect actual experience.

  Shipping and Handling Fees and Costs

        Revenue received from shipping and handling fees is reflected in sales. Shipping fee revenue was insignificant for all periods presented. Shipping and handling costs are included in cost of products sold.

  Financial Instruments

        Based on Company estimates, the carrying amounts of cash equivalents, receivables, accounts payable, accrued liabilities and variable rate debt approximated fair value at December 31, 2002 and 2003. The Company's Senior Notes (see Note G) with a carrying value of $150,000,000 were bid at 40% at December 31, 2002. There were no bids for the Senior Notes at December 31, 2003. Accordingly, the fair value of the Senior Notes was based on the market value of debt with similar maturities. Based on all available information, management believes the fair value of the Senior Notes was $60,000,000 and $150,000,000 at December 31, 2002, and 2003, respectively.

  Derivative Financial Instruments

        The Company has entered into foreign exchange forward contracts in order to manage and preserve the economic value of cash flows in non-functional currencies. At December 31, 2003, the Company has financial contracts outstanding to purchase 5,658,000 Australian dollars at a total price of $3,865,000 and to purchase 700,000 euro at a total price of $815,000. Based upon year-end exchange rates, the outstanding contracts are recorded at fair value. The Company conducts its business on a multinational basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities and expected inventory purchases. Derivative instruments that are utilized to hedge the foreign currency risk associated with anticipated inventory purchases in foreign currencies are designated as cash-flow hedges. Gains and losses on these instruments, to the extent that they have been effective, are deferred in other comprehensive income and recognized in earnings when the related inventory is sold. Ineffectiveness related to these hedge relationships is recognized currently in the Statements of Operations and was not significant. The maturity of these instruments does not exceed twelve months.

        The effective portion of changes in the fair value of the derivatives is recorded in other comprehensive income and is recognized in the Statements of Operations when the hedge item effects earnings.

        The Company also uses natural hedges to mitigate risks associated with foreign currency exposures. For example, oftentimes the Company has non-functional currency denominated receivables from customers for which the exposure is partially mitigated by a corresponding non-functional currency payable to a vendor.

  Accounting for Stock Options

        The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

        The following table illustrates the effect on net loss and net loss per share as if the fair value-based method provided by SFAS 123 had been applied for all outstanding and unvested awards in each period:

	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands, Except Per Share Amounts)
Reported net loss	$(10,463)	$(10,786)	$(3,581)
Add: Stock-based employee compensation expense recorded for stock options, net of related tax effects	—	—	1,792
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(258)	(283)	(118)

Pro forma net loss	$(10,721)	$(11,069)	$(1,907)

Net loss per share of common stock (basic and diluted):
As reported	$(.91)	$(.94)	$(.31)
Pro forma	(.93)	(.96)	(.16)

  New Accounting Pronouncement

        The Financial Accounting Standards Board ("FASB") staff has issued a FASB Staff Position which defers any accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 and requires additional disclosures pending further consideration of the underlying accounting issues. The Company provides certain health care benefits only until age 65. Therefore, accounting for the Medicare Prescription Drug, Improvement and Modernization Act of 2003 is not expected to have a material effect on the Company's consolidated financial position, results of operations and cash flows.

  Reclassifications

        Certain line item reclassifications have been made to the 2001 and 2002 Consolidated Statements of Operations to conform to the 2003 presentation.

  Subsequent Event

        On June 9, 2004, the Company effected an 8-for-1 stock split of its common stock. All references in the accompanying consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this stock split.

NOTE B—RECEIVABLES

        Receivables at December 31, 2002 and 2003 include $2,896,000 and $8,033,000, respectively, of revenues from long-term contracts which were not billable at that date. Billings on long-term contracts are made in accordance with the terms as defined in the individual contracts. The unbilled receivables are for contracts that were near completion as of the balance sheet dates and collection of amounts due was scheduled to be within the next twelve months.

        Current receivables are reduced by an allowance for losses of $1,158,000 and $1,472,000 at December 31, 2002 and 2003, respectively.

NOTE C—INVENTORIES

        Inventories consist of the following:

	December 31,
	2002	2003
	(Dollars in Thousands)
Raw materials and parts	$15,509	$11,655
Work in process	17,817	20,433
Finished products (primarily replacement parts)	80,986	83,810

	$114,312	$115,898

NOTE D—GOODWILL AND INTANGIBLE ASSETS

        The Company adopted SFAS 142 on January 1, 2002. SFAS 142 establishes accounting and reporting standards associated with goodwill and other intangible assets. Goodwill is no longer subject to amortization, but instead is subject to an evaluation for impairment at least annually by applying a two-step fair-value-based test. Additionally, intangible assets with indefinite lives are also no longer amortized but are subject to an evaluation for impairment at least annually by applying a lower-of-cost-or-market test. Intangible assets with finite lives continue to be amortized over a period of 10 to 20 years. For goodwill, the fair value of the Company's reporting units exceeds the carrying amounts and an impairment charge is not required. The Company also completed an impairment analysis of its indefinite life intangible assets in accordance with the provisions of SFAS 142 and determined that an impairment charge is not required. The following table summarizes the effects of SFAS 142 on the Company's net loss and loss per share for the periods presented:

	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands, Except Per Share Amounts)
Reported net loss	$(10,463)	$(10,786)	$(3,581)
Goodwill amortization, net of tax	2,162	—	—
Trademarks/Trade names amortization, net of tax	483	—	—

Adjusted net loss	$(7,818)	$(10,786)	$(3,581)

Basic and diluted loss per share:
Reported net loss	$(.91)	$(.94)	$(.31)
Goodwill amortization	.19	—	—
Trademarks/Trade names amortization	.04	—	—

Adjusted net loss per share	$(.68)	$(.94)	$(.31)

        Intangible assets consist of the following:

	December 31, 2002			December 31, 2003
	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization
	(years)	(Dollars in Thousands)		(years)	(Dollars in Thousands)
Amortized intangible assets:
Engineering drawings	20	$25,500	$(6,719)	20	$25,500	$(7,994)
Bill of material listings	20	2,856	(752)	20	2,856	(895)
Software	10	2,288	(1,206)	10	2,288	(1,434)

		$30,644	$(8,677)		$30,644	$(10,323)

Unamortized intangible assets:
Trademarks/Trade names		$12,436			$12,436
Intangible pension asset		3,259			2,967

		$15,695			$15,403

        The aggregate intangible amortization expense for the years ended December 31, 2001, 2002 and 2003 was $4,292,000, $1,647,000 and $1,647,000, respectively. The estimated future amortization expense of intangible assets is as follows:

(Dollars in Thousands)
2004	$1,647
2005	1,647
2006	1,647
2007	1,585
2008	1,418
Future	12,377

$20,321

NOTE E—SALE AND LEASEBACK

        On January 4, 2002, the Company completed a sale and leaseback transaction for a portion of its land and buildings in South Milwaukee, Wisconsin. The Company is leasing back the property under an operating lease over a period of twenty years with options for renewals. Net proceeds received from this transaction were $7,157,000 less $500,000 required as a security deposit. No gain was recognized on this transaction.

NOTE F—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following:

	December 31,
	2002	2003
	(Dollars in Thousands)
Trade accounts payable	$30,607	$31,059
Wages and salaries	5,917	7,589
Pension	3,706	2,819
Other	18,986	18,124

	$59,216	$59,591

NOTE G—LONG-TERM DEBT AND FINANCING ARRANGEMENTS

        Long-term debt consists of the following:

	December 31,
	2002	2003
	(Dollars in Thousands)
9 3/4% Senior Notes due 2007	$150,000	$150,000
Senior secured revolving credit facility	54,023	—
Mortgage loan at Bucyrus Canada Limited	2,178	2,536
Other	2,034	1,813

	208,235	154,349
Less current maturities of long-term debt	(431)	(376)

	$207,804	$153,973

        The Company has outstanding $150,000,000 of 9 3/4% Senior Notes due 2007 (the "Senior Notes") which were issued pursuant to an indenture among the Company, certain of its wholly-owned domestic subsidiaries (the "Guarantor Subsidiaries"), and BNY Midwest Trust Company, as Trustee (the "Senior Notes Indenture"). The Senior Notes mature on September 15, 2007 and interest thereon is payable each March 15 and September 15. During 2000, Holdings acquired $75,635,000 of the Company's $150,000,000 issue of Senior Notes. Holdings had agreed as a part of the Loan and Security Agreement (see below) and a previous credit agreement to defer the receipt of interest on these Senior Notes during the life of the agreements. However, in connection with an amendment of the Loan and Security Agreement on November 13, 2003, Holdings is permitted to receive the interest payable on the Senior Notes held by them on March 15, 2004 and September 15, 2004. The Company must use the proceeds of the $7,400,000 term loan portion of the Loan and Security Agreement to make the March 15, 2004 and September 15, 2004 interest payments with respect to the Senior Notes held by Holdings. The amendment of the Loan and Security Agreement also allows Holdings to sell or transfer any of the Senior Notes held by it, subject to certain restrictions. At December 31, 2002 and 2003, $18,436,000 and $25,810,000, respectively, of interest was accrued and payable to Holdings.

        An amendment to a previous credit agreement dated March 20, 2001 required Holdings to contribute to equity of the Company a portion of the accrued interest. As a result, on March 20, 2001, the Company recorded an equity contribution from Holdings and a corresponding reduction in interest payable to Holdings in the amount of $2,171,000, which represented accrued interest as of June 30, 2000 on the Senior Notes acquired by Holdings.

        The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and the Guarantor Subsidiaries to: (i) incur additional indebtedness; (ii) pay any dividends or make any other distributions with respect to capital stock; (iii) make certain investments; (iv) use the proceeds of the sale of certain assets; (v) enter into certain transactions with affiliates; (vi) create liens; (vii) enter into certain sale and leaseback transactions; (viii) enter into certain mergers and consolidations or a sale of substantially all of its assets; and (ix) prepay the Senior Notes. Such covenants are subject to important qualifications and limitations. At December 31, 2003, the Company was in compliance with these covenants.

        The Company has a Loan and Security Agreement with GMAC Commercial Finance, LLC (the "Loan and Security Agreement") which provides the Company with an $74,500,000 senior secured revolving credit facility. The Loan and Security Agreement was amended on November 13, 2003 to provide an additional $7,400,000 senior secured term loan to enable the Company to pay certain interest during 2004 on its Senior Notes as discussed previously. The Loan and Security Agreement, as amended, expires on January 8, 2005. Outstanding borrowings under the senior secured revolving credit facility portion of the Loan and Security Agreement bear interest equal to either the prime rate plus an applicable margin (2% to 2.25%) or LIBOR plus an applicable margin (3.5% to 3.75%) and are subject to a borrowing base formula based on receivables and inventory. Borrowings under the term loan portion bear interest equal to either the prime rate plus 1.5% or LIBOR plus 2.5%. Borrowings outstanding at December 31, 2002 and 2003 were $54,023,000, and $37,420,000 respectively, at a weighted average interest rate of 6.3% and 4.9%, respectively. The borrowings at December 31, 2002 were classified as long-term debt and the borrowings at December 31, 2003 were classified as a current liability due to anticipated cash flows in 2004. The average borrowings under the Loan and Security Agreement (and a previous credit agreement) during 2002 was $61,628,000 at a weighted average interest rate of 5.9%, and the maximum borrowing outstanding was $69,333,000. The average borrowings under the Loan and Security Agreement during 2003 was $49,920,000 at a weighted average interest rate of 5.2%, and the maximum borrowing outstanding was $60,258,000. Substantially all of the domestic assets of the Company (excluding real property) and the receivables and inventory of the Company's Canadian subsidiary are pledged as collateral under the Loan and Security Agreement. In addition, all outstanding capital stock of the Company and its domestic subsidiaries as well as 65% of the capital stock of the Company's foreign subsidiaries are pledged as collateral. The Loan and Security Agreement contains covenants which, among other things, require the Company to maintain certain financial ratios and minimum levels of EBITDA, as defined. At December 31, 2003, the Company was in compliance with these covenants. At December 31, 2003, the amount available for borrowings under the revolving portion of the Loan and Security Agreement, net of mandatory reserves, was $18,164,000.

        At December 31, 2002 and 2003, there were $2,199,000 and $7,744,000, respectively, of standby letters of credit outstanding under all Company bank facilities.

        On April 30, 2002, Bucyrus Canada Limited, a wholly-owned subsidiary of the Company, entered into a C$3,510,000 mortgage loan. The term of the mortgage loan is 15 years at an initial rate of 7.55% which is fixed for the first five years. The balance outstanding at December 31, 2002 and 2003 was C$3,425,000 and C$3,287,000, respectively. The mortgage loan is collateralized by the land, buildings and certain building attachments owned by Bucyrus Canada Limited. The net book value of this collateral at December 31, 2003 was C$4,129,000. The mortgage loan contains a number of financial covenants which, among other items, require Bucyrus Canada Limited to maintain certain financial ratios on an annual basis. At December 31, 2003, Bucyrus Canada Limited was in compliance with all applicable covenants.

        Maturities of long-term debt are as follows for each of the next five years:

(Dollars in Thousands)
2004	$376
2005	389
2006	350
2007	150,205
2008	220

NOTE H—COMMON SHAREHOLDERS' INVESTMENT

        In 2001, Holdings made capital contributions to the Company in the amount of $1,093,000 of cash and $2,171,000 of accrued interest on Senior Notes owned by Holdings (see Note G).

        In 1998, the Company's Board of Directors adopted the Bucyrus International, Inc. 1998 Management Stock Option Plan (the "1998 Option Plan") which authorizes the granting of stock options to key employees for up to a total of 1,600,000 shares of common stock of the Company at exercise prices to be determined in accordance with the provisions of the 1998 Option Plan. Options granted in 1998 were targeted to vest on the last day of the plan year at the rate of 25% of the aggregate number of shares of common stock underlying each series of options per year, provided that the Company attained a specified EBITDA goal in that plan year. The specified EBITDA goals were not attained and, as a result, none of these options have vested and none will vest until the date described below. Options granted under the 1998 Option Plan on August 1, 2001 are targeted to vest at the rate of 25% of the total option shares covered by the grant per year for the four (4) years subsequent to the date of the grant. Notwithstanding the foregoing, all options granted under the 1998 Option Plan shall vest automatically on the ninth anniversary of the date of the grant, regardless of performance criteria or, in the event of a Company Sale (as defined in the 1998 Option Plan), immediately prior to such sale provided such sale occurs prior to the fourth anniversary of the grant of options. Options granted pursuant to the 1998 Option Plan may be forfeited or repurchased by the Company at fair value, as defined, in the event of the participating employee's termination, and if not previously forfeited or exercised, expire and terminate no later than ten years after the date of grant or, in the event of a Company Sale, upon the consummation of such sale.

        The following table sets forth the activity and outstanding balances of options issued pursuant to the 1998 Option Plan:

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Available For Future Grants
Balances at January 1, 2001	466,800	$12.50	1,133,200
Options forfeited	(14,000)	12.50	14,000
Granted on August 1, 2001	1,147,200.125		(1,147,200)

Balances at December 31, 2001	1,600,000	3.63	0
Options forfeited	(4,000)	12.50	4,000

Balances at December 31, 2002	1,596,000	3.61	4,000
Options exercised	(573,600)	.125	—
Options forfeited	(4,400)	12.50	4,400

Balances at December 31, 2003	1,018,000	$5.53	8,400

        At December 31, 2001, none of the options outstanding were vested or exercisable. The outstanding options had a weighted average exercise price of $3.63 per share and a weighted average remaining contractual life of 8.6 years. At December 31, 2002, 286,792 of the options outstanding were vested and exercisable. The outstanding options had a weighted average exercise price of $3.61 per share and a weighted average remaining contractual life of 7.6 years. At December 31, 2003, none of the options outstanding were vested or exercisable. The outstanding options had a weighted average exercise price of $5.53 per share and a weighted average remaining contractual life of 6.1 years.

        Stock options outstanding at December 31, 2003 were as follows:

		Options Outstanding
Price	Weighted Average Contractual Life	Number of Options	Weighted Average Exercise Price
$12.50	4.2 years	444,400	$12.50
.125	7.6 years	573,600.125

		1,018,000	$5.53

        The weighted average grant date fair value of stock options granted in 2001 under the 1998 Option Plan was $.10 per option. No options were granted in 2002 or 2003. The fair value of grants was estimated on the date of grant using the minimum value method with the following weighted average assumptions:

1998 Option Plan
2001
Risk-free interest rate	4.7%
Expected dividend yield	0%
Expected life	5 years
Calculated volatility	N/A

Stockholder's Agreement

        The Company is party to the Stockholders Agreement, as amended, dated as of March 17, 1998 (the "Stockholders Agreement"), with AIP ("American Industrial Partners") and certain other stockholders (together with AIP, the "Stockholders"). The Stockholders Agreement provides, among other things, that the Stockholders agree to vote and/or otherwise provide that six individuals designated by AIP shall sit on the Company's Board. Upon termination of employment of a management Stockholder, the Company has the option to repurchase all of the shares of stock held by such persons. A management Stockholder whose employment is terminated by reason of death, disability, resignation or termination other than for cause, has the right to require the Company to purchase all, but not less than all, of such Stockholder's shares. The Agreement also provides for certain restrictions on transfer of shares by Stockholders, including, among other things, that the Company has a right of first refusal to purchase all but not less than all, of any shares to be sold pursuant to a permitted transfer by any management Stockholder.

        If AIP or any of its affiliates (not including the Company) enter into a definitive agreement to sell its shares, management Stockholders shall be entitled to sell a pro rata portion of their shares at the same price and on the same terms and conditions as such proposed sale. If AIP proposes to sell, or otherwise dispose of any shares to a non-affiliate of AIP, AIP is entitled to require management Stockholders to sell up to all of their shares their shares at the same price and on the same terms and conditions as such proposed sale. The holders of a majority of shares held by AIP and its affiliates have unlimited demand registration rights on Forms S-2 or S-3 and up to two demand registrations on Form S-1 and Stockholders are entitled to "piggyback" registration rights on any registration statement filed on forms other than Form S-4 and Form S-8, in all cases subject to customary conditions.

        Provisions with respect to voting arrangements, bring along requirements and registration rights, as described above, shall terminate at such time as AIP owns less than 20% of all outstanding shares of the Company.

NOTE I—INCOME TAXES

        Deferred taxes are provided to reflect temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates and laws. A valuation allowance is recognized if it is more likely than not that some or all of the deferred tax assets will not be realized.

        Earnings (loss) before income taxes consists of the following:

	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands)
United States	$(12,719)	$(18,039)	$(10,158)
Foreign	5,666	12,300	12,160

Total	$(7,053)	$(5,739)	$2,002

        The provision for income tax expense consists of the following:

	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands)
Foreign income taxes:
Current	$2,581	$4,505	$6,215
Deferred	737	857	(1,051)

Total	3,318	5,362	5,164

Federal income taxes:
Current	—	(421)	338
Deferred	—	—	—

Total	—	(421)	338

Other (state and local taxes):
Current	92	106	81
Deferred	—	—	—

Total	92	106	81

Total income tax expense	$3,410	$5,047	$5,583

        Total income tax expense differs from amounts expected by applying the federal statutory income tax rate to earnings (loss) before income taxes as set forth in the following table:

	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands)
Tax expense (benefit) at federal statutory rate	$(2,469)	$(2,008)	$700
Valuation allowance adjustments	2,750	3,099	(593)
Impact of foreign subsidiary income, tax rates and tax credits	2,902	4,833	6,035
State income taxes	60	69	53
Nondeductible goodwill amortization	757	—	—
Extraterritorial income exclusion	(560)	(665)	(1,227)
Alternative minimum tax	—	(421)	338
Other items	(30)	140	277

Total income tax expense	$3,410	$5,047	$5,583

        Significant components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2002	2003
	(Dollars in Thousands)
Deferred tax assets:
Postretirement benefits	$5,592	$5,760
Minimum pension liability adjustment	11,677	10,083
Inventory valuation provisions	5,971	7,280
Accrued and other liabilities	4,866	5,732
Research and development expenditures	3,752	2,941
Tax loss carryforward	22,031	17,448
Tax credit carryforward	479	817
Other items	1,293	1,261

Total deferred tax assets	55,661	51,322
Deferred tax liabilities:
Excess of book basis over tax basis of property, plant and equipment and intangible assets	(30,356)	(27,578)
Valuation allowance	(24,539)	(21,927)

Net deferred tax asset	$766	$1,817

        The classification of the net deferred tax assets and liabilities is as follows:

	December 31,
	2002	2003
	(Dollars in Thousands)
Current deferred tax asset	$565	$940
Long-term deferred tax asset	1,080	1,636
Current deferred tax liability	(478)	(307)
Long-term deferred tax liability	(401)	(452)

Net deferred tax asset	$766	$1,817

        Due to the recent history of domestic net operating losses, a valuation allowance has been used to reduce the net deferred tax assets (after giving effect to deferred tax liabilities) for domestic operations to an amount that is more likely than not to be realized. A roll-forward of the valuation allowance is presented below.

	Balance At Beginning Of Period	Additions—Allowance Established	Deductions— Allowance Used	Balance At End Of Period
Year ended December 31, 2001	$13,848	$5,849	$—	$19,697
Year ended December 31, 2002	$19,697	$4,842	$—	$24,539
Year ended December 31, 2003	$24,539	$—	$2,612	$21,927

        The Company, along with its domestic subsidiaries, and Holdings file a consolidated federal income tax return. The consolidated tax expense of the affiliated group is allocated using the pro-rata method based on each company's contribution to consolidated federal taxable income.

        As of December 31, 2003, the Company has available approximately $41,400,000 of federal net operating loss carry forwards ("NOL") NOL from the years 1990 through 1994, 1997 through 1999 and 2001, that expire in the years 2005 through 2021, to offset against future federal taxable income. Because both the 1997 acquisition of the Company by Holdings and the 1994 consummation of the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and the Company as modified on December 1, 1994 (the "Amended Plan") resulted in an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, the use of the majority of such NOL is subject to certain annual limitations. The total NOL available to offset federal taxable income in 2004 is approximately $23,600,000.

        As of December 31, 2003, the Company also has a federal alternative minimum tax credit carryforward of $817,000 which carries forward indefinitely. However, because $479,000 of this credit carryforward arose prior to the effective date of the Amended Plan, that portion will not be usable until the year 2010.

        The Company also has a significant amount of state NOL (which expire in the years 2004 through 2017) available to offset future state taxable income in states where it has significant operations. Since the majority of states in which the Company files its state returns follow rules similar to federal rules, it is expected that the usage of state NOL will be limited to approximately $71,000,000.

        Cumulative undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested, and on which U.S. income taxes have not been provided by the Company, amounted to approximately $25,054,000 at December 31, 2003. It is not practicable to estimate the amount of additional tax which would be payable upon repatriation of such earnings; however, due to foreign tax credit limitations, higher effective U.S. income tax rates and foreign withholding taxes, additional taxes could be incurred.

NOTE J—PENSION AND RETIREMENT PLANS

        The Company has several pension and retirement plans covering substantially all of its employees in the United States. All plans have a measurement date of December 31.

        The following tables set forth the plans' funded status and amounts recognized in the consolidated financial statements at December 31, 2003 and 2002:

	December 31,
	2002	2003
	(Dollars in Thousands)
Change in projected benefit obligation:
Projected benefit obligation at January 1	$77,962	$82,007
Service cost	1,609	1,642
Interest cost	5,401	5,322
Actuarial loss	3,023	3,698
Benefits paid	(5,988)	(5,848)

Projected benefit obligation at December 31	82,007	86,821

Change in plan assets:
Fair value of plan assets at January 1	59,851	48,216
Actual return (loss) on plan assets	(6,339)	10,047
Employer contributions	692	3,994
Benefits paid	(5,988)	(5,848)

Fair value of plan assets at December 31	48,216	56,409

Net amount recognized:
Funded status	(33,791)	(30,412)
Unrecognized prior service cost	2,366	2,160
Unrecognized net actuarial loss	31,207	27,061

Net amount recognized	$(218)	$(1,191)

Amounts recognized in consolidated balance sheets at December 31:
Long-term prepaid pension costs	$3,928	$1,455
Current accrued pension liabilities	(3,695)	(2,646)
Long-term accrued pension liabilities	(32,903)	(28,175)
Intangible asset	3,259	2,967
Accumulated other comprehensive loss	29,193	25,208

Net amount recognized	$(218)	$(1,191)

Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	6.75%	6.25%
Rate of compensation increase	3.75% - 4%	3.75% - 4%

        The accumulated benefit obligation for all defined benefit pension plans was $80,886,000 and $85,663,000 at December 31, 2002 and 2003, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	December 31,
	2002	2003
	(Dollars in Thousands)
Projected benefit obligation	$82,007	$86,821
Accumulated benefit obligation	80,886	85,663
Fair value of plan assets	48,216	56,409
	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands)
Components of net periodic benefit cost:
Service cost	$1,439	$1,609	$1,642
Interest cost	5,270	5,401	5,322
Expected return on plan assets	(6,090)	(5,155)	(4,221)
Amortization of prior service cost	(86)	206	206
Amortization of net actuarial loss	—	723	2,018

Total benefit cost	$533	$2,784	$4,967

Increase (decrease) in minimum liability included in other comprehensive income (loss)	$15,245	$13,948	$(3,985)

Weighted-average assumptions used to determine net periodic benefit cost for year:
Discount rate	7.75%	7.25%	6.75%
Expected return on plan assets	9%	9%	9%
Rate of compensation increase	4.5%	3.75% - 4%	3.75% - 4%

        In selecting the expected long-term rate of return on assets, the Company considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of these plans. This included considering the trusts' targeted asset allocation for the year and the expected returns likely to be earned over the next 20 years. The assumptions used for the return of each asset class are conservative when compared to long-term historical returns.

        The Company's pension plans' weighted-average actual and targeted asset allocations by asset category at December 31, 2002 and 2003 are as follows:

	December 31,
	2002	2003
	(Dollars in Thousands)
Asset category:
Equity securities	65%	65%
Debt securities	35	35
Real estate	—	—
Other	—	—

Total	100%	100%

        The desired investment objective is a long-term real rate of return on assets that is approximately 6% greater than the assumed rate of inflation measured by the Consumer Price Index, currently assumed to be about 3%. The target rate of return for the plans has been based upon an analysis of historical returns supplemented with an economic and structural review of each asset class. The Benefit Plan Committee of the Company realizes that market performance varies and that a 6% real rate of return may not be meaningful during some periods. The Benefit Plan Committee also realizes that historical performance is no guarantee of future performance.

        To achieve these goals the minimum and maximum allocation ranges for fixed securities and equity securities are as follows:

	Minimum	Maximum
Equity	63%	67%
Fixed	33%	37%
Cash equivalents	0%	2%

        Investment in international oriented equity funds is limited to a maximum of 18.25% of the equity range.

        The Company expects to contribute $4,857,000 to its pension plans in 2004.

        The Company has 401(k) Savings Plans available to substantially all United States employees. Matching employer contributions are made in accordance with plan provisions subject to certain limitations. Matching employer contributions made were $743,000, $720,000 and $757,000 in 2001, 2002 and 2003, respectively.

NOTE K—POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        The Company provides certain health care benefits to age 65 and life insurance benefits for certain eligible retired United States employees. Substantially all current employees may become eligible for those benefits if they reach early retirement age while working for the Company. The measurement date is December 31.

        The following tables set forth the plan's status and amounts recognized in the consolidated financial statements at December 31, 2002 and 2003:

	December 31,
	2002	2003
	(Dollars in Thousands)
Change in benefit obligation:
Benefit obligation at January 1	$16,027	$16,036
Service cost	557	659
Interest cost	1,054	1,135
Plan participants' contributions	119	144
Net actuarial loss	395	2,565
Benefits paid	(2,116)	(1,618)

Benefit obligation at December 31	16,036	18,921

Change in plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	1,997	1,474
Plan participants' contributions	119	144
Benefits paid	(2,116)	(1,618)

Fair value of plan assets at December 31	—	—

Net amount recognized:
Funded status	(16,036)	(18,921)
Unrecognized net actuarial loss	3,673	5,958
Unrecognized prior service credit	(1,998)	(1,777)

Net amount recognized	$(14,361)	$(14,740)

Amounts recognized in consolidated balance sheets at December 31:
Accrued benefit liability	$(1,610)	$(1,610)
Long-term benefit liability	(12,751)	(13,130)

Net amount recognized	$(14,361)	$(14,740)

Weighted-average assumptions used to determine benefit obligations at December 31—discount rate	6.75%	6.25%

	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands)
Components of net periodic benefit cost:
Service cost	$409	$557	$659
Interest cost	929	1,054	1,135
Amortization of prior service cost	(221)	(221)	(221)
Amortization of net actuarial loss	—	81	280

Net periodic benefit cost	$1,117	$1,471	$1,853

Weighted average assumptions used to determine net periodic benefit cost—discount rate	7.75%	7.25%	6.75%
Assumed health care cost trend rates:
Health care cost trend rate assumed for next year	10%	9%	8%
Rate to which the cost trend rate is assumed to decline	5%	5%	5%
Year that the rate reaches the ultimate trend rate	2007	2007	2007

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(Dollars in Thousands)
Effect on total of service and interest cost	$170	$(148)
Effect on postretirement benefit obligation	1,479	(1,303)

        The Company expects to contribute $1,707,000 for the payment of benefits from its postretirement benefit plan in 2004.

NOTE L—RESEARCH AND DEVELOPMENT

        Expenditures for design and development of new products and improvements of existing mining machinery products, including overhead, aggregated $5,900,000 in 2001, $6,512,000 in 2002 and in $4,594,000 in 2003. All engineering and product development costs are charged to selling, general and administrative expenses as incurred.

NOTE M—CALCULATION OF NET LOSS PER SHARE OF COMMON STOCK

        Basic and diluted net loss per share of common stock were computed by dividing net loss by the weighted average number of shares of common stock outstanding. The shares outstanding used to compute the diluted loss per share exclude outstanding options to purchase 1,600,000, 1,596,000 and 1,018,000 shares of the Company's common stock as of December 31, 2001, 2002 and 2003, respectively. The options were excluded because their inclusion would have been antidilutive.

NOTE N—SEGMENT AND GEOGRAPHICAL INFORMATION

        The Company designs, manufactures and markets large excavation machinery used for surface mining and supplies replacement parts and services for such machines. The Company manufactures its machines and replacement parts primarily at one location. There is no significant difference in the production process for machines and replacement parts. The Company's products are sold primarily to large companies and quasi-governmental entities engaged in the mining of copper, coal, oil sands and iron ore throughout the world. New equipment and replacement parts and services are sold in North America primarily by Company personnel and its domestic subsidiaries, and overseas by Company personnel and through independent sales representatives and the Company's foreign subsidiaries and offices.

        Based on the above, the Company's operations are classified as one operating segment.

        The following table summarizes the Company's sales:

	Years Ended December 31,
	2001	2002	2003
	(Dollars In Thousands)
Machines	$64,552	$47,551	$65,548
Parts and services	226,024	242,047	272,147

	$290,576	$289,598	$337,695

        Financial information by geographical area is set forth in the following table. In the case of sales to external customers, the amounts presented represent the sales originating in the respective geographic area. Information for 2001 and 2002 has been modified to separately disclose amounts for Africa and Chile.

	Sales to External Customers	Long-Lived Assets
	(Dollars in Thousands)
2001
United States	$153,805	$66,075
Africa	16,721	478
Australia	35,870	269
Chile	35,660	3,711
Canada	30,910	4,719
Other Foreign	17,610	1,951

	$290,576	$77,203

2002
United States	$140,326	$51,964
Africa	20,205	691
Australia	33,357	247
Chile	42,163	3,539
Canada	32,204	4,550
Other Foreign	21,343	1,488

	$289,598	$62,479

2003
United States	$155,538	$45,729
Africa	36,501	811
Australia	37,813	244
Chile	48,249	3,877
Canada	36,328	5,515
Other Foreign	23,266	1,257

	$337,695	$57,433

        The Company does not consider itself to be dependent upon any single customer or group of customers; however, on an annual basis a single customer may account for a large percentage of sales, particularly new machine sales. In 2001, 2002 and 2003, one customer accounted for approximately 11%, 12% and 17%, respectively, of the Company's consolidated sales.

NOTE O—COMMITMENTS, CONTINGENCIES AND CREDIT RISKS

  Environmental

        The Company's operations and properties are subject to a broad range of federal, state, local and foreign laws and regulations relating to environmental matters, including laws and regulations governing discharges into the air and water, the handling and disposal of solid and hazardous substances and wastes, and the remediation of contamination associated with releases of hazardous substances at the Company's facilities and at off-site disposal locations. These laws are complex, change frequently and have tended to become more stringent over time. Future events, such as compliance with more stringent laws or regulations, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws, could require additional expenditures by the Company, which may be material.

        Environmental problems have not interfered in any material respect with the Company's manufacturing operations to date. The Company believes that its compliance with statutory requirements respecting environmental quality will not materially affect its capital expenditures, earnings or competitive position. The Company has an ongoing program to address any potential environmental problems.

        Certain environmental laws, such as CERCLA, provide for strict, joint and several liability for investigation and remediation of spills and other releases of hazardous substances. Such laws may apply to conditions at properties currently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes or other contamination attributable to an entity or its predecessors come to be located.

        The Company is one of 53 entities named by the United States Environmental Protection Agency, ("EPA") as potentially responsible parties, or PRP, with regard to the Millcreek dumpsite, located in Erie County, Pennsylvania, which is on the National Priorities List of sites for cleanup under CERCLA. We were named as a result of allegations that it disposed of foundry sand at the site in the 1970's. Both the United States government and the Commonwealth of Pennsylvania initiated actions to recover cleanup costs. The Company has settled both actions with respect to its liability for past costs. In addition, 37 PRPs, including the Company, received administrative orders issued by EPA pursuant to Section 106(a) of CERCLA to perform site capping and flood control remediation at the Millcreek site. The Company was one of eighteen parties responsible for a share of the cost of such work, and has shared such cost per capita to date; however, such cost may be subject to reallocation. In 2002, final remedial work in the form of installation of a municipal golf course as cover was completed and the cost thereof was paid. The EPA has certified completion and its approval thereof. The former remediation contractor, IT Corporation, commenced suit against the Millcreek Dumpsite Group, an unincorporated association including the Company and other cooperating Millcreek PRPs, (the "Group") for breach of contract claims in an amount in excess of $1,000,000. The Group is defending and negotiating settlement of the claim. At December 31, 2003, the Company does not believe that its remaining potential liability in connection with this site will have material effect on its financial position, results of operations or cash flows, although no assurance can be given to that effect.

        The Company has also been named as PRP in two additional CERCLA matters. The EPA named the Company as a PRP with respect to the clean up of the Chemical Recovery Systems, Inc., or ("CRS"), site in Elyria, Ohio. On December 20, 2003, EPA offered the Company a de minimis settlement in the amount of $6,800 to resolve its liabilities under CERCLA Sections 106, 107 and 113. The Company accepted EPA's settlement offer and is awaiting notification from EPA that the settlement is effective. As of December 31, 2003, the Company does not believe that its remaining potential liability in connection with this site will have a material effect on its financial position, results of operations or cash flows, although no assurance can be given to that effect.

        EPA also named the Company as a PRP in the Tremont City, Ohio, landfill matter. The EPA identified the Company as a PRP based upon past operations of the Marion Power Shovel Company, the assets of which the Company acquired in 1997 pursuant to the Asset Purchase and Sale Agreement. The Company responded that it has not operated The Marion Power Shovel Company, that the periods of operation of the Tremont City landfill expired many years prior to 1997 and that, accordingly, it has none of the information requested by the EPA. The Company gave notice of this matter and potential claim to Global Industrial Technologies, Inc., ("Global") under indemnification provisions of the Asset Purchase and Sale Agreement. In 2002, the Company received notice that Global had filed for bankruptcy under Chapter 11 under federal bankruptcy laws. The Company has filed timely claims in that proceeding. Attorneys for Global have participated in a group of potential responsible parties in connection with EPA's investigation of the Tremont City landfill; the Company has not had further contact from EPA concerning this matter. Although the Company has not regarded, and does not regard, this site as presenting a material contingent liability, there can be no assurances to that effect because the EPA has not responded to the Company nor has the EPA withdrawn its identification of the Company as a PRP.

        On March 24, 2003, EPA sent a Request for Information pursuant to CERCLA Section 104 and RCRA Section 3007 to Minserco, Inc., ("Minserco"), a wholly-owned subsidiary of the Company, seeking information concerning Minserco's involvement with Sadler drum site in Mulberry, Polk County, Florida. Minserco responded that it had purchased drums from Sadler Drum, but did not send any drums to the site or return to Sadler Drum any drums it purchased. EPA has not responded to Minserco's infromation. The Company is aware that EPA has spent approximately $600,000 for environmental cleanup at the Sadler Drum site, but has not receieved any indication whether PRPs will be asked to investigate or remediate.

        In December 1990, the Wisconsin Department of Natural Resources, ("DNR"), conducted a pre-remedial screening site inspection on property owned by the Company located at 1100 Milwaukee Avenue in South Milwaukee, Wisconsin. Approximately 35 acres of this site were allegedly used as a landfill by the Company until approximately 1983. The Company disposed of certain manufacturing wastes at the site, primarily foundry sand. The DNR's final site screening eport, dated April 16, 1993, summarized the results of additional investigation. A DNR Decision Memo, dated July 21, 1991, which was based upon the testing results contained in the final site screening report, recommended additional groundwater, suface water, sediment and soil sampling. To date, the Company is not aware of any initiative by the DNR to require any further action with respect to this site. Consequently, the Company has not regarded, and does not regard, this site as presenting a material contingent liability. There can be no assurance, however, that additional investigation by DNR will not be conducted with respect to this site at a later date or that this site will not in the future require removal or remedial actions to be performed by the Company, the costs of which could be material, depending on the circumstances.

        The Company has previously been named as a potentially responsible party under CERCLA and analogous state laws at other sites. The Company believes it has determined its remediation liabilities with respect to the sites discussed above and does not believe that any such remaining liabilities, if any, either individually or in the aggregate, will have a material adverse effect on its business, financial condition, results of operations or cash flows. The Company cannot, however, assure that it will not incur additional liabilities with respect to these sites in the future, the costs of which could be material, nor can it assure that it will not incur remediation liability in the future with respect to sites formerly or currently owned or operated by it or with respect to off-site disposal locations, the costs of which could be material.

        Over the past three years, expenditures for ongoing compliance, remediation, monitoring and clean-up have been immaterial. While no assurance can be given, the Company believes that expenditures for compliance and remediation will not have a material effect on its future capital expenditures, results of operations or competitive position.

  Product Warranty

        The Company recognizes the cost associated with its warranty policies on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for the years ended December 31, 2002 and 2003:

	December 31,
	2002	2003
	(Dollars in Thousands)
Balance at January 1	$2,951	$3,597
Provision	3,793	2,998
Charges	(3,147)	(2,284)

Balance at December 31	$3,597	$4,311

  Product Liability

        The Company is normally subject to numerous product liability claims, many of which relate to products no longer manufactured by the Company or its subsidiaries, and other claims arising in the ordinary course of business. The Company has insurance covering most of said claims, subject to varying deductibles up to $3,000,000, and has various limits of liability depending on the insurance policy year in question. It is the view of management that the final resolution of said claims and other similar claims which are likely to arise in the future will not individually or in the aggregate have a material effect on the Company's financial position, results of operations or cash flows, although no assurance to that effect can be given.

  Asbestos Liability

        The Company has been named as a co-defendant in approximately 289 personal injury liability cases alleging damages due to exposure to asbestos and other substances, involving approximately 1,478 plaintiffs. The cases are pending in courts in nine states. In all of these cases, insurance carriers have accepted or are expected to accept defense. These cases are in various pre-trial stages. The Company does not believe that costs associated with these matters will have a material effect on its financial position, results of operations or cash flows, although no assurance to that effect can be given.

        A reconciliation of claims pending at December 31, 2003 and 2002 is as follows:

	December 31,
	2002	2003
Number of claims pending at January 1,	274	275
New claims filed	7	23
Claims dismissed, settled or resolved	(6)	(9)

Number of claims pending at December 31,	275	289

        The average claim settlement amount was immaterial in both years.

  Other Litigation

        A wholly-owned subsidiary of the Company is a defendant in a suit pending in the United States District Court for the Western District of Pennsylvania, brought on June 15, 2002, relating to an incident in which a dragline operated by an employee of a Company subsidiary tipped over. The customer has sued an unaffiliated third party on a negligence theory for property damages and business interruption losses in a range of approximately $25,000,000 to $27,000,000. The unrelated third party has brought a third-party over action against the Company's subsidiary. The Company's insurance carriers are defending the claim, but have not conceded that the relevant policies cover the claim. At this time discovery is ongoing and it is not possible to evaluate the outcome of the claim nor the range of potential loss, if any.

        Prior to 1985, a wholly-owned, indirect subsidiary of the Company provided comprehensive general liability insurance coverage for affiliate corporations and invested in risk pools as part of its reinsurance activities. The subsidiary issued policies for occurrences during the years 1974 to 1984, which policies, together with its risk pool investments, could involve material liability. It is possible that claims could be asserted in the future with respect to such policies or risk pools. While the Company does not believe that liability under such policies or risk pools will result in material costs, this cannot be guaranteed.

        The Company is involved in various other litigation arising in the normal course of business. It is the view of management that the Company's recovery or liability, if any, under pending litigation is not expected to have a material effect on the Company's financial position, results of operations or cash flows, although no assurance to that effect can be given.

  Commitments

        The Company has obligations under various operating leases and rental and service agreements. The expense relating to these agreements was $3,616,000 in 2001, $5,940,000 in 2002 and $5,899,000 in 2003. Future minimum annual payments under noncancellable agreements, including the sale and leaseback agreement (see Note E), are as follows:

(Dollars in Thousands)
2004	$5,897
2005	4,199
2006	2,162
2007	1,597
2008	1,341
After 2008	15,976

$31,172

  Management Services Agreement

        Holdings is controlled by AIP. AIP provides ongoing financial and management services to the Company utilizing the extensive operating and financial experience of AIP's principals pursuant to a management services agreement among AIP, the Company and the Guarantor Subsidiaries. Payment of the annual fee is subordinated in right of payment to the Loan and Security Agreement. At December 31, 2002 and 2003, $4,364,000 and $5,527,000, respectively, was deferred and payable to AIP under this agreement and is included in payable to American Industrial Partners in the Consolidated Balance Sheets. In addition, at December 31, 2002 and 2003, $885,000 and $432,000, respectively, was currently payable under this agreement and is included in accrued expenses in the Consolidated Balance Sheets. The expense recognized related to this agreement was $1,587,000 in 2001, $1,610,000 in 2002 and $3,185,000 in 2003.

  Credit Risks

        A significant portion of the Company's consolidated sales are to customers whose activities are related to the coal, copper and iron ore mining industries, including some who are located in foreign countries. The Company generally extends credit to these customers and, therefore, collection of receivables may be affected by the mining industry economy and the economic conditions in the countries where the customers are located. However, the Company closely monitors extension of credit and has not experienced significant credit losses. Also, most foreign sales are made to large, well-established companies. The Company generally requires letters of credit on foreign sales to smaller companies.

NOTE P—RESTRUCTURING

        Due to low levels of new orders, the Company continues to reduce a portion of its workforce through layoffs and permanent reductions in the number of its salaried employees. These activities resulted in restructuring charges of $899,000, $1,308,000 and $571,000 during the years ended December 31, 2001, 2002 and 2003, respectively. Such charges primarily relate to severance payments and are included in selling, general and administrative expenses in the Consolidated Statement of Operations. Substantially all of these restructuring charges were paid in the year incurred.

NOTE Q—OTHER INCOME

        In December 2001, the Company, as a policyholder, received an allocation of 369,918 shares as a result of the demutualization of The Principal Financial Group. Net proceeds from the sale of these shares by the Company were $8,704,000 and is recognized as Other (Income) Expense—Net in the Consolidated Statement of Operations for the year ended December 31, 2001.

NOTE R—SUPPLEMENTAL CONSOLIDATING CONDENSED FINANCIAL INFORMATION

        The Company's payment obligations under the Senior Notes are guaranteed by the Guarantor Subsidiaries. Such guarantees are full, unconditional and joint and several. Separate financial statements of the Guarantor Subsidiaries are not presented because the Company's management has determined that they would not be material to investors. The following supplemental financial information sets forth, on an unconsolidated basis, statement of operations, balance sheet and statement of cash flow information for the Company (the "Parent Company"), for the Guarantor Subsidiaries (representing all of the Company's U.S. subsidiaries) and for the Company's non-guarantor subsidiaries (representing all of the Company's non-U.S. subsidiaries, the "Other Subsidiaries"). The supplemental financial information reflects the investments of the Company in the Guarantor and Other Subsidiaries using the equity method of accounting. The Company has determined that it is not practicable to allocate goodwill, intangible assets and deferred income taxes to the Guarantor Subsidiaries and Other Subsidiaries. Parent Company amounts for net earnings (loss) and common shareholders' investment differ from consolidated amounts as intercompany profit in subsidiary inventory has not been eliminated in the Parent Company statement but has been eliminated in the Consolidated Totals.

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Sales	$151,036	$51,080	$144,616	$(56,156)	$290,576
Cost of products sold	130,495	49,354	120,023	(56,081)	243,791

Gross profit	20,541	1,726	24,593	(75)	46,785
Selling, general and administrative expenses	13,227	937	16,642	—	30,806
Research and development expenses	5,900	—	—	—	5,900
Amortization of intangible assets (including goodwill)	4,292	—	—	—	4,292

Operating earnings (loss)	(2,878)	789	7,951	(75)	5,787
Interest expense	20,697	1,679	3,026	(4,517)	20,885
Other (income) expense—net	(11,665)	(51)	(846)	4,517	(8,045)

Earnings (loss) before income taxes and equity in net earnings of consolidated subsidiaries	(11,910)	(839)	5,771	(75)	(7,053)
Income taxes	511	23	2,876	—	3,410

Earnings (loss) before equity in net earnings of consolidated subsidiaries	(12,421)	(862)	2,895	(75)	(10,463)
Equity in net earnings of consolidated subsidiaries	2,033	—	—	(2,033)	—

Net earnings (loss)	$(10,388)	$(862)	$2,895	$(2,108)	$(10,463)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Sales	$148,559	$46,890	$155,481	$(61,332)	$289,598
Cost of products sold	122,167	46,500	125,127	(60,278)	233,516

Gross profit	26,392	390	30,354	(1,054)	56,082
Selling, general and administrative expenses	13,001	1,940	17,273	—	32,214
Reasearch and development expenses	6,512	—	—	—	6,512
Amortization of intangible assets	1,647	—	—	—	1,647

Operating earnings (loss)	5,232	(1,550)	13,081	(1,054)	15,709
Interest expense	19,403	1,368	1,917	(4,016)	18,672
Other (income) expense—net	65	(3)	(1,302)	4,016	2,776

Earnings (loss) before income taxes and equity in net earnings of consolidated subsidiaries	(14,236)	(2,915)	12,466	(1,054)	(5,739)
Income taxes (benefit)	(8)	24	5,031	—	5,047

Earnings (loss) before equity in net earnings of consolidated subsidiaries	(14,228)	(2,939)	7,435	(1,054)	(10,786)
Equity in net earnings of consolidated subsidiaries	4,496	—	—	(4,496)	—

Net earnings (loss)	$(9,732)	$(2,939)	$7,435	$(5,550)	$(10,786)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Sales	$189,402	$38,012	$185,864	$(75,583)	$337,695
Cost of products sold	147,247	36,523	157,303	(72,911)	268,162

Gross profit	42,155	1,489	28,561	(2,672)	69,533
Selling, general and administrative expenses	21,193	1,993	19,837	(276)	42,747
Research and development expenses	4,594	—	—	—	4,594
Amortization of intangible assets	1,647	—	—	—	1,647

Operating earnings (loss)	14,721	(504)	8,724	(2,396)	20,545
Interest expense	19,151	1,375	1,927	(4,766)	17,687
Other (income) expense—net	(1,782)	(3)	(2,125)	4,766	856

Earnings (loss) before income taxes and equity in net earnings of consolidated subsidiaries	(2,648)	(1,876)	8,922	(2,396)	2,002
Income taxes	875	24	4,684	—	5,583

Earnings (loss) before equity in net earnings of consolidated subsidiaries	(3,523)	(1,900)	4,238	(2,396)	(3,581)
Equity in net earnings of consolidated subsidiaries	2,338	—	—	(2,338)	—

Net earnings (loss)	$(1,185)	$(1,900)	$4,238	$(4,734)	$(3,581)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED BALANCE SHEET

DECEMBER 31, 2002

(DOLLARS IN THOUSANDS)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$24	$4,165	$—	$4,189
Receivables—net	20,100	6,006	26,664	—	52,770
Intercompany receivables	76,916	347	24,222	(101,485)	—
Inventories	63,648	7,493	49,705	(6,534)	114,312
Prepaid expenses and other current assets	845	311	5,030	—	6,186

Total Current Assets	161,509	14,181	109,786	(108,019)	177,457
OTHER ASSETS:
Restricted funds on deposit	758	—	727	—	1,485
Goodwill	55,660	—	200	—	55,860
Intangible assets—net	37,662	—	—	—	37,662
Other assets	10,135	—	1,800	—	11,935
Investment in subsidiaries	13,525	—	—	(13,525)	—

	117,740	—	2,727	(13,525)	106,942
PROPERTY, PLANT AND EQUIPMENT—net	45,098	6,866	10,515	—	62,479

	$324,347	$21,047	$123,028	$(121,544)	$346,878

LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$40,390	$2,103	$17,009	$(286)	$59,216
Intercompany payables	117	27,915	70,855	(98,887)	—
Liabilities to customers on uncompleted contracts and warranties	4,584	286	2,980	—	7,850
Income taxes	335	29	3,079	—	3,443
Short-term obligations	—	—	495	—	495
Current maturities of long-term debt	126	44	261	—	431

Total Current Liabilities	45,552	30,377	94,679	(99,173)	71,435
LONG-TERM LIABILITIES:
Liabilities to customers on uncompleted contracts and warranties	2,000	—	—	—	2,000
Postretirement benefits	12,381	—	370	—	12,751
Deferred expenses, pension and other	36,876	335	1,008	—	38,219
Payable to American Industrial Partners	4,364	—	—	—	4,364
Interest payable to Holdings	18,436	—	—	—	18,436

	74,057	335	1,378	—	75,770
LONG-TERM DEBT, less current maturities (includes $75,635 of Senior Notes held by Holdings)	204,023	1,226	2,555	—	207,804
COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)	715	(10,891)	24,416	(22,371)	(8,131)

	$324,347	$21,047	$123,028	$(121,544)	$346,878

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED BALANCE SHEET

December 31, 2003

(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$16	$7,222	$(1,163)	$6,075
Receivables—net	24,325	8,687	39,335	764	73,111
Intercompany receivables	84,418	632	31,833	(116,883)	—
Inventories	58,405	5,980	60,132	(8,619)	115,898
Prepaid expenses and other current assets	1,722	56	6,431	—	8,209

Total Current Assets	168,870	15,371	144,953	(125,901)	203,293
OTHER ASSETS:
Restricted funds on deposit	245	—	333	—	578
Goodwill	55,660	—	200	—	55,860
Intangible assets—net	35,724	—	—	—	35,724
Other assets	7,184	—	2,071	—	9,255
Investment in subsidiaries	26,618	—	—	(26,618)	—

	125,431	—	2,604	(26,618)	101,417
PROPERTY, PLANT AND EQUIPMENT—net	39,701	6,028	11,704	—	57,433

	$334,002	$21,399	$159,261	$(152,519)	$362,143

LIABILITIES AND COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$39,929	$2,584	$17,097	$(19)	$59,591
Intercompany payables	—	29,311	88,178	(117,489)	—
Liabilities to customers on uncompleted contracts and warranties	11,522	628	6,880	—	19,030
Income taxes	478	45	3,791	—	4,314
Borrowings under senior secured revolving credit facility and other short-term obligations	37,420	—	—	—	37,420
Current maturities of long-term debt	—	49	327	—	376

Total Current Liabilities	89,349	32,617	116,273	(117,508)	120,731
LONG-TERM LIABILITIES:
Liabilities to customers on uncompleted contracts and warranties	800	—	—	—	800
Postretirement benefits	12,801	—	329	—	13,130
Deferred expenses, pension and other	31,599	397	453	—	32,449
Payable to American Industrial Partners	5,527	—	—	—	5,527
Interest payable to Holdings	25,810	—	—	—	25,810

	76,537	397	782	—	77,716
LONG-TERM DEBT, less current maturities (including $75,635 of Senior Notes held by Holdings)	150,000	1,176	2,797	—	153,973
COMMON SHAREHOLDERS' INVESTMENT (DEFICIT)	18,116	(12,791)	39,409	(35,011)	9,723

	$334,002	$21,399	$159,261	$(152,519)	$362,143

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net Cash Provided By (Used In) Operating Activities	$(3,626)	$600	$1,717	$—	$(1,309)

Cash Flows From Investing Activities:
Decrease (increase) in restricted funds on deposit	308	—	(340)	—	(32)
Proceeds from sale of The Principal Financial Group shares	5,730	—	—	—	5,730
Purchases of property, plant and equipment	(1,990)	(968)	(1,169)	—	(4,127)
Proceeds from sale of property, plant and equipment	23	—	513	—	536
Dividends paid to parent	200	—	(200)	—	—

Net cash provided by (used in) investing activities	4,271	(968)	(1,196)	—	2,107

Cash Flows From Financing Activities:
Proceeds from (repayments of) revolving credit facilities	(1,350)	—	298	—	(1,052)
Net increase (decrease)in other bank borrowings	(52)	—	323	—	271
Proceeds from issuance of long-term debt	—	360	877	—	1,237
Payment of long-term debt	(336)	—	(1,305)	—	(1,641)
Capital contribution from Holdings	1,093	—	—	—	1,093

Net cash provided by (used in) financing activities	(645)	360	193	—	(92)

Effect of exchange rate changes on cash	—	—	(436)	—	(436)

Net increase (decrease) in cash and cash equivalents	—	(8)	278	—	270
Cash and cash equivalents at beginning of year	—	36	6,912	—	6,948

Cash and cash equivalents at end of year	$—	$28	$7,190	$—	$7,218

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net Cash Provided By Operating Activities	$4,579	$683	$4,443	$—	$9,705

Cash Flows From Investing Activities:
Increase in restricted funds on deposit	(716)	—	(187)	—	(903)
Proceeds from the sale of The Principal Financial Group shares	2,974	—	—	—	2,974
Purchases of property, plant and equipment	(2,697)	(1,598)	(1,162)	—	(5,457)
Proceeds from sale of property, plant and equipment	363	2	380	—	745
Net proceeds from sale and leaseback transaction	6,657	—	—	—	6,657
Purchase of Bennett & Emmott (1986) Ltd.	—	—	(200)	—	(200)
Dividends paid to parent	99	—	(99)	—	—

Net cash provided by (used in) investing activities	6,680	(1,596)	(1,268)	—	3,816

Cash Flows From Financing Activities:
Net repayments of revolving credit facilities	(9,077)	—	(5,732)	—	(14,809)
Net increase (decrease) in other bank borrowings	—	—	(71)	—	(71)
Proceeds from issuance of long-term debt	—	925	—	—	925
Payment of long-term debt	(236)	(16)	(549)	—	(801)
Payment of refinancing expenses	(1,946)	—	(101)	—	(2,047)

Net cash provided by (used in) financing activities	(11,259)	909	(6,453)	—	(16,803)

Effect of exchange rate changes on cash	—	—	253	—	253

Net decrease in cash and cash equivalents	—	(4)	(3,025)	—	(3,029)
Cash and cash equivalents at beginning of year	—	28	7,190	—	7,218

Cash and cash equivalents at end of year	$—	$24	$4,165	$—	$4,189

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

(Dollars in Thousands)

	Parent Company	Guarantor Subsidiaries	Other Subsidiaries	Eliminations	Consolidated Total
Net Cash Provided By (Used In) Operating Activities	$13,684	$237	$10,180	$(1,163)	$22,938

Cash Flows From Investing Activities:
Decrease in restricted funds on deposit	513	—	394	—	907
Purchases of property, plant and equipment	(3,531)	(74)	(973)	—	(4,578)
Proceeds from sale of property, plant and equipment	284	—	84	—	368
Dividends paid to parent	7,107	—	(7,107)	—	—

Net cash provided by (used in) investing activities	4,373	(74)	(7,602)	—	(3,303)

Cash Flows From Financing Activities:
Net repayments of senior secured revolving credit facility	(16,603)	—	—	—	(16,603)
Net decrease in other bank borrowings	—	—	(494)	—	(494)
Payment of long-term debt	—	(171)	(268)	—	(439)
Payment of refinancing expenses	(1,526)	—	—	—	(1,526)
Proceeds from issuance of common stock	72	—	—	—	72

Net cash provided by (used in) financing activities	(18,057)	(171)	(762)	—	(18,990)

Effect of exchange rate changes on cash	—	—	1,241	—	1,241

Net increase (decrease) in cash and cash equivalents	—	(8)	3,057	(1,163)	1,886
Cash and cash equivalents at beginning of year	—	24	4,165	—	4,189

Cash and cash equivalents at end of year	$—	$16	$7,222	$(1,163)	$6,075

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bucyrus International, Inc.:

        We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. and subsidiaries (the "Company"), a majority-owned subsidiary of Bucyrus Holdings, LLC, as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive income (loss), shareholders' investment (deficit), and cash flows for the years then ended. Our audits also included the accompanying financial statement schedules for the years ended December 31, 2003 and 2002. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 and 2002 financial statements and financial statement schedules based on our audits. The financial statements and financial statement schedule for the year ended December 31, 2001, before the reclassifications, inclusion of certain disclosures, and adjustments discussed in Notes A, D, and N to the financial statements were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and stated that such 2001 financial statement schedule fairly states, in all material respects, the financial data required to be set forth therein in relation to the 2001 basic consolidated financial statements taken as a whole, in their report dated February 8, 2002 (except with respect to the matter discussed in Note G as to which the date is March 7, 2002).

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such 2003 and 2002 financial statement schedules, when considered in relation to the 2003 and 2002 basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As described in Note D to the consolidated financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

        As discussed above, the financial statements of Bucyrus International, Inc. and subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note A, those financial statements have been reclassified to include additional disclosures relating to the components comprising gross profit, selling, general and administrative expenses, amortization of intangible assets, operating earnings, and other income (expense), net. Our audit procedures with respect to the 2001 disclosures described in Note A included (1) comparing the previously reported other income and engineering and field service, selling, administrative and miscellaneous expenses to previously issued financial statements, (2) comparing the gross profit, selling, general and administrative expenses, amortization of intangible assets, operating earnings, and other income (expense), net to the Company's underlying analysis obtained from management, and (3) testing the mathematical accuracy of the underlying analysis.

Also, as described in Note A, the 2001 financial statements have been revised to give effect to the stock split on June 9, 2004 discussed in Note A. We audited the adjustments described in Note A that were applied to revise the 2001 financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the loss per share disclosures for 2001 to the Company's underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and statement of operations amounts per the Company's accounting analysis to the previously issued financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis. In addition, as described in Note D, the 2001 financial statements have been revised to include the transitional disclosures required by SFAS No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note D with respect to 2001 included (1) comparing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in 2001 related to goodwill and intangible assets that are no longer being amortized as a result of initially applying SFAS No. 142 (including any related tax effects) to the Company's underlying analysis obtained from management; and (2) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss and the related loss-per share amounts. Further, as described in Note N, the Company changed the composition of the geographic information presented in 2003 to separately present information for Africa and Chile, and the amounts disclosed in the 2002 and 2001 financial statements relating to geographic information have been restated to conform to the 2003 composition of geographic information. Our procedures included (1) comparing the amounts of sales and long-lived assets to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of the geographic amounts to the consolidated financial statements. In our opinion, the reclassifications and adjustments described in Notes A and N for 2001 have been properly applied, and the disclosures for 2001 in Note D are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such reclassifications, adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/Deloitte & Touche LLP

Milwaukee, Wisconsin

March 26, 2004 (June 9, 2004, as to the effects of the stock split described in Note A)

        The report set forth below is a copy of a previously issued audit report by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP in connection with its inclusion in this Registration Statement. During the year ended December 31, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). As discussed in Note D of the Notes to Consolidated Financial Statements, the Company has presented the transitional disclosures for the years ended December 31, 2001 required by SFAS 142. In addition, as discussed in Notes A and N of the Notes to the Consolidated Financial Statements, the 2001 financial statements have been reclassified to reflect the change in presentation of the Statements of Operations to provide additional geographic information to conform to the 2003 presentation and for the effect of the 8-for-1 stock split. The Arthur Andersen LLP report does not extend to these reclassifications and disclosures. These reclassifications and disclosures are reported on by Deloitte & Touche LLP as stated in their report appearing herein.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of
Bucyrus International, Inc.:

        We have audited the accompanying consolidated balance sheets of Bucyrus International, Inc. (Delaware corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive loss, common shareholders' investment and cash flows for the three years ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bucyrus International, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

        Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The schedule listed in the index at item 16(b) is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule for the three years ended December 31, 2001 has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ Arthur Andersen LLP ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin February 8, 2002 (except with respect to the matter discussed in Note G, as to which the date is March 7, 2002)

BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(DOLLARS IN THOUSANDS)

	Balance At Beginning Of Period	Charges (Credits) To Costs And Expenses	(Charges) Credits To Reserves(1)	Balance At End Of Period
Allowances for possible losses on notes and accounts receivable:
Year ended December 31, 2001	$1,159	$14	$(39)	$1,134
Year ended December 31, 2002	$1,134	$47	$(23)	$1,158
Year ended December 31, 2003	$1,158	$172	$142	$1,472

(1)
Includes effect of changes in foreign currency exchange rates.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Shares

Bucyrus International, Inc.

Class A Common Stock

Goldman, Sachs & Co.

Lehman Brothers

Legg Mason Wood Walker

Incorporated

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee, are estimates.

SEC registration fee		$19,670.18
NASD filing fee		16,025.00
Nasdaq listing fee and expenses		*
Blue sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be furnished by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of a director of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock purchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the Delaware General Corporation Law provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses, (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred by the indemnified person and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event such person is adjudged liable to the corporation unless a court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

        Article Seventh of our certificate of incorporation provides that our directors shall not be personally liable to us and our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Our bylaws and certificate of incorporation provide that we may indemnify any person who is or was a director, officer, employee or agent of us to the fullest extent permitted by Delaware law. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

        Pursuant to the underwriting agreement, in the form filed as an exhibit to this registration statement, the underwriters will agree to indemnify directors and our officers and persons controlling us, within the meaning of the Securities Act against certain liabilities that might arise out of or are based upon certain information furnished to us by any such underwriter.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        Set forth below in chronological order is information regarding the number of shares of capital stock, options and warrants issued by us since January 1, 2001. Also included is the consideration, if any, received by us for the securities.

        On August 1, 2001, we issued to Messrs. Sullivan, Phillips, Mackus, Bruno and Bosbous options to purchase 1,147,200 shares of our common stock under the 1998 Option Plan.

        In 2003, we issued 573,600 shares of common stock to officers and directors pursuant to exercise of options granted on August 1, 2001 under the 1998 Option Plan for aggregate consideration of $71,700.

        On April 28, 2004 we granted options for the purchase of a total of 8,400 shares of our common stock to Messrs. Swamy and Jelinek under the 1998 Option Plan.

        There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by reason of Section 4(2) of the 1933 Act, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the public distribution thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits.

Exhibit No.	Description
1	Form of Underwriting Agreement*
2.1
Agreement and Plan of Merger, dated August 21, 1997, between Registrant, American Industrial Partners Acquisition Company, LLC and Bucyrus Acquisition Corp. (incorporated by reference herein to Exhibit 1 to Registrant's Schedule 14D-9, filed August 26, 1997).
2.2
Certificate of Merger, dated September 26, 1997, and filed with the Secretary of State of the State of Delaware on September 26, 1997 (incorporated by reference herein to Exhibit 2.2 to Registrant's Form 8-K, filed on October 10, 1997).
2.3
Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus- Erie Company under Chapter 11 of the Bankruptcy Code, as modified December 1, 1994, including Exhibits (incorporated by reference herein to Exhibit 2.1 to Registrant's Form 8-K, filed December 13, 1994).
2.4
Order, dated December 1, 1994, of the U.S. Bankruptcy Court, Eastern District of Wisconsin, confirming the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus-Erie Company under Chapter 11 of the Bankruptcy Code, as modified December 1, 1994, including Exhibits (incorporated by reference herein to Exhibit 2.2 to Registrant's Form 8-K, filed December 13, 1994).
3.1	Restated Certificate of Incorporation (incorporated by reference herein to Exhibit 3.6 to Registrant's Form 10-K for the year ended December 31, 1998).
3.2	Certificate of Amendment to Restated Certificate of Incorporation.
3.3	Bylaws.
3.4	Form of Amended and Restated Certificate of Incorporation.*
3.5	Form of Amended and Restated Bylaws.*
4.1	Specimen Class A common stock certificate.*
4.2
Indenture, dated as of September 24, 1997, among Registrant, Boonville Mining Services, Inc., Minserco, Inc. and Von's Welding, Inc. and Harris Trust and Savings Bank, Trustee (incorporated by reference herein to Exhibit 4.1 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
4.3
Letter, dated February 15, 2000, evidencing change of Indenture Trustee (incorporated by reference herein Exhibit 4.1(a) to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
4.4
Form of Guarantee of Boonville Mining Services, Inc., Minserco, Inc. and Von's Welding, Inc., dated as of September 24, 1997, in favor of Harris Trust and Savings Bank as Trustee under the Indenture (incorporated by reference herein to Exhibit 4.1 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
4.5	Form of Registrant's 9-3/4% Senior Note due 2007 (incorporated by reference herein to Exhibit 4.1 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
5	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1
Stockholders Agreement, dated as of March 17, 1998, among Registrant, American Industrial Partners Acquisition Company, LLC and each individual who executes a counterpart thereto (incorporated by reference herein to Exhibit 10.11 to Registrant's Form 10-K for the year ended December 31, 2003).
10.2
Management Services Agreement by and among Registrant, Boonville Mining Services, Inc., Minserco, Inc. and Von's Welding, Inc. and American Industrial Partners (incorporated by reference herein to Exhibit 10.2 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
10.3	Employment Agreement between Registrant and Craig R. Mackus, dated as of May 21, 1997 (incorporated by reference herein to Exhibit 10.17 to Registrant's Form 10-Q, filed August 14, 1997).
10.4
Annual Management Incentive Plan for 1997, adopted by Board of Directors February 5, 1997 (incorporated by reference herein to Exhibit 10.14 to Registrant's Form 10-K for year ended December 31, 1997).
10.5	1998 Management Stock Option Plan (incorporated by reference herein to Exhibit 10.17 to Registrant's Form 10-K for year ended December 31, 1997).
10.6
Employment Agreement between Registrant and Frank P. Bruno, dated as of December 1, 1997 (incorporated by reference herein to Exhibit 10.18 to Registrant's Form 10-K for the year ended December 31, 1998).
10.7	Letter Agreement between Registrant and Timothy W. Sullivan, dated August 8, 2000 (incorporated by reference herein to Exhibit 10.7 to Registrant's Form 10-Q, filed August 14, 2000).
10.8
Agreement of Debt Conversion between Registrant and Bucyrus Holdings, LLC, dated March 22, 2001 (incorporated by reference herein to Exhibit 10.21 to Registrant's Form 10-K for year ended December 31, 2000).
10.9
Agreement to Purchase and Sell Industrial Property between Registrant and InSite Real Estate Development, L.L.C., dated October 25, 2001 (incorporated by reference herein to Exhibit 10.18 to Registrant's Form 10-K for year ended December 31, 2001).
10.10
Industrial Lease Agreement between Registrant and InSite South Milwaukee, L.L.C., dated January 4, 2002 (incorporated by reference herein to Exhibit 10.19 to Registrant's Form 10-K for year ended December 31, 2001).
10.11
Termination Benefits Agreement between Registrant and John F. Bosbous, dated March 5, 2002 (incorporated by reference herein to Exhibit 10.20 to Registrant's Form 10-K for year ended December 31, 2001).
10.12
Termination Benefits Agreement between Registrant and Thomas B. Phillips, dated March 5, 2002 (incorporated by reference herein to Exhibit 10.21 to Registrant's Form 10-K for year ended December 31, 2001).
10.13
Loan and Security Agreement by and among Registrant, Minserco, Inc., Boonville Mining Services, Inc., GMAC Business Credit, LLC, and Bank One, Wisconsin, dated March 7, 2002 (incorporated by reference herein to Exhibit 10.22 to Registrant's Form 10-K for year ended December 31, 2001).

10.14	First Amendment, dated December 31, 2002, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.16(a) to Registrant's Form 10-K for year ended December 31, 2002).
10.15	Second Amendment, dated January 9, 2003, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.16(b) to Registrant's Form 10-K for year ended December 31, 2002).
10.16	Letter Agreement, as of December 31, 2002, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.16(c) to Registrant's Form 10-K for year ended December 31, 2002).
10.17	Third Amendment, dated November 13, 2003, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.10(d) to Registrant's Form 10-Q, filed November 13, 2003).
10.18	Fourth Amendment, dated March 8, 2004, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.28 to Registrant's Form 10-K for year ended December 31, 2003).
10.19
Board of Directors Resolution, dated December 16, 1998, amending the 1998 Management Stock Option Plan (incorporated by reference herein to Exhibit 10.17 to Registrant's Form 10-K for year ended December 31, 2002).
10.20	Registration Rights Agreement.*
21	Subsidiaries of Registrant.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).*
24.1	Power of Attorney (included in the signature pages hereto).

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statements Schedules.

Schedule II—Valuation and Qualifying Accounts and Reserves for the years ended December 31, 2001, 2002 and 2003 appears on page F-44. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown on the financial statements or notes, thereto.

ITEM 17. UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South Milwaukee, State of Wisconsin, on June 10, 2004.

BUCYRUS INTERNATIONAL, INC.
By:	/s/ TIMOTHY W. SULLIVAN Name: Timothy W. Sullivan Title: President, Chief Executive Officer and Director

SIGNATURES AND POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS that each person whose signature to this Registration Statement appears below hereby constitutes and appoints each of Timothy W. Sullivan and Craig R. Mackus, as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments, and registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or any substitute therefore, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TIMOTHY W. SULLIVAN Timothy W. Sullivan	President, Chief Executive Officer and Director	June 10, 2004
* Craig R. Mackus	Chief Financial Officer, Controller and Secretary	June 10, 2004
* Theodore C. Rogers	Chairman of the Board of Directors and Director	June 10, 2004
* W. Richard Bingham	Director	June 10, 2004

* Dino M. Cusumano	Director	June 10, 2004
* Kim A. Marvin	Director	June 10, 2004
* Robert L. Purdum	Director	June 10, 2004
/s/ GENE E. LITTLE Gene E. Little	Director	June 10, 2004
/s/ ROBERT W. KORTHALS Robert W. Korthals	Director	June 10, 2004
/s/ RONALD A. CRUTCHER Ronald A. Crutcher	Director	June 10, 2004
*By:	/s/ TIMOTHY W. SULLIVAN
	Name:	Timothy W. Sullivan Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1	Form of Underwriting Agreement*
2.1
Agreement and Plan of Merger, dated August 21, 1997, between Registrant, American Industrial Partners Acquisition Company, LLC and Bucyrus Acquisition Corp. (incorporated by reference herein to Exhibit 1 to Registrant's Schedule 14D-9, filed August 26, 1997).
2.2
Certificate of Merger, dated September 26, 1997, and filed with the Secretary of State of the State of Delaware on September 26, 1997 (incorporated by reference herein to Exhibit 2.2 to Registrant's Form 8-K, filed on October 10, 1997).
2.3
Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus- Erie Company under Chapter 11 of the Bankruptcy Code, as modified December 1, 1994, including Exhibits (incorporated by reference herein to Exhibit 2.1 to Registrant's Form 8-K, filed December 13, 1994).
2.4
Order, dated December 1, 1994, of the U.S. Bankruptcy Court, Eastern District of Wisconsin, confirming the Second Amended Joint Plan of Reorganization of B-E Holdings, Inc. and Bucyrus-Erie Company under Chapter 11 of the Bankruptcy Code, as modified December 1, 1994, including Exhibits (incorporated by reference herein to Exhibit 2.2 to Registrant's Form 8-K, filed December 13, 1994).
3.1	Restated Certificate of Incorporation (incorporated by reference herein to Exhibit 3.6 to Registrant's Form 10-K for the year ended December 31, 1998).
3.2	Certificate of Amendment to Restated Certificate of Incorporation.
3.3	Bylaws.
3.4	Form of Amended and Restated Certificate of Incorporation*
3.5	Form of Amended and Restated Bylaws*
4.1	Specimen Class A common stock certificate*
4.2
Indenture, dated as of September 24, 1997, among Registrant, Boonville Mining Services, Inc., Minserco, Inc. and Von's Welding, Inc. and Harris Trust and Savings Bank, Trustee (incorporated by reference herein to Exhibit 4.1 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
4.3
Letter, dated February 15, 2000, evidencing change of Indenture Trustee (incorporated by reference herein Exhibit 4.1(a) to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
4.4
Form of Guarantee of Boonville Mining Services, Inc., Minserco, Inc. and Von's Welding, Inc., dated as of September 24, 1997, in favor of Harris Trust and Savings Bank as Trustee under the Indenture (incorporated by reference herein to Exhibit 4.1 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
4.5	Form of Registrant's 9-3/4% Senior Note due 2007 (incorporated by reference herein to Exhibit 4.1 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
5	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP*

10.1
Stockholders Agreement, dated as of March 17, 1998, among Registrant, American Industrial Partners Acquisition Company, LLC and each individual who executes a counterpart thereto (incorporated by reference herein to Exhibit 10.11 to Registrant's Form 10-K for the year ended December 31, 2003).
10.2
Management Services Agreement by and among Registrant, Boonville Mining Services, Inc., Minserco, Inc. and Von's Welding, Inc. and American Industrial Partners (incorporated by reference herein to Exhibit 10.2 to Registrant's Form S-4 (Commission file No. 333-39359), filed November 3, 1997).
10.3	Employment Agreement between Registrant and Craig R. Mackus, dated as of May 21, 1997 (incorporated by reference herein to Exhibit 10.17 to Registrant's Form 10-Q, filed August 14, 1997).
10.4
Annual Management Incentive Plan for 1997, adopted by Board of Directors February 5, 1997 (incorporated by reference herein to Exhibit 10.14 to Registrant's Form 10-K for year ended December 31, 1997).
10.5	1998 Management Stock Option Plan (incorporated by reference herein to Exhibit 10.17 to Registrant's Form 10-K for year ended December 31, 1997).
10.6
Employment Agreement between Registrant and Frank P. Bruno, dated as of December 1, 1997 (incorporated by reference herein to Exhibit 10.18 to Registrant's Form 10-K for the year ended December 31, 1998).
10.7	Letter Agreement between Registrant and Timothy W. Sullivan, dated August 8, 2000 (incorporated by reference herein to Exhibit 10.7 to Registrant's Form 10-Q, filed August 14, 2000).
10.8
Agreement of Debt Conversion between Registrant and Bucyrus Holdings, LLC, dated March 22, 2001 (incorporated by reference herein to Exhibit 10.21 to Registrant's Form 10-K for year ended December 31, 2000).
10.9
Agreement to Purchase and Sell Industrial Property between Registrant and InSite Real Estate Development, L.L.C., dated October 25, 2001 (incorporated by reference herein to Exhibit 10.18 to Registrant's Form 10-K for year ended December 31, 2001).
10.10
Industrial Lease Agreement between Registrant and InSite South Milwaukee, L.L.C., dated January 4, 2002 (incorporated by reference herein to Exhibit 10.19 to Registrant's Form 10-K for year ended December 31, 2001).
10.11
Termination Benefits Agreement between Registrant and John F. Bosbous, dated March 5, 2002 (incorporated by reference herein to Exhibit 10.20 to Registrant's Form 10-K for year ended December 31, 2001).
10.12
Termination Benefits Agreement between Registrant and Thomas B. Phillips, dated March 5, 2002 (incorporated by reference herein to Exhibit 10.21 to Registrant's Form 10-K for year ended December 31, 2001).
10.13
Loan and Security Agreement by and among Registrant, Minserco, Inc., Boonville Mining Services, Inc., GMAC Business Credit, LLC, and Bank One, Wisconsin, dated March 7, 2002 (incorporated by reference herein to Exhibit 10.22 to Registrant's Form 10-K for year ended December 31, 2001).
10.14	First Amendment, dated December 31, 2002, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.16(a) to Registrant's Form 10-K for year ended December 31, 2002).

10.15	Second Amendment, dated January 9, 2003, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.16(b) to Registrant's Form 10-K for year ended December 31, 2002).
10.16	Letter Agreement, as of December 31, 2002, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.16(c) to Registrant's Form 10-K for year ended December 31, 2002).
10.17	Third Amendment, dated November 13, 2003, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.10(d) to Registrant's Form 10-Q, filed November 13, 2003).
10.18	Fourth Amendment, dated March 8, 2004, to Loan and Security Agreement (incorporated by reference herein to Exhibit 10.28 to Registrant's Form 10-K for year ended December 31, 2003).
10.19
Board of Directors Resolution, dated December 16, 1998, amending the 1998 Management Stock Option Plan (incorporated by reference herein to Exhibit 10.17 to Registrant's Form 10-K for year ended December 31, 2002).
10.20	Registration Rights Agreement.*
21	Subsidiaries of Registrant.
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5).*
24.1	Power of Attorney (included in the signature pages hereto).

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statements Schedules.

None

QuickLinks

SOURCES OF MARKET AND INDUSTRY DATA
PROSPECTUS SUMMARY
Our Company
Our Industry
Our Strengths
Our Strategy
Risks Relating to Our Business and this Offering
American Industrial Partners
The Offering
Recapitalization and Corporate Reorganization
Ownership Structure
Current
Pro Forma
Ownership
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED AS ADJUSTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Our Industry
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
Common Stock
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF INDEBTEDNESS
UNDERWRITING
VALIDITY OF CLASS A COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (Unaudited) (Dollars in Thousands, Except Per Share Amounts)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited) (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED CONDENSED BALANCE SHEETS (Unaudited) (Dollars in Thousands, Except Per Share Amounts)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (Unaudited) (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS QUARTER ENDED MARCH 31, 2003 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS QUARTER ENDED MARCH 31, 2004 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED BALANCE SHEET DECEMBER 31, 2003 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED BALANCE SHEET MARCH 31, 2004 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS QUARTER ENDED MARCH 31, 2003 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS QUARTER ENDED MARCH 31, 2004 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in Thousands, Except Per Share Amounts)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars in Thousands, Except Per Share Amounts)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' INVESTMENT (DEFICIT) (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED BALANCE SHEET DECEMBER 31, 2002 (DOLLARS IN THOUSANDS)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED BALANCE SHEET December 31, 2003 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2002 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003 (Dollars in Thousands)
BUCYRUS INTERNATIONAL, INC. AND SUBSIDIARIES SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (DOLLARS IN THOUSANDS)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX